Westport™ Fuel Systems

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

Thursday, May 5, 2022

MANAGEMENT INFORMATION CIRCULAR

Your vote is important. This document tells you who can vote, what you will be voting on and how to vote.

Effective Date: March 14, 2022

Table of Contents

Letter to Shareholders
Letter to Shareholders
To Our Shareholders,
On behalf of the Board of Directors, I am pleased to present you with this year’s Management Information Circular and invite you to attend our Annual General and Special Meeting to be held on Thursday, May 5, 2022, at 10:00 am PST via webcast. Details on accessing the meeting can be found in the "Section 1: Solicitation of Proxies" within this document.
The agenda will include votes for the election of directors, the selection of our independent auditors, the adoption of an advisory resolution to support our 2022 executive compensation plan, and an amendment to the Company’s By-Laws. The Annual General and Special Meeting also offers an opportunity for our shareholders to ask questions of the Board of Directors and members of the Executive Management team. We encourage you to read this Management Information Circular and vote your shares virtually at the meeting, online, by phone, or by completing and mailing your proxy or voting instruction form by mail or fax.
At Westport Fuel Systems we aspire to create a world where climate change is mitigated, and global air quality contributes to a healthy society. This challenge involves everyone in our organization taking a daily commitment aimed at building transportation solutions which improve the health of the environment, the safety of people and the prosperity of communities. During 2021, the COVID-19 pandemic continued to be at the forefront of operational decisions with our top priority being the health, safety and well-being of our colleagues, customers and the communities we serve. We are proud of our entire Westport Fuel Systems team as we managed the day-to-day uncertainties of the pandemic and truly lived our value of perseverance.
ESG Leadership
At Westport Fuel Systems, we are driving innovation to power a cleaner tomorrow. And we are doing it today. As a company created to bring environmental solutions to the transportation sector, the Company aims to be a leader in the broad societal efforts to reduce greenhouse gas emissions ("GHG"). Many cities, states, and countries are taking steps to limit carbon emissions from commercial vehicles through new regulations containing aggressive emission reduction targets. Environmental, social, and governance (ESG) policies at the corporate level are also driving changes. Commercial truck fleets, including UPS, DHL and Amazon as examples, are making pledges to reduce their carbon emissions. We have spent the last year bringing ESG principles to the forefront in everything we do: our products and services we are developing and bringing to market, our responsibilities to operate safely, and our focus on building an engaged global workforce. At the Board and Committee levels, we have evaluated and enhanced our Board Skills Matrix and launched our newly formed Technology and Product Strategy Committee.
Executive Compensation and CEO Contract Renewal
This will be our third consecutive year offering a say-on-pay vote to solicit your support of our executive compensation program. We were pleased to see that 90.28% (2019) and 91.48% (2020) votes cast were in support of our executive compensation program. We did not make any substantive changes to our executive compensation program this past year and encourage you to again vote in favour of our say-on-pay proposal again this year.
In January 2019, David Johnson was appointed CEO of Westport Fuel Systems. A proven executive and entrepreneurial leader with deep experience in the global original equipment manufacturer ("OEM") market, outstanding technical skills, and extensive product launch experience, Mr. Johnson has successfully led the Company’s growth and development since then and provided strong leadership during the unprecedented and challenging global COVID-19 pandemic. We remain confident in Mr. Johnson’s vision and ability to execute Westport Fuel Systems’ long-term strategy to leverage innovation and technology to grow our business towards sustainable profitability as the leading Tier 1 supplier in our field. Accordingly, at the beginning of this year, the Company renewed Mr. Johnson’s appointment as CEO under an open-ended agreement.
Corporate Governance
In January 2022, we welcomed Phil Hodge to the Board of Westport Fuel Systems. Mr. Hodge brings a wealth of experience spanning energy markets, international business, investment banking, and mergers and acquisitions. He has a deep background in alternative energy technology from his prior senior executive and director experiences at Westport Innovations
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Letter to Shareholders

Inc. and his role leading the China Business Unit earlier in his career. We are excited to welcome Mr. Hodge back as we position ourselves for continued growth.
In March 2021, Alberta removed the Canadian residency requirements for directors of companies governed by the Business Corporations Act (Alberta) (“ABCA”), under which Westport Fuel Systems is incorporated. Previously, the ABCA required at least 25 percent of an Alberta corporation's directors to be resident Canadians (the “Canadian Residency Requirement”). To promote economic growth and job creation, the Government of Alberta removed this unnecessary burden. As a growing publicly listed company in Canada and the United States with substantial presence in foreign markets including Europe and Asia, Westport Fuel Systems believes that amending the Company’s By-Laws to remove the Canadian Residency Requirement will provide greater flexibility as it continues to expand internationally and position the Board for future recruitment and renewal opportunities.
We sincerely appreciate your continued support of Westport Fuel Systems, and we look forward to you joining us virtually at the 2022 Annual General and Special Meeting.

Sincerely,
Daniel M. Hancock
Chair of the Board and Chair of the Human Resources & Compensation Committee
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Notice of Annual Meeting of Shareholders
Notice of Annual General and Special Meeting of Shareholders
To be held on May 5, 2022

Items of Business		Board's Voting Recommendation
1	Election of directors	FOR ALL	By Internet Visit 24/7 proxyvote.com	By Mailing Your Proxy Card Cast your vote, sign your proxy card, and mail free of postage
2	Ratification of KPMG LLC as our independent registered public accounting firm for 2022	FOR
3	Advisory vote to approve our named executive officer compensation	FOR	By Phone Call toll free 24/7 at 1-800-474-7493	Participate in the Annual Meeting You will need the 16-digit control number, which can be found on your Notice, on your proxy card.
4	To approve an amendment to the Westport Fuel Systems By-Laws	FOR
Meeting Date: May 5, 2022 at 10:00 a.m. (Pacific Time)
Record Date: March 25, 2022
Phone: +1-800-319-4610 (Canada / USA) or +1-604-638-5340 (International)
Notice is hereby given that the Annual General and Special Meeting (the “Meeting”) of the holders (the "Shareholders") of common shares ("Common Shares") of Westport Fuel Systems Inc. ("Westport Fuel Systems" or the "Corporation") will be held virtually on Thursday, May 5, 2022 at 10:00 a.m. (Pacific Time) at +1-800-319-4610 (Canada / USA) or +1-604-638-5340 (International) and https://services.choruscall.ca/links/westportasgm20220505.html. For those who wish to vote during the meeting, pre-registration is required 48 hours prior to the meeting and details on how to register is available in the "Section: Solicitation of Proxies" of this document.
Who Can Vote
Persons registered as holders of Common Shares on the records of Westport Fuel Systems as of the close of business on March 25, 2022, are entitled to receive notice of the Meeting.
•individuals, corporations or other persons directly registered as shareholders on the share register maintained by Computershare Trust Company of Canada ("Computershare") on March 25, 2022 ("Registered Shareholders") may virtually attend the Meeting and vote. Shareholders owning common shares through a brokerage firm or in any other manner who are not directly registered with Computershare on March 25, 2022 ("Beneficial Shareholders") and who wish to attend the Meeting and vote should strike out the current names on the proxy. You may then enter your own name(s) in the blank space on the proxy provided to you by your broker (or the broker’s agent) and return that proxy to your broker (or the broker’s agent) in accordance with the instructions provided by your broker (or the broker’s agent), well in advance of the Meeting.

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Notice of Annual Meeting of Shareholders
•registered and Beneficial Shareholders who do not wish to attend the virtual Meeting or to vote your common shares virtually may be represented by proxy (the "Proxy"). A person appointed as proxyholder does not need to be a shareholder of Westport Fuel Systems. Shareholders who are unable to attend the Meeting virtually are requested to date, sign and return the accompanying proxy, or other appropriate form of proxy, in accordance with the instructions set forth in the Management Information Circular (the "Circular").
•for Registered Shareholders, the proxy, or other appropriate form of proxy, will not be valid unless it is deposited in person or by fax at the offices of Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1, fax numbers: 1-866-249-7775 (toll free North America), or 1-416-263-9524 (international) not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the Meeting, or any adjournment thereof. Registered Shareholders may also vote by telephone or over the Internet as described in the proxy.
•for Beneficial Shareholders, the proxy provided by your broker (or the broker’s agent) can be mailed to Broadridge Financial Solutions, Inc. ("Broadridge") at the address on proxy or, alternatively, a Beneficial Shareholder can call Broadridge’s toll-free telephone line to vote: 1-800-474-7493, or access Broadridge's dedicated voting website at www.proxyvote.com.

Dated at Vancouver, BC as of the 14th day of March 2022,
By order of the Board of Directors,
Richard Orazietti
Chief Financial Officer

Certain statements contained in this Management Information Circular ("MIC") and in certain documents incorporated by reference in this MIC, constitute "forward-looking statements". When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect", "project" and similar expressions, as they relate to us or our management, are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties and are based on a number of assumptions. While the Corporation has a reasonable basis for such forward-looking statements, readers are cautioned that actual results may vary materially from the forward-looking statements in this MIC. You should not place undue reliance on forward-looking statements, which speak only as of the date of this MIC. We undertake no obligation to update the forward-looking statements set forth in this MIC, whether as a result of new information, future events, or otherwise, unless required by applicable securities laws.
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Section 1: Voting
Section 1: Voting
Solicitation of Proxies
Solicitation of proxies will be primarily by mail but may also be by way of online voting, telephone, facsimile or oral communication by the directors, officers, or regular employees, at no additional compensation to them. The costs of the solicitation of proxies will be borne by the Corporation.
Accessing the Virtual Annual General and Special Meeting
The virtual Meeting is to be held on Thursday, May 5, 2022 at 10:00 a.m. (Pacific Time) for the purposes set forth in the accompanying notice of meeting (the "Notice"). Registered Shareholders and duly appointed proxyholders will be able to attend the Meeting, ask questions and, where votes were not previously submitted, vote by phone, all in real time provided you register as a voter ahead of the Meeting.
Non-registered shareholders (shareholders who hold common shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary) who have not appointed themselves as proxyholder will be able to attend the Meeting as a guest but will not be able to vote.

ATTENDEE	MEETING ACCESS INFORMATION
Registered Shareholders and Appointed Proxyholders	Preregistration (with unique Meeting access to follow) available up to 48 hours before at: https://tinyurl.com/wfsagsm2022
All Other Attendees (Guest Access)
Dial In: +1-800-319-4610 (Canada / USA) or
+1-604-638-5340 (International Toll)
Callers should dial in 5 – 10 minutes prior to the scheduled start time.
Webcast: https://services.choruscall.ca/links/westportasgm20220505.html

To streamline the virtual meeting process, we encourage you to vote in advance of the Meeting using the voting instruction form or the form of proxy emailed or mailed to you with the Meeting materials. Please review the "Section: Voting of Common Shares” below for information on how to properly vote your Common Shares.
Appointment of Proxyholders
The persons named in the Proxy are David Johnson, Chief Executive Officer (CEO) of Westport Fuel Systems and the Corporation's external legal counsel, Bruce Hibbard of Bennett Jones LLP, who will be secretary for purposes of the Meeting. A shareholder has the right to appoint another person (who does not need to be a shareholder) to represent them at the Meeting.
•to exercise this right, you can strike out the names on the Proxy and insert the name of your appointee in the blank space provided. You must also ensure that your proxyholder is preregistered to attend the Meeting prior to the registration deadline of 48 hours before to the meeting. When preregistering, enter your proxy holder's name and email address, so they receive the confirmation and calendar booking by email, and the control number on the proxy form. You will see on screen a confirmation displaying the details you have entered. It's recommended that you print a copy for your records
•alternatively, you may complete a Proxy in an appropriate written form of your own choosing. The Proxy or an alternative form of proxy ("Alternative Form of Proxy") will not be valid unless it is deposited in person or by fax at the offices of Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 (fax numbers: (1-866-249-7775 toll free North America), or 1-416-263-9524 (international)) not less than forty-eight (48) hours (excluding Saturdays, Sundays, and holidays) before the time of the Meeting or any adjournment of the Meeting
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Section 1: Voting | Solicitation of Proxies
Revocation of Proxies
A Proxy or Alternative Form of Proxy may be revoked by means of a written document signed by you (the shareholder) or by your duly authorized attorney, or if the shareholder is a corporation, by an authorized officer or officers or attorney of the corporation.
The document revoking the Proxy or Alternative Form of Proxy must be deposited either:
•at the registered office of Westport Fuel Systems (Suite 4500, 855 2nd Street S.W., Calgary, Alberta, T2P 4K7) at any time up to and including the last business day prior to the day of the Meeting, or any adjournment of the Meeting, at which the Proxy or Alternative Form of Proxy is to be used; or
•with the Chairman of the Meeting on the day of, but prior to, the Meeting or any adjournment of the Meeting
In addition, a Proxy or Alternative Form of Proxy may be revoked:
•by the shareholder virtually attending the Meeting and voting the securities represented by the Proxy or an attorney authorized in writing by you (the shareholder), or, if the shareholder is a corporation, by an authorized officer or officers or attorney of the corporation attending the Meeting and voting the securities; or
•in any other manner permitted by law
Exercise of Discretion by Proxyholders
The persons named in the Proxy, David Johnson and Bruce Hibbard, will vote or withhold from voting the Common Shares for which they are appointed, on any ballot that may be called for, and in accordance with the instructions of the shareholder appointing them.
If a shareholder specifies a choice to any matter to be acted upon at the Meeting, the person named in the Proxy will vote the Common Shares accordingly. In the absence of such direction, the proxyholder shall have the authority to vote the relevant Common Shares FOR:
1.the election of the directors, as set forth in this Circular
2.the appointment of auditors, at such remuneration as may be determined by the Board of Directors
3.the advisory "say-on-pay" resolution, as set forth in this Circular
4.the certification of the amendments to the Westport Fuel Systems By-Laws
The Proxy also gives discretion to the persons named in Proxy with respect to for any amendments to, or variations of, the matters identified in the Notice and to any other matters that may properly be brought before the Meeting. As of the date of this Circular, we know of no such amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice.
Signing the Proxy
Person(s) acting as an attorney or in some other representative capacity (including a representative of a corporate shareholder) should indicate their capacity (following their signature) and provide the appropriate documents confirming qualification and authority to act (unless these documents have previously been filed with us or Computershare).
Communication Process for Proxy-Related Materials
We use the notice-and-access process as a method of communication with Beneficial Shareholders who do not hold Common Shares in their own name on the share register maintained by Computershare for shareholder voting and proxy-related materials.
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Section 1: Voting | Communication Process for Proxy-related Materials

Notwithstanding the notice-and-access process, the ABCA requires us to deliver a written copy of the annual financial statements to persons registered as Shareholders on the share register maintained by Computershare unless you, as a Registered Shareholder provide us with written consent to electronic delivery.
Broadridge is the approved intermediary for mailing proxy-related materials to objecting beneficial shareholders ("Objecting Beneficial Owners" or "OBOs") and non-objecting beneficial shareholders ("Non-Objecting Beneficial Owners" or "NOBOs"). Computershare, as our transfer agent, is also the approved intermediary for mailing proxy-related materials to registered shareholders.
The notice-and-access method is consistent with our sustainability objectives to reduce environmental impact and allows us to significantly reduce costs associated with printing and mail delivery.
Voting of Common Shares
General
As of March 14, 2022 there were 171,180,056 common shares issued and outstanding, each of which carries the right to one vote at the Meeting. Only Registered Shareholders as of the close of business on March 25, 2022 (the "Record Date") are entitled to receive notice of and to vote at the Meeting.
Beneficial Shareholders are not entitled to receive notice of the Meeting or vote their Common Shares at the Meeting and should refer to the section entitled "Advice to Beneficial Holders of Common Shares" immediately below for details regarding how they may exercise their voting rights.
Any person who acquires common shares after the Record Date may vote those common shares if, not later than ten days prior to the Meeting, that person makes a request to Computershare to have their name included as a Registered Shareholder on the list of Shareholders for the Meeting and establishes that he or she owns such Common Shares.
Beneficial Holders of Common Shares
The information below is important as most shareholders do not hold Common Shares in their own name, but rather by a broker or an agent of that broker.
1.If your Common Shares are held in a brokerage account, then in almost all cases those Common Shares will not be registered in your name on the share register maintained by Computershare. Those Common Shares will most likely be registered in the name of your broker or an agent of that broker
2.In Canada, the vast majority of Common Shares are registered in the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms). Common Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the beneficial shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting Common Shares for the broker's clients
3.Beneficial Shareholders cannot be recognized at the Meeting for purposes of voting virtually or by way of proxy unless your brokers or agents are given specific instructions. If you are a Beneficial Shareholder and wish to vote virtually at the Meeting, please contact your broker or agent in advance of the Meeting to determine how you can do so
Applicable regulatory policies require brokers to seek voting instructions from Beneficial Shareholders in advance of shareholder meetings. Every brokerage has its own mailing procedures and provides its own return instructions to its clients, which should be carefully followed by beneficial shareholders if you wish to ensure your Common Shares are voted at the Meeting. In certain cases, the form of proxy supplied to you as a beneficial shareholder by your broker (or agent of the broker) is identical to the proxy provided to registered shareholders. However, its purpose is limited to instructing the registered shareholder (i.e., the broker or agent of the broker) how to vote on behalf of the beneficial shareholder.
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Section 1: Voting | Voting of Common Shares
The majority of Canadian brokers now delegate responsibility for obtaining instructions from clients to Broadridge. Broadridge typically prepares a machine-readable voting instruction form, mails that form to Beneficial Shareholders and asks them to return the instruction forms to Broadridge. Alternatively, beneficial shareholders can either call Broadridge's toll-free telephone line or access Broadridge's dedicated voting website at www.proxyvote.com to deliver voting instructions. Broadridge then tabulates the results of all instructions received and provides instructions respecting the voting of Common Shares to be represented at the Meeting.
Beneficial shareholders who receive a voting instruction form from Broadridge cannot use that form to vote Common Shares directly at the Meeting - voting instructions must be provided to Broadridge (in accordance with the instructions set forth on the voting instruction form provided by Broadridge) in advance of the Meeting in order to have the Common Shares voted.
Although a beneficial shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of your broker (or agent of the broker), a Beneficial Shareholder may attend the Meeting as a proxyholder for the registered shareholder and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote your Common Shares as proxyholder for the registered shareholder should cross out the names currently on the provided form of proxy, enter their own name(s) in the blank space on the Proxy and return the Proxy to their broker (or the broker's agent) in accordance with the instructions provided by the broker (or broker's agent) in advance of the Meeting.
Objecting Beneficial Owners and Non-Objecting Beneficial Owners
Beneficial Shareholders fall into two categories - those who object to their identity being made known to the issuers of securities which they own OBOs and those who do not object to their identity being made known to the issuers of the securities they own NOBOs. Subject to the provisions of National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101") issuers may request and obtain a list of their NOBOs from intermediaries via their transfer agents. Pursuant to NI 54-101, issuers may obtain and use the NOBO list for distribution of proxy-related materials directly (not via Broadridge) to such NOBOs.
These proxy-related materials are being sent to Registered Shareholders and to Beneficial Shareholders through use of the notice-and-access process. All Beneficial Shareholders will receive these proxy-related materials through the use of the notice-and-access process (see "Communication Process for Proxy-Related Materials").
OBOs can expect to receive their materials related to the Meeting through use of the notice-and-access process with a notice describing how to access such materials being delivered from Broadridge or their brokers or their broker's agents.
Principal Holders of Common Shares
To our knowledge, as at March 14, 2022, Mr. Kevin Douglas, through and on behalf of K&M Douglas Trust, KGD 2012 Trust, MMD 2012 Trust, Douglas Family Trust, James E. Douglas III and Douglas Irrevocable Descendants Trust (collectively, the "Douglas Group"), beneficially owns, or controls or directs, directly or indirectly, 18,166,956 Common Shares, representing approximately 10.61% of the issued and outstanding Common Shares.
To our knowledge, as of the effective date of this Circular, there are no other persons who beneficially own, control or direct, directly or indirectly, more than 10% of the outstanding Common Shares.
Currency and Nomenclature in this Management Information Circular
Unless otherwise specified, all currency amounts are stated in United States dollars. All references to “dollars”, “$” or “US$” are United States dollars, and all references to “C$” or “CDN$” are Canadian Dollars. Unless otherwise stated, references to "we", "us", "our", "Westport Fuel Systems" or the "Corporation" are to Westport Fuel Systems Inc. and all of its directly and indirectly majority owned subsidiaries.
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Section 1: Voting | Matters to be Acted Upon
Matters to be Acted Upon
1.    Receipt of 2021 Financial Statements
Westport Fuel Systems' consolidated financial statements for the fiscal year ended December 31, 2021 are contained in its Annual Report and will be forwarded to registered shareholders. No formal action will be taken at the Meeting to approve the financial statements, with requirements of the ABCA being met with advanced circulation of the financial statements. If any shareholders have questions respecting such financial statements, your questions may be asked at the Meeting.
2.    Election of Directors
Our Board of Directors has fixed the number of directors to be nominated at the Meeting at nine with each director being elected individually. All the current nominees, with the exception of Mr. Philip B. Hodge, were elected as directors by the Shareholders at the annual general meeting of Shareholders on May 5, 2021. Mr. Hodge was appointed to our Board effective January 25, 2022. In addition to being an elected director, Ms. Eileen Wheatman is a nominee of Mr. Kevin Douglas according to the terms of a nomination agreement between us and members of the Douglas Group dated March 17, 2016. Each director elected will hold office until the next annual general meeting of shareholders or until their successor is appointed unless their office is vacated earlier in accordance with the By-Laws of the Corporation.
Unless otherwise directed, the persons named in the proxy, David Johnson, CEO and Bruce Hibbard, Legal Counsel intend to vote FOR the election of proposed nominees whose names are in this Circular under "Section 2: Board of Directors".
Majority Voting Policy
Our Board of Directors has adopted a majority voting policy (the "Majority Voting Policy") requiring any nominee for director who receives a greater number of votes "withheld" than votes "for" his or her election as a director to immediately submit his or her resignation to the Chairman of the Board of Directors. The Board Chairman will provide notice of any resignation to the Nominating and Corporate Governance Committee of the Board of Directors ("NCG Committee") for consideration promptly following the Meeting. This policy applies only to uncontested elections, meaning elections where the number of nominees for directors is equal to the number of directors to be elected.
The NCG Committee shall consider the resignation and shall provide a recommendation regarding the resignation to the Board of Directors within 45 days of the applicable meeting of Shareholders. In considering whether to accept the offer of resignation, the NCG Committee will consider all information and factors deemed relevant including:
•any stated reasons why Shareholders "withheld" votes from the election of the director
•the length of service and the qualification of the director
•the director's contribution to Westport Fuel Systems
•the effect such resignation may have on our ability to comply with applicable governance rules and policies
•the dynamics of the Board of Directors.
The Board of Directors will consider the recommendation of the NCG Committee and determine whether to accept the resignation within 90 days of the applicable meeting and a news release will be issued announcing the Board of Directors' determination. In considering whether to accept the offer of resignation, the Board of Directors will consider the information and factors discussed by the NCG Committee and any additional information and factors deemed relevant by the Board of Directors.
The Board will only determine not to accept the offer of resignation in exceptional circumstances or where the acceptance of the resignation would be reasonably expected to have a material detrimental effect on the Corporation. A director who tenders his or her resignation will not participate in any meetings of the NCG Committee (if they are a member thereof) or the Board of Directors to consider whether the resignation shall be accepted. Shareholders should note that, as a result of the
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Section 1: Voting | Matters to be Acted Upon

Corporation's Majority Voting Policy, a "withhold" vote is effectively the same as a vote against a director nominee in an uncontested election.
3. Appointment of Auditors
KPMG LLP was originally nominated and subsequently elected and appointed as the auditor of the Corporation effective September 30, 2015. Upon the unanimous recommendation of the Audit Committee, the Board of Directors has proposed that KPMG LLP be nominated for appointment as independent auditor for the current fiscal year.
Unless otherwise instructed, the persons named in the proxy, David Johnson, CEO and Bruce Hibbard, Legal Counsel intend to vote FOR the appointment of KPMG LLP, Chartered Accountants, of 777 Dunsmuir Street, Vancouver, British Columbia, as auditor of the Corporation to hold office for the ensuing year at remuneration to be set by the Board of Directors.
A description of the nature of services and the aggregate fees (including those related to audit and non-audit services) billed to us by KPMG LLP and other members of its network is included in the Corporation's Annual Information Form for the year ended December 31, 2021, which has been filed on SEDAR at www.sedar.com under the heading "External Auditor Fees and Services."
4. Advisory Vote on Approach to Executive Compensation
At the Meeting, we will conduct our third annual "say-on-pay" advisory vote on executive compensation. Our most recent "say-on-pay" vote, held at the 2021 annual general meeting resulted in 91.48% of voted shares being voted in favour of the resolution accepting our approach to executive compensation. Although there were no substantive changes to our executive compensation structure in 2021, in keeping with governance trends in North America and in the interest of soliciting your feedback, we continue to offer an annual "say-on-pay" advisory vote and encourage you to submit your vote again this year.
The purpose of a "say-on-pay" vote is to provide Shareholders the opportunity to cast an advisory vote regarding a corporation's approach to executive compensation. In the United States, the U.S. Securities and Exchange Commission (the "SEC") has established “say-on-pay” advisory shareholder vote requirements for certain issuers. Although our shares are traded on NASDAQ Global Select Market ("NASDAQ"), we are a “foreign private issuer” under applicable SEC rules. Accordingly, these requirements do not apply to us. "Say-on-pay” shareholder votes have yet to be mandated in Canada. However, a number of larger issuers in Canada have voluntarily implemented advisory votes and we have decided to voluntarily implement a “say-on-pay” advisory vote as well.
At the Meeting, Shareholders will be asked to consider and, if thought fit, to vote for the below resolution, accepting our philosophy and approach to executive compensation. For information on our general approach to executive compensation please see "Section 4: Compensation of Executive Officers" of this Circular.
Unless otherwise instructed, the persons named in the proxy, David Johnson, CEO and Bruce Hibbard, Legal Counsel intend to vote FOR the advisory "say-on-pay" resolution.
As the vote is advisory, results will be non-binding on the Board. The Board and its Human Resources and Compensation Committee ("HRC Committee") will, however, consider the outcome of the vote when reviewing and approving future executive compensation policies and decisions, as well as feedback and comments received from shareholders during regular shareholder communications.
5. Amendment to Westport Fuel Systems Inc. By-Laws
The Corporation's existing By-law No. 1, which relates generally to the transaction of the business and affairs of the Corporation, was originally adopted on March 22, 1995 and has been subsequently amended and approved by shareholders on a number of occasions, most recently on April 24, 2014. In the years which have passed since, there have been changes in the underlying statutory and regulatory provisions which affect the Corporation. The Board of Directors has accordingly approved an amendment to By-law No. 1 to reflect the recent change to the ABCA, pursuant to which the Canadian Residency Requirement applicable to directors has been removed.
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Section 1: Voting | Matters to be Acted Upon
Those amendments removed the restrictions previously included in By-law No. 1 relating to the requirement for 25% of Westport Fuel Systems' directors to be Canadian residents. The complete text of the amended By-law No. 1 is set out in Schedule "B" to this Circular along with the proposed amendments to such By-law. Shareholders are being asked to consider and, if deemed advisable, to pass a resolution to confirm the amendment of By-law No. 1.
In order to be effective, the resolution with respect to confirmation of the amendment to By-law No. 1 must be approved by the affirmative vote of a majority of the votes cast thereon at the Meeting.
The text of the resolution to be submitted to Shareholders at the Meeting is set forth below, subject to such amendments, variations or additions as may be approved at the Meeting:
"NOW THEREFORE BE IT RESOLVED THAT:
1.the amendment to By-law No. 1 of the Corporation so as to remove the restrictions and requirements in relation to Canadian residency of directors, so that Westport Fuel Systems' By-law No. 1 in the amended form as set out in Schedule "B" to the Management Information Circular of Westport Fuel Systems dated March 14, 2022, is hereby confirmed; and
2.any director or officer of Westport Fuel Systems is hereby authorized and directed, acting for, in the name of and on behalf of Westport Fuel Systems, to execute or cause to be executed, under the seal of Westport Fuel Systems or otherwise, and to deliver or cause to be delivered, such other documents and instruments, and to do or cause to be done all such other acts and things, as may in the opinion of such director or officer of Westport Fuel Systems be necessary or desirable to carry out the intent of the foregoing resolution."
Management recommends voting FOR the resolution to approve confirmation of the amendment to By-law No. 1, and unless otherwise indicated, the persons named in the accompanying Proxy intend to vote FOR the resolution to approve confirmation of the amendment to By-law No. 1. In order for the resolution to pass, Westport Fuel Systems must receive a vote in favour of such resolution from a majority of the votes cast by all Shareholders voting at the Meeting.
Interest of Certain Persons or Companies in Matters to be Acted Upon
We are unaware of any material interest, direct or indirect, by way of beneficial ownership of Common Shares or otherwise, of any director, any executive officer or anyone who has held office since January 1, 2021, any proposed nominee for election as director, or of any associate or affiliate of any of the foregoing in any matter to be acted upon at the Meeting, other than the election of directors or the appointment of auditors.
WESTPORT FUEL SYSTEMS INC. 2021 MANAGEMENT INFORMATION CIRCULAR | 11

Section 2: Board of Directors
Section 2: Board of Directors
Nomination of Directors
The NCG Committee is responsible for recommending nominees for election at each annual meeting of the shareholders. The NCG Committee considers the composition of the Board and makes an assessment as to any potential skill or expertise enhancements that can be addressed in future recruitment. The Committee is responsible for the recruitment of additional directors and provides the Board with potential nominees for discussion and approval. In 2022, based on the recommendation from the NCG Committee, the size of the Board of Directors was increased to nine members and Mr. Philip Hodge was appointed to the Board in January 2022.
Any new appointees or nominees to the Board of Directors must have a demonstrated commitment to high personal and professional integrity and ethical standards, a favourable track record in general business management, special expertise in areas of strategic interest to our organization, the ability to devote the time required, and a willingness to serve as a director. The NCG Committee responsibilities are fully outlined in "Section 3: Nominating and Corporate Governance Committee."
We have not established term limits for members of our Board of Directors, however, we are committed to renewing Board membership, on a measured basis. A review and assessment of our Board of Directors is conducted annually, and we periodically review and rotate both Board Chair and committee Chair positions in an effort to ensure a diversity of views. Since 2020, five new Board members have been appointed and as of March 14, 2022 no director has served for more than 8.5 years, with the average tenure being 2.81 years as of December 31, 2021.
Nominees for Election to the Board
The following biographies and accompanying notes provide the names and residence location of all persons proposed to be nominated for election as directors, their principal occupations or employment for the preceding five years, the dates they became directors, the positions with Westport Fuel Systems now held by them, the current committee memberships with applicable fiscal year attendance, and the number of Common Shares, restricted share units, restricted phantom shares or performance share units, (RSUs, RPSs and PSUs, collectively, "Share Units" or "Units") of Westport Fuel Systems owned by them or over which they exercised control or direction as of the Record Date.
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Section 2: Board of Directors | Nominees for Election to the Board

DANIEL M. HANCOCK

KEY EXPERIENCES AND QUALIFICATIONS
Our Board concluded that Mr. Hancock should serve as a director because of his executive leadership experience and extensive background in transportation, engineering and strategic alliances.

CAREER HIGHLIGHTS
GENERAL MOTORS (GM)
•43 years in GM’s powertrain engineering and general management positions (1968 to 2011)
•President, Allison Transmission Division
•Chief Executive Officer, Fiat-GM Powertrain
•Vice President, Global Powertrain Engineering
•Vice President, Global Strategic Product Alliances
•Chairman, DMAX and VM Motori diesel joint ventures with Isuzu and Fiat

CURRENT PUBLIC COMPANY BOARDS
•Cryoport Systems, Inc. (NASDAQ: CYRX)

OTHER ENGAGEMENTS AND RECOGNITIONS
•Various board and advisory positions with several organizations focused on new powertrain technologies and STEM (Science, Technology, and Mathematics) education
•President, SAE International (2014)
•Member, National Academy of Engineering
•Recipient, SAE Medal of Honour
•President, FISITA (2004-2006)

EDUCATION
•Master’s degree, Mechanical Engineering, Massachusetts Institute of Technology
•Bachelor’s degree, Mechanical Engineering, General Motors Institute (now Kettering University, Michigan)

Age 71 Board of Directors (Chair) Independent Director since July 2017 Joined Advisory Board in March 2017
COMMITTEES AND 2021 MEETINGS •Board of Directors 11 of 11 •HRC Committee (Chair) 7 of 7 •NCG Committee 5 of 5 •TPS Committee 3 of 3
RESIDES IN	PRINCIPAL OCCUPATION FOR LAST 5 YEARS
Indianapolis, IN, USA	President of DMH Strategic Consulting since 2011
CITIZENSHIP	SHAREHOLDINGS(1)	2021 VOTING RESULTS
United States of America	Common Shares - 177,304	For: 98.26% Withheld: 1.7%

MICHELE J. BUCHIGNANI

KEY EXPERIENCES AND QUALIFICATIONS
Our Board concluded that Ms. Buchignani should serve as a director because of her strategic business leadership and extensive senior level experience in law, finance, private equity, strategy, governance and compensation.

CAREER HIGHLIGHTS
MCLEAN DRIVE CONSULTING LTD., a consulting firm to private equity owned and growth companies (2010 to current)
•Chief Executive Officer

MCLANE DRIVE HOLDINGS LP, a US real estate holding company (2012 to current)
•Managing Partner

TEACHERS’ PRIVATE CAPITAL, the private equity arm of the Ontario Teachers’ Pension Plan (2005 to 2009)
•Director

CIBC WORLD MARKETS (1996 to 2003)
•Managing Director and Canadian General Counsel
•Managing Director and Head of Private Equity Funds Group, Toronto and New York

STIKEMAN ELLIOTT (1989 to 1996)
•Practiced corporate law in Toronto, Canada and London, England; elected partner in 1995

CURRENT PUBLIC COMPANY BOARDS
•Copper Mountain Mining Corporation (TSE: CMMC)

OTHER ENGAGEMENTS AND RECOGNITIONS
•Holds ICD.D designation from the Institute of Corporate Directors
•Various board and advisory positions with several corporate, investment committees and not-for-profit organizations including TSX Trust Company, Dane Creek Capital Corp., CAI Capital Partners V LP, and RCF Jolimont Innovation Fund II

EDUCATION
•Bachelor of Arts with Honours, English, University of British Columbia
•JD, University of Toronto
•Stanford Executive Program, Graduate School of Business, Stanford University

Age 58 Independent Director since Mar 2018 Joined Advisory Board in Sept 2017
COMMITTEES and 2021 MEETINGS •Board of Directors 11 of 11 •NGC Committee (Chair) 5 of 5 •HRC Committee 7 of 7
RESIDES IN	PRINCIPAL OCCUPATION FOR LAST 5 YEARS
Vancouver, BC, Canada	Corporate Director, CEO of McLean Drive Consulting Ltd since 2010; Managing Partner of McLane Drive Holdings LP since 2012
CITIZENSHIP	SHAREHOLDINGS(1)	2021 VOTING RESULTS
Canadian	Common Shares - 62,772	For: 97.99% Withheld: 2.01%
WESTPORT FUEL SYSTEMS INC. 2021 MANAGEMENT INFORMATION CIRCULAR | 13

Section 2: Board of Directors | Nominees for Election to the Board

BRENDA J. EPRILE

KEY EXPERIENCES AND QUALIFICATIONS
Our Board concluded that Ms. Eprile should serve as a director because of her strategic business leadership and extensive experience as a securities regulator in Canada.

CAREER HIGHLIGHTS
PRICEWATERHOUSECOOPERS (2000 to 2012)
•Senior Partner; led the Risk Advisory Services practice

ONTARIO SECURITIES COMMISSION (1985 to 1997)
•Executive Director and Chief Accountant

CURRENT PUBLIC COMPANY BOARDS
•Atlantica Sustainable Infrastructure (NASDAQ: AY)

OTHER ENGAGEMENTS AND RECOGNITIONS
•Holds ICD.D designation from the Institute of Corporate Directors
•Certified Public Accountant
•Board Chair for GCT Inc. (non-public company)
•Director of Assuris, Canary Medical and Canvas GFX

EDUCATION
•Master of Business Administration with major in Accounting, York University
•Bachelor of Music in Performance, Faculty of Music, University of Toronto

Age 67 Independent Director since Oct 2013 Board of Directors, Previous Chair (February 2017 to May 2020)
COMMITTEES and 2021 MEETINGS •Board of Directors 11 of 11 •Audit Committee (Chair) 6 of 6 •HRC Committee 7 of 7
RESIDES IN	PRINCIPAL OCCUPATION FOR LAST 5 YEARS
Toronto, ON, Canada	Corporate Director
CITIZENSHIP	SHAREHOLDINGS(1)	2021 VOTING RESULTS
Canadian	Common Shares - 182,113	For: 98.42% Withheld: 1.58%

RITA FORST

KEY EXPERIENCES AND QUALIFICATIONS
Our Board concluded that Ms. Forst should serve as a director because of her senior executive leadership experience and her extensive background in automotive technology business.

CAREER HIGHLIGHTS
INDEPENDENT CONSULTANT in the automotive technology business (2015 to current)

OPEL/GENERAL MOTORS (GM) (1977 to 2013)
•36 years of service in GM’s global powertrain and vehicle engineering and general management positions
•Member of Adam Opel AG Management Board
•Vice President, Vehicle Engineering, GM Europe
•Vice President Powertrain Engineering, GM Europe

CURRENT PUBLIC COMPANY BOARDS
•Director and Member of the ESG and Portfolio Committee for AerCap Holdings N.V., Dublin, Ireland
•Member of the Supervisory Board for ElringKlinger AG, Dettingen, Germany
•Member of the Supervisory Board and Chair of the Strategy Committee for NORMA Group SE, Maintal, Germany
•Director and Member of the Audit, Nomination, Remuneration, and Societal Value Committee for Johnson Matthey Plc, London, UK

OTHER ENGAGEMENTS AND RECOGNITIONS
•Board Advisor to Iwis Headquartered in Munich, Germany (non-public company)

EDUCATION
•Bachelor of Science, Mechanical Engineering, Darmstadt University of Applied Technology
•Bachelor's degree in Mechanical Engineering, General Motors Institute (now Kettering University, Michigan)

Age 66 Independent Director since April 2020 Joined Advisory Board in January 2018
COMMITTEES and 2021 MEETINGS •Board of Directors 11 of 11 •HRC Committee 7 of 7 •Audit Committee 6 of 6 •TPS Committee 3 of 3
RESIDES IN	PRINCIPAL OCCUPATION FOR LAST 5 YEARS
Doersdorf, Germany	Self-employed consultant since 2015; Corporate Director
CITIZENSHIP	SHAREHOLDINGS(1)	2021 VOTING RESULTS
German	Common Shares - 73,769	For: 98.45% Withheld: 1.55%

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Section 2: Board of Directors | Nominees for Election to the Board

ANTHONY GUGLIELMIN

KEY EXPERIENCES AND QUALIFICATIONS
Our Board concluded that Mr. Guglielmin should serve as a director because of his strategic business leadership, his financial acumen, and extensive experience in the clean energy industry.

CAREER HIGHLIGHTS
BALLARD POWER SYSTEMS, a global leader in clean energy fuel cell products and services (2010 to 2021)
•Most recently served as Senior Vice President and Chief Financial Officer before retiring in 2021

CANADA LINE RAPID TRANSIT, a $2 billion rapid transit project connecting the Vancouver International Airport, the City of Richmond and downtown Vancouver
•Senior Vice President and Chief Financial Officer

CURRENT PUBLIC COMPANY BOARDS
•Information Services Corporation (TSE: ISV); Chair of the Audit Committee
•Next Hydrogen Systems (TSXV: NXH); Chair of the Audit Committee

OTHER ENGAGEMENTS AND RECOGNITIONS
•Chartered Financial Analyst
•Member, Financial Executives Institute
•Awarded Business in Vancouver 2017 "CFO of the Year" in the Transformation Agent category
•Board member of various private and not-for-profit organizations

EDUCATION
•Master of Business Administration, McGill University
•Bachelor of Arts, Economics and Political Science, McGill University

Age 64 Independent Director since Jan 2021
COMMITTEES and 2021 MEETINGS •Board of Directors 11 of 11 •Audit Committee 6 of 6 •HRC Committee 7 of 7 •TPS Committee 3 of 3
RESIDES IN	PRINCIPAL OCCUPATION FOR LAST 5 YEARS
Vancouver, BC, Canada	Corporate Director, Senior Vice President and Chief Financial Officer, Ballard Power Systems (June 2010 - May 2021)
CITIZENSHIP	SHAREHOLDINGS(1)	2021 VOTING RESULTS
Canadian	Common Shares - 40,238	For: 98.43% Withheld: 1.57%

PHILIP B. HODGE

KEY EXPERIENCES AND QUALIFICATIONS
Our board concluded that Mr. Hodge should serve as a director in view of his 30 years of public company board experience, including serving the Westport board and chairing the NCG Committee from 2012 to 206, as well as his legal, international business, investment banking, and mergers and acquisitions experience.

CAREER HIGHLIGHTS
PINE CLIFF ENERGY LTD. (2012 to present)
•a public oil and gas exploration and production company
•President, Chief Executive Officer and Director; founder and first employee

PENN WEST EXPLORATION (2010 to 2011)
•Vice President, Business Development and President, Acquisitions and Divestments

J.F. MACKIE & COMPANY LTD. (2006 to 2010)
•Calgary-based investment bank
•Managing Director; lead advisor on China Investment Corporation’s $1.2 billion investment in Penn West Energy Trust

WESTPORT INNOVATIONS, INC. (2000 to 2006)
•Vice President and General Counsel;

BENNETT JONES LLP. (1991 to 2000)
•Articling Student, Associate and Partner
•Corporate, securities and M&A focus

CURRENT PUBLIC COMPANY BOARDS
•Pine Cliff Energy Ltd. (TSX: PNE)

EDUCATION
•Faculty of Law, University of Alberta (1991) with distinction
•Faculty of Business, University of Alberta (1987) with distinction

Age 56 Independent Director since Jan 2022
COMMITTEES and 2021 MEETINGS •Board of Directors N/A •Audit Committee N/A
RESIDES IN	PRINCIPAL OCCUPATION FOR LAST 5 YEARS
Calgary, AB Canada	President, Chief Executive Officer and Director of Pine Cliff Energy. Governor of the Explorers and Producers Association of Canada.
CITIZENSHIP	SHAREHOLDINGS(1)	2021 VOTING RESULTS
Canadian	Common Shares - 0	For: N/A Withheld: N/A
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Section 2: Board of Directors | Nominees for Election to the Board

DAVID M. JOHNSON

KEY EXPERIENCES AND QUALIFICATIONS
Mr. Johnson is an industry veteran with more than 30 years’ experience leading engine, vehicle and technology development for automotive and commercial vehicle industries around the world. His international experience and industry expertise are vital contributions to our Board in defining our strategic business goals for long-term shareholder value.
CAREER HIGHLIGHTS
WESTPORT FUEL SYSTEMS (2019 to current)
•Chief Executive Officer

ACHATES POWER INC. (2008 to 2018)
•President and Chief Executive Officer; led the technical, commercial and corporate development to establish Achates Power as a leading developer of opposed-piston engines

NAVISTAR (2006 to 2008)
•Vice President Global Product Strategy and Operations
•Vice President Military and Export Operations

CAREER HIGHLIGHTS CONTINUED
GENERAL MOTORS POWERTRAIN (2003-2006)
•Program Manager & Chief Engineer

FORD MOTOR COMPANY (1990 to 2003)
•Held a variety of roles including truck powertrain planning, engineering, product planning, program management and strategic development with increasing responsibility

EDUCATION
•Master of Business Administration, Cornell University
•Bachelor of Science, Mechanical Engineering, Cornell University

Age 55 Director and CEO since Jan. 2019
COMMITTEES and 2021 MEETINGS •Board of Directors 11 of 11
RESIDES IN	PRINCIPAL OCCUPATION FOR LAST 5 YEARS
Scottsdale, AZ, USA	Chief Executive Officer of Westport Fuel Systems since January 2019; Chief Executive Officer of Achates Power Inc. from 2008 to 2018.
CITIZENSHIP	SHAREHOLDINGS(1)	2021 VOTING RESULTS
United States of America	Common Shares - 411,295 Share Units(2) - 445,230 Total - 856,525	For: 98.53% Withheld: 1.47%

KARL-VIKTOR SCHALLER

KEY EXPERIENCES AND QUALIFICATIONS
Our Board concluded that Prof. Dr. Schaller should serve as a director because of his extensive knowledge of product development, purchasing and planning, and the development of alternative drive systems including hybrids, natural gas, hydrogen and fuel cells.

CAREER HIGHLIGHTS
KVS CONSULTING (2009 to current)
•Founder and Managing Director

TECHNICAL UNIVERSITY OF MUNICH (2001 to current)
•Honorary Professor

BMW AG (2014 to 2019)
•Executive Vice President Engineering of Motorcycles

MAN TRUCK AND BUS SE (now part of Volkswagen, 1990 to 2009)
•Board member
•Technical Director of the Engineering and Purchasing Department
•Various roles leading departments including those responsible for the development of alternative drive systems (batteries, various hybrids, natural gas, hydrogen in ICE and fuel cells)

OTHER ENGAGEMENTS AND RECOGNITIONS
•Awarded honorary professor at the Technical University of Munich for his lecture on "commercial vehicles" in 2006

EDUCATION
•Diploma and a Doctorate (Dr.-Ing, magna cum laude), Mechanical Engineering, Technical University of Munich

Age 63 Independent Director since April 2020
COMMITTEES and 2021 MEETINGS •Board of Directors 11 of 11 •Audit Committee 6 of 6 •NCG Committee 5 of 5 •TPS Committee 3 of 3
RESIDES IN	PRINCIPAL OCCUPATION FOR LAST 5 YEARS
Munich, Germany	Honorary Professor and Managing Director of kvs consulting; Executive Vice President, Engineering at BMW from April 2014 to July 2019
CITIZENSHIP	SHAREHOLDINGS(1)	2021 VOTING RESULTS
German	Common Shares - 58,287	For: 98.25% Withheld: 1.75%
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Section 2: Board of Directors | Nominees for Election to the Board

EILEEN WHEATMAN

KEY EXPERIENCES AND QUALIFICATIONS
Our Board concluded that Ms. Wheatman should serve as a director because of her considerable senior executive level management experience in a variety of industries including finance and telecommunications, as well as a broad background in business planning, finance, corporate strategy, and public accounting, audit and estate taxation.

CAREER HIGHLIGHTS
DOUGLAS TELECOMMUNICATIONS INC. (1996 to current)
•President (2017)
•Joined Douglas Telecommunications as controller and named Chief Financial Officer in 1999

OTHER ENGAGEMENTS AND RECOGNITIONS
•Director and Audit Committee member of KSR International Co., Tier 1 auto parts manufacturer (non-public)
•Director of Quantum Fuel Systems, LLC, an alternative fuel storage development company (non-public)
•Certified Public Accountant
•Wall Street Journal award for the highest GPA in Business Management in graduating class

EDUCATION
•Bachelor's degree, Business Management with emphasis in accounting supplemented with Masters' classes in Estate Taxation

Age 63 Independent Director since April 2020
COMMITTEES and 2021 MEETINGS •Board of Directors 11 of 11 •HRC Committee 7 of 7
RESIDES IN	PRINCIPAL OCCUPATION FOR LAST 5 YEARS
Petaluma, CA, USA	President of Douglas Telecommunications since 2017; Corporate Director
CITIZENSHIP	SHAREHOLDINGS(1)	2021 VOTING RESULTS
United States of America	Common Shares - 56,141	For: 97.64% Withheld: 2.36%
We have a specific policy for our non-management directors of compensating such directors primarily with an annual retainer payment and equity-based compensation. See information in this Circular under the heading “Section 2: Director Compensation”. Additionally, non-employee directors are required to meet share ownership guidelines and hold equity in the Corporation of a minimum five times their annual cash retainer in Common Shares or Units, to be acquired over a five-year period.(3) For further information see "Section 2: Share Ownership Requirements” of this Circular.
Notes:
1.The number of Common Shares and Units beneficially owned or controlled are provided as at March 14, 2022. The information as to these numbers, not being within the knowledge of Westport Fuel Systems, has been furnished by the respective nominees. The number of Common Shares held by directors vary in shareholding positions primarily due to purchase price or grant amounts at varying times and share prices.
2.Certain of such Units are subject to a time-based or performance-based restriction.
3.In April 2020, the Board approved a change to the share ownership requirements for non-employee directors, increasing it to five times their annual cash retainer from the prior requirement of three. As a result, the expected acquisition period has been reset to five-years for all non-employee directors.
Mandate and Charter of the Board of Directors
Our Board of Directors is responsible for the overall shareholder stewardship of the Company and is charged with overseeing the management of the business and affairs of the organization in accordance with our By-Laws and applicable law. Together with the CEO, CFO and other executive officers (“Executive Management”), the Board of Directors is charged with pursuing the creation of long-term shareholder value.
Each director and executive officer, in exercising his or her powers and discharging his or her duties, is required by law to:
i.act honestly and in good faith with a view to the best interests of the Corporation; and
ii.exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.
Our Board of Directors conducts its business under the guidance of the Board of Directors Charter (the "Charter") a copy of which is attached to Schedule "A". The Charter is reviewed annually and updated as appropriate in accordance with new regulation and governance practices. The Charter also works in conjunction with the various charters of the committees of the
WESTPORT FUEL SYSTEMS INC. 2021 MANAGEMENT INFORMATION CIRCULAR | 17

Section 2: Board of Directors | Structure & Composition of the Board & Election of Directors
Board of Directors and with the various position descriptions of Board members, the Board Chair, Committee chairs and the CEO. All of these documents can be found on our website at investors.wfsinc.com/governance/.
Our Board of Directors has a number of core responsibilities and oversight of specific areas including:
•corporate culture and purpose
•executive leadership and oversight
•corporate and stakeholder communications
•corporate governance
•long-term strategic planning
•annual operating plan and budget
•material financing activities
•material transactions, including acquisitions or divestitures
•risk assessment and internal controls processes
The Board will carry out these responsibilities and discharge its obligations either directly or through Board committees. Any responsibility not delegated to one or more of its committees remains with the Board of Directors.
Structure and Composition of the Board and Election of Directors
The NCG Committee, with input from all directors, has the responsibility of recommending the size of the Board of Directors. At the last annual meeting of shareholders, the Board of Directors consisted of eight directors and based on recommendation from the NCG Committee the Board of Directors was increased to nine immediately prior to the appointment of Mr. Hodge in January 2022. The NCG Committee also has the responsibility to determine the optimum mix of business skills, experience, and diversity of the members of the Board of Directors to effectively fulfill its mission.
The NCG Committee annually reviews the composition of the Board of Directors with consideration of our business strategy, all relevant facts and circumstances, individual director contributions, tenure, risk of overboarding and potential candidates for election as directors. The NCG Committee then recommends to the Board a slate of directors for election by shareholders that brings a diversity of background and industry or related expertise and experience to the Board. Directors are individually nominated and elected annually at Westport Fuel Systems Shareholder meetings. There are no term limits for directors since the directors are subject to an election by Shareholders each year. If a nominated director fails to achieve a majority of votes for their appointment in an uncontested election that nominated director is required to submit his or her resignation to the Board Chair in accordance with Westport Fuel Systems Majority Voting Policy.
Board Leadership
The Board Chair sits at the intersection between the Board of Directors and Executive Management and, although the Board Chair is also a director and shares all the duties and responsibilities of any director, the Board Chair has several unique duties and responsibilities including:
•The Board Chair will preside at all meetings of the Board of Directors and at meetings of shareholders, or delegate a substitute chair if necessary
•The Board Chair works with the chair of each Committee to build strong and effective committees and, together with the NCG Committee, develops and oversees an effective annual performance review process to improve the performance of Board members and their committees
•The Board Chair will often lead special projects or take on special assignments from the Board of Directors
•The Board Chair is responsible for ensuring the Board of Directors operates independently from management and, for example, will ensure in camera sessions of the Board, excluding any directors who are also officers or employees, will be held at each meeting of the Board of Directors
The Board Chair is elected annually by the independent directors following the annual shareholder meeting
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Section 2: Board of Directors | Structure & Composition of the Board & Election of Directors
Board Independence and Effectiveness
Our business is conducted by Executive Management under the oversight of the Board of Directors. We believe an effective Board of Directors has a high degree of independence from management and, while a working culture of trust and collaboration must exist with Executive Management for us to succeed, the Board of Directors must exercise its duties and responsibilities in accordance with its own best judgment and its own views of the long-term interests of the organization and its shareholders. The Board of Directors has adopted the following organizational principles:
•The Board of Directors must have a majority of independent directors. Today, all directors except Mr. Johnson, who is our CEO, are considered to be independent within the meaning of National Policy 58-101 - Corporate Governance Disclosure ("NI 58-101") and the listing rules of the NASDAQ and the Toronto Stock Exchange ("TSX");
•The Chair of the Board of Directors, Mr. Hancock, is considered independent within the meaning of NI 58-101 and the listing rules of the NASDAQ and the TSX;
•The Board of Directors has formed four standing Committees and delegated specific responsibilities to each Committee. Each Committee operates under a charter and has a Chair responsible for leadership and overall operation of the Committee. The standing committees are the Audit Committee, the HRC Committee, the NCG Committee, and the Technology and Product Strategy Committee (the "TPS Committee");
•The Audit Chair, the NCG Chair and the HRC Chair positions are held by independent directors and all members of these standing committees are independent directors. The TPS Chair is held by an independent director and at least three of the directors on the committee are required to be independent. The TPS Committee may also include employee director members and non-director appointees as advisors to the committee, as recommended by the TPS Committee Chair, in consultation with the Chairperson of the Board and the Chairperson of the NCG Committee, and approved by the Board;
•The Board frequently reviews the need for new committees and may establish new committees or disband current committees at its discretion according to evolving circumstances, legal and regulatory requirements, as well as best corporate governance practices;
•The Board may form special committees and delegate specific responsibilities to address extraordinary matters;
•At every Board and committee meetings, time is set aside for in camera discussion excluding any directors who are also officers or employees; and
•Where appropriate, executive sessions of only independent directors are held, with these sessions being overseen by the Board Chair
Certain functions shall be the exclusive responsibility of independent directors, consulting closely with the Board Chair and CEO, who will then bring recommendations to the full Board of Directors for approval. These functions include:
•revising the Board of Director charter from time to time
•developing a position description for the Board Chair, the Chairs of each Committee, and the directors
•developing a position description for the CEO, as well as indicators to measure the CEO's performance
The Board, as well as each standing committee, may, in its discretion, and in consultation with the Board Chair, retain the services of independent outside professional advisors (financial, legal, compensation, other), at the expense of the Corporation, for the purpose of advising the Board or a standing committee in the execution of its responsibilities and duties.
Board of Directors Skills Matrix
Together with the Chair of the Board of Directors, the NCG Committee determines the expected skill set of new candidates by considering existing Board strengths and the needs of the organization. Directors must have an appropriate mix of skills, knowledge and experience in business and an understanding of the industry and the geographical areas in which we operate. We maintain a critical skills matrix which identifies areas which are necessary for the Board to carry out its mandate effectively – now and in the future. The NCG Committee reviews the matrix annually to confirm it continues to reflect the most relevant skills, experience and competencies. The skills matrix is also used in determining the appropriate mix of directors on each of the standing committees. The below table identify the skills and experience of our directors as ranked on a scale of one to three by each nominated director and defined as follows:

3 - Expert	2 - Proficient	1 - Competent
A person who has a comprehensive and authoritative knowledge of or skill in a particular area	Depth of understanding of discipline and area of practice; a thorough competence derived from training and practice	Having requisite or adequate ability
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Section 2: Board of Directors | Structure & Composition of the Board & Election of Directors

AREAS OF EXPERTISE	MICHELE BUCHIGNANI	BRENDA EPRILE	RITA FORST	ANTHONY GUGLIELMIN	DANIEL HANCOCK	PHILIP HODGE	DAVID JOHNSON	KARL-VIKTOR SCHALLER	EILEEN WHEATMAN
ACCOUNTING/ AUDIT/ FINANCIAL EXPERTISE Ability to critically read and analyze financial statements, knowledge of accounting and financial disclosure and reporting processes	◕	●	◕	●	◕	●	◕	◕	●
CAPITAL MARKETS Work experience involving extensive exposure to public capital markets and institutional investors (including financing and funding activities)	●	●	◔	●	◔	●	◕	◕	◕
C-SUITE LEADERSHIP Experience as a CEO or executive management position for a large publicly listed or large private organization	◔	◕	●	●	●	●	●	●	◕
DIGITAL, TECHNOLOGY AND INFORMATION SECURITY Experience in digital technology tools and oversight of information security (including cybersecurity and privacy) and technology risk management programs	◔	◔	◔	◕	◕	◔	◕	◕	◕
ENGINEERING EXPERIENCE Experience involving development and implementation of technology strategies including product development, technology/product portfolio management and R&D	◔	◔	●	◔	●	◔	●	●	◔
GLOBAL EXPERIENCE Management or executive experience in a multi-national organization, understanding of the challenges faced in different cultural, political or regulatory environments	●	◕	●	◕	●	◕	●	●	●
GOVERNANCE/BOARD Understanding the requirements of good corporate governance, dynamics and operations of a corporate board and the legal and regulatory landscape	●	●	●	●	●	●	◕	●	◔
MERGERS AND ACQUISITIONS Experience in mergers, acquisitions, integrations or other business combinations	●	◕	◔	●	●	●	◕	◕	◕
MANUFACTURING EXPERIENCE Experience with direct operations, including operational optimization and direct responsibilities for workplace health, safety, environment	◔	◔	◕	◔	◕	◔	◕	●	◕
MARKETING/ SALES/ BRAND MANAGEMENT Management or executive experience involving the marketing, sales and branding of products	◔	◔	◔	◔	◕	◔	◕	◕	◔
REGULATORY AND LEGAL Experience in regulatory, legal and public policy matters including government relations	●	●	◔	◕	◕	●	◕	◕	◕
RELEVANT INDUSTRY EXPERIENCE Management or executive experience or relevant education in the company's core industry for understanding of the company's markets, strategy, risk management and operations	◔	◕	●	●	●	◔	●	●	●
RISK MANAGEMENT Knowledge of and experience with internal risk controls, risk assessments and reporting	●	●	●	●	●	◔	◕	◕	◕
STRATEGIC PLANNING AND EXECUTION Experience with identifying value creation opportunities and development and implementation of business growth and optimization strategies	●	●	◕	●	●	●	●	●	●
SUSTAINABILITY/ ESG Experience with and responsibility for sustainable business practices, including environmental impacts and assessment and analysis of sustainability metrics	◕	◕	◕	◕	◕	●	◕	◕	◔
TALENT MANAGEMENT AND COMPENSATION Experience in leadership continuity, succession planning, diversity and inclusion, compensation programs and management of compensation-related risks	◕	◕	◕	◔	●	◕	●	●	◕

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Section 2: Board of Directors | Structure & Composition of the Board & Election of Directors
Diversity
We have a diversity policy (the "Diversity Policy") which guides the identification and nomination of diverse directors and executive officers. The Board makes director nominee decisions based on merit and remains committed to selecting the best person to fulfil these roles. We recognize that diversity (including gender, as well as members of minority groups, geography, skills and age) at both the Board and within all levels of management is important to provide the wide range of perspectives, experience and expertise required in building an effective team.
We also recognize that gender diversity is a significant aspect of this and acknowledge the important role that women with appropriate and relevant skills can play in contributing to the diversity of the Board and Executive Management. The level of representation of women and other diverse candidates has been and will continue to be considered by the Board, the HRC Committee and the NCG Committee in the making of executive officer appointments and director nominations. The existing number of women and other diverse candidates on the Board and in Executive Management roles is a factor considered in assessing potential new director and executive officer candidates and active measures are being taken to ensure candidate pools are diverse. Our Board is committed to upholding a gender balanced board as turnover occurs, and consistent with this commitment, the Board is committed to having women represent at least 30% of our Board. This commitment is reflected in our Director's charter and our Diversity Policy. Currently, we have 44% representation of women on our Board.
Our director nominees represent a well-rounded diversity of skills, knowledge, experience and perspectives. All our nominees are seasoned leaders. We also have a mix of newer and longer-term directors among the nominees. The average tenure of our current director nominees is 3 years and director nominees range in age from 55 to 71.

Gender Diversity

44%
Women

Committee Chairs

50%
Women

Average Tenure

6
<4 Years
3
4-9 Years
3.0
Years

Nationality

4
Canada
2
Germany
3
USA
56%
Outside
Canada

Average Age

70's: 1
50's: 3
60's: 5
62
Years

Independence

1
Management
8
Independent
89%
Independent
Directors

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Section 2: Board of Directors | Structure & Composition of the Board & Election of Directors
The following table provides a summary of the gender and demographic diversity of the Board and of the current nominee slate.

BOARD DIVERSITY MATRIX (as of March 14, 2022)
Country of Principle Executive Offices	Canada
US Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	9
	Female	Male	Non-Binary	Did not Disclose Gender
Part 1: Gender Identity
Directors	4	5	0	0
Part 2: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did not disclose demographic background	0
The Board and Executive Management continue to review and implement diversity practices to ensure we benefit from the broader range of perspectives and experience made possible by diversity of thought, background and experience. For more information on diversity throughout the organization, please refer to our ESG Report available on our website at wfsinc.com/sustainability.
Position Descriptions
Position Description for the Board Chair and Committee Chairs
The Board of Directors has established a written description of the positions of the Board Chair and a general position description for the standing committee Chairs. A copy of each is posted and available on our website at investors.wfsinc.com/governance/.
Position Description for Chief Executive Officer
The Board of Directors has adopted a written position description for the CEO, a copy of which is posted and available on our website at investors.wfsinc.com/governance/.
Orientation & Continuing Education
We provide robust onboarding for new directors and ongoing comprehensive education and training for all Board members on key matters to foster board effectiveness. In addition, all Board members are encouraged to participate in relevant external director education opportunities, including forums facilitating engagement with other public company directors such as the National Association for Corporate Directors (NACD) that offers directors access to the latest research, governance trends, and ESG insights. The Board recognizes: (1) the importance of fostering an atmosphere of continuous enhancement, long-term value creation, and strengthening shareholder confidence; and (2) that institutional investors and regulators expect directors at public companies to continually enhance their skills and remain abreast of company and industry matters.
Director onboarding involves a combination of written materials, oral presentations, meetings with the Board and management and site visits where possible. Among the topics covered during onboarding are company purpose, history, strategy, financial condition, risks, safety and soundness, ethics, core values, and corporate governance. In order to assist new directors in learning more about our business and their oversight roles within the organization, the onboarding process includes meetings with business segments, control and support groups, as well as visits to facilities as appropriate. This allows directors to better step into their oversight roles and begin making meaningful contributions to the Board more quickly. In-house educational sessions facilitated by management are provided to all directors throughout the year with a focus on topics specific to our business and industry. All new directors must participate in the director orientation program which commences promptly
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Section 2: Board of Directors | Position Descriptions
after the appointment of such new director. In addition, the Board of Directors periodically receives advice from outside legal counsel and its auditors regarding changes in the regulations applicable to the organization.
Directors also participate in continuous learning activities as part of our Continuing Education Program which is overseen by the NCG Committee. Continuing education covers a range of current topics including best practices in corporate governance, latest business and product information, cybersecurity and data privacy matters, and ESG matters. Sessions are designed to maximize the knowledge and effectiveness of directors throughout their tenure and offer the opportunity to discuss in detail the changing risk environment, impacts on overall business strategy and achievement of our mission. In addition to continuing education topics addressed within a regular board meeting, at least two separate education sessions are scheduled within a director year.
Meetings of the Board of Directors
Our Board of Directors meet as necessary during the year and quorum for Board meetings requires a majority of its members to be in attendance. At every meeting, time is set aside for independent directors to meet without management present to discuss any procedural or substantive issues. In 2021, the independent directors met 11 times. The Audit Committee charter requires the committee to meet at least four times per calendar year in conjunction with the review and approval of annual and quarterly financial statements, management’s discussion and analysis (“MD&A”) and related filings and in 2021 the Audit Committee met six times. The HRC Committee, NCG Committee, TPS Committee charters require each committee to meet at least twice annually. In 2021, the HRC committee met seven times, the NCG committee met five times and the TPS committee met three times. Detailed 2021 attendance by current directors is summarized in each director biography found in "Section 2: Nominees for Election to the Board."
Director Compensation
The compensation structure of the Board of Directors is designed to attract and retain highly talented and experienced directors, leading to our long-term success. This requires our directors to be adequately and competitively compensated. The Board of Directors has determined that directors should be compensated in a form and amount which is customary for comparable corporations, considering time commitment, responsibility, and trends in director compensation. As part of its mandate, the HRC Committee considers the responsibilities and time commitment required to be an effective director, as well as the competitiveness of our program based on relevant market data and the advice of an external compensation consultant. Armed with this data, the HRC Committee makes recommendations regarding Board of Director compensation to the Board.
Director Share Ownership Requirements
The Board encourages directors to obtain a meaningful share ownership interest in Westport Fuel Systems. In 2021 the Board approved an increase to the number of shares required to be held by non-employee directors. Under the share ownership guidelines applicable to all non-employee directors, each non-employee director is required to hold a minimum of five times their annual cash retainer in Common Shares or Units, to be acquired over a five-year period. As a result in the increased requirement for share ownership, the five-year acquisition time period was reset for all non-employee directors.
Each of the directors complied with the guidelines regarding share ownership as of December 31, 2021 or is reasonably proceeding with compliance as of the applicable five-year anniversary of his or her initial election to the Board. For further details on director share ownership, please review individual director biographies in Section 2: Nominees for Election to the Board.
Director Compensation Schedule
Fixed annual retainers are used to compensation directors rather than a fee per meeting. Non-management directors are paid a base annualized cash board retainer and equity compensation as per the schedule below and are also reimbursed for travel and other reasonable expenses incurred in connection with Board or committee meetings. All equity retainers are granted as RSUs vesting within their grant year.
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Section 2: Board of Directors | Director Compensation

DIRECTOR COMPENSATION SCHEDULE
Annualized Cash Retainer
Board Chair(1)	$65,000
Director	$50,000
Committee Chair Retainer
Audit Committee Chair	$20,000
HRC Committee Chair	$15,000
NCG Committee Chair	$15,000
TPS Committee Chair(2)	$15,000
Committee Member Retainer
Audit Committee Member	$8,500
HRC Committee Member	$8,500
NCG Committee Member	$7,500
TPS Committee Member(2)	$8,500
Equity Compensation
Board Chair grant value(1)	$135,000
Director grant value	$65,000
1.Effective August 4, 2021 the Board of Directors approved an adjustment to the compensation of the Board Chair to $200,000 annually with a total of $65,000 being paid as a cash retainer (an increase of $15,000) and $135,000 being awarded in equivalent value as equity (an increase of $15,000).
2.On June 4, 2021 the Board of Directors approved the formation of a new committee, the TPS Committee. Compensation of the TPS Chair and committee members was recommended by the HRC Committee and approved by the Board of Directors at $15,000 and $8,500 respectively August 4, 2021.
2021 Director Compensation Summary
The following table covers all compensation (excluding expense reimbursement) paid, payable, awarded, granted, given, or otherwise provided, directly or indirectly, by the organization to the following individuals who were directors of Westport Fuel Systems during the 2021 financial year, excluding Mr. Johnson who was a named executive officer ("NEO"), as defined in Form 51-102F6 - Statement of Executive Compensation ("Form 51-102F6"), at the time and received no compensation for his service as a director. No Stock Options are granted to directors and there is no other non-equity incentive program.
In early 2020 the HRC Committee engaged with the Corporation's independent compensation consultant, Hugessen Consulting, to review director compensation. With the onset of the pandemic, the Committee deferred any implementation of findings and director pay was temporarily reduced for a portion of 2020 before returning to pre-pandemic levels later in the year. In 2021, the HRC Committee launched a refreshed director compensation review with Hugessen which resulted in an increase in the fees paid to the board chair by $30,000 (increase in $15,000 for cash retainer and $15,000 in equivalent value of equity awards). This more closely aligned the Chair's compensation to market practice and the compensation of our peer group as well as aligning cash versus equity compensation ratios with other directors at large.
The total aggregate compensation, including the date of grant value for all equity awards and all other compensation, earned by the directors during the financial year ended December 31, 2021 was $1,062,126.

DIRECTOR COMPENSATION
(Figures are in U.S. Dollars)	Fees Earned	Share-Based Awards(1)	All Other	Total
Daniel Hancock	$87,948	$135,000	—	$222,948
Michele Buchignani	$78,000	$65,000	—	$143,000
Brenda Eprile	$83,000	$65,000	—	$148,000
Rita Forst	$76,355	$65,000	—	$141,355
Anthony Guglielmin	$69,755	$65,000	—	$134,755
Karl-Viktor Schaller	$79,068	$65,000	—	$144,068
Eileen Wheatman	$63,000	$65,000	—	$128,000
			Total	$1,062,126
1.This amount represents the accounting fair value determined at the time of grant.
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Section 2: Board of Directors | Director Compensation
Incentive Plan Awards
The following table and notes set out information concerning all share-based awards vested during the 2021 financial year and outstanding at December 31, 2021 for the following individuals who were directors during the year ended December 31, 2021, excluding Mr. Johnson who received no compensation for his service as a director.

DIRECTOR AWARDS: VESTED/EARNED VALUES
(Units or U.S. dollars)	Vested		Unvested
	Qty(1)	Market Value ($)(2)	Qty	Market Value ($)
Daniel Hancock	38,324	$132,201	—	—
Michele Buchignani	17,733	$63,383	—	—
Brenda Eprile	17,733	$63,383	—	—
Rita Forst	17,733	$63,383	—	—
Anthony Guglielmin	17,733	$63,383	—	—
Karl-Viktor Schaller	17,733	$63,383	—	—
Eileen Wheatman	17,733	$63,383	—	—
1.Represents the number of Units that vested during the year.
2.Represents the number of Units that vested during the year multiplied by the share price on the date of vesting.
Additional Disclosure Relating to the Directors
Other than as set out below, no proposed director (in their personal capacity):
a.is, as at the date of this Circular, or has been, within ten years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including Westport Fuel Systems) that,
i.was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days (each, an "Order") that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or
ii.was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;
b.is, as at the date of this Circular, or has been within ten years before the date of this Circular, a director or executive officer of any company (including Westport Fuel Systems) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;
c.has, within the ten years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director; has entered into, at any time, a settlement agreement with a securities regulatory authority; or
d.has been subject to, at any time, any penalties or sanctions imposed by,
i.a court relating to securities legislation or a securities regulatory authority, or
ii.a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.
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Section 2: Board of Directors | Additional Disclosure Relating to the Directors
On February 9, 2017, Home Capital Group Inc. (“Home Capital”) received an enforcement notice from Staff of the Ontario Securities Commission (“OSC”) relating to its public disclosure in 2015. Ms. Eprile previously chaired the board of Home Capital Group, having joined as a director in May of 2016. On April 19, 2017, the OSC issued a Statement of Allegations and Notice of Hearing against Home Capital. On June 14, 2017, Home Capital announced that it had reached two settlement agreements which together comprised a global settlement with the OSC and with respect to a proposed class action involving Home Capital. The settlements were subject to the approval of the OSC and the court. Ms. Eprile ceased to serve as a board member of Home Capital on May 16, 2018.
Other Directorships
Some members of the Board of Directors are presently also directors of other reporting issuers (or equivalent). Such other directorships are disclosed in the nominee biographies under "Section 2: Nominees for Election to the Board." The Board of Directors Charter limits directors to a maximum of four outside public company directorships. In addition, the Board has adopted a policy that no more than two of our directors may serve on the same public company board without the prior consent of the Board Chair. The NCG Committee reviews the number of boards on which our directors serve to ensure directorships align with the Charter mandate, to protect from any potential overboarding and to help ensure the Board does not exceed two board interlocks. As of March 14, 2022 none of our directors serve on another public company's board of directors together.
Indebtedness of Directors & Executive Officers
None of the directors, proposed directors, executive officers or employees, former directors, executive officers or employees at any time during the Corporation's last completed financial year, nor any of the associates of such persons are or have been indebted to the Corporation or any of its subsidiaries at any time since the beginning of our most recent completed financial year. Furthermore, none of these persons were indebted to another entity where their indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries.
Interest of Informed Persons in Material Transactions
Other than as described below or elsewhere in this Circular, no informed person, any proposed person nominated for election as a director, nor any associate or affiliate of any informed person or proposed director, has had any material interest, direct or indirect, in any transaction since the commencement of the Corporation's most recent financial year, nor in any proposed transaction which has materially affected or would materially affect Westport Fuel Systems or any of its subsidiaries.
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Section 3: Corporate Governance

Section 3: Corporate Governance
Our Commitment to Integrity, Corporate Governance and Sustainability
Effective corporate governance plays an important role in protecting shareholder rights, helping to maximize shareholder value over time and assisting in the creation of a vibrant, dynamic and successful corporation. Corporate governance includes our commitment to a culture of integrity and ethical and sustainable business practices.
Corporate Governance at a Glance
Presented in the table below are some highlights of the Westport Fuel Systems corporate governance practices. All the policies referenced in this section are available on our website at investors.wfsinc.com/governance/.

Board Independence	•8 of our 9 current and continuing directors are independent
Independent Board Chair/Lead Independent Director
•Daniel Hancock currently serves as our independent Board Chair
•Our independent directors meet in regularly scheduled sessions without the presence of management
•Shareholders can communicate with the independent directors through the Board Chair

Board Composition
•Currently, the Board has fixed the number of directors at nine
•Our Board regularly assesses its performance and can adjust the number of directors according to need or as the opportunity arises to enhance the overall mix of skills and experience represented on our Board
•Our Board has a diverse mix of skills, experience and background; see "Section 2: Nominees to the Board"

Majority Voting/Director Resignation Policy
•Our Majority Voting Policy provides that any nominee for director in an uncontested election who receives a greater number of votes “withheld” than votes “for” his or her election must promptly tender his or her resignation to the Board for the Board’s consideration

Independent Board Committees
•We have four Board committees: Audit; Human Resources and Compensation; Nominating and Corporate Governance and Technology and Product Strategy
•All Board committees are composed entirely of independent directors, and each has a written charter that is reviewed and reassessed annually by the NCG Committee and posted on our website

Strategic Planning Oversight
•Our Board and Executive Management dedicate at least one Board meeting per year to strategic planning
•Strategic, financial and capital plans are developed by Executive Management and reviewed by the Board for resource allocation and risk appetite before approval

Risk Oversight
•Our full Board is responsible for risk oversight and has designated committees to have particular oversight of certain key risks
•Our Board oversees management as it fulfills its responsibilities for the assessment and mitigation of risks and for taking appropriate actions

Succession Planning
•Our Board actively monitors our management succession plans and receives regular updates on human capital management matters
•At least annually, the Board reviews senior management succession and development plans
•Our Board periodically evaluates Board succession processes to ensure directors with strong and diverse experiences can be attracted and selected for future Board seats

Self-Evaluations	•We have established an annual evaluation process for the Board, each Board standing committee, and each Board member which is overseen by the NCG Committee
Director and NEO Share Ownership Requirements
•Share ownership guidelines applicable to each non-employee director require a minimum holding of five times their annual cash retainer in Common Shares or Units, to be acquired over a five-year period
•Executives are required to own Common Shares or Units with a value equivalent to:
– CEO: three times base salary
– Other Named Executive Officers: one time base salary

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Section 3: Corporate Governance

Continuous, Timely Disclosures
•Our Board has adopted a disclosure policy ("Disclosure Policy") that requires fair, accurate and timely disclosure of material information regarding Westport Fuel Systems and its business, and has established a disclosure committee ("Disclosure Committee") of management and legal counsel to ensure compliance with the policy
•Our Board encourages management to consult with legal and financial advisors to confirm Westport Fuel Systems is in compliance with securities legislation in Canada and the United States regarding material information about public companies and receives reports in this regard
•The Board is cognizant of Westport Fuel Systems' timely disclosure obligations and, either directly or through committees, reviews all "core" disclosure documents, such as financial statements, MD&A, certain press releases (principally those relating to financial results, MD&A, Annual Information Forms and other core disclosure documents), ESG Reports prior to distribution

Insider Trading and Clawback Policies
•The Board has established a written Insider Trading Policy (the "Insider Trading Policy") and an Anti-Hedging ("Anti-Hedging Policy") and Clawback Policy (the "Clawback Policy"), which outline the trading obligations of Board members, officers and employees and prohibit engagement in hedging against future declines in the market value of the Corporation's shares
•The Insider Trading Policy establishes procedures relating to the disclosure of material non-public information, the disclosure of corporate information, and the filing of insider reports in accordance with securities law

Material Transactions
•Our Board has the expectation that all material transactions are thoroughly reviewed and authorized by the Board before being undertaken by management
•The Board must comply with the conflict-of-interest provisions of the ABCA and relevant securities regulatory instruments and stock exchange policies (which require that interested directors excuse themselves from the consideration of, and voting on, matters in which they have a material interest)
•Our Board takes appropriate actions to ensure its directors exercise independent judgment in considering transactions and agreements with respect to whether a director or executive officer has a material interest

Ethics and Commitment to Integrity
•Our Code of Conduct, with annual certification by all directors, officers and employees, is disclosed on our website at https://wfsinc.com/about/commitment-to-integrity/
•We have an active ethics and compliance program led by our Compliance Officer, which includes regular employee ethics training, Code of Conduct training and certifications by employees

Environmental, Social and Governance	•The Board is undertaking oversight functions in this area as a whole with input from its Standing Committees on matters that fall within their specific responsibilities and expertise
Corporate Guidelines for Business Conduct
We work every day to demonstrate our commitment to the values of integrity, respect, and perseverance. We count on every employee and every member of our global network to build business relationships and make decisions in a way that honours our values. We adhere to complex and ever-changing laws, regulations, and requirements that impact our markets, our product offerings, and our compliance efforts. As part of its responsibility for the stewardship of Westport Fuel Systems, the Board of Directors seeks to foster a culture of ethical conduct by requiring Westport Fuel Systems to carry out its business in line with high business and moral standards and applicable legal and financial requirements.
Our Code of Conduct (the “Code”) reflects our commitment to a culture of honesty, integrity and accountability and outlines the guidelines for the conduct expected from directors, officers, employees, contractors, agents and consultants who act on behalf of Westport Fuel Systems in any business dealings. A copy of our Code can be found on our website at wfsinc.com/about/commitment-to-integrity/.
Only the Audit Committee can amend or grant waivers from the provisions of the Code relating to our directors and executive officers. Since the beginning of the Corporation’s last financial year, Westport Fuel Systems has not filed a Material Change Report relating to any conduct of a director or executive officer that constitutes a departure from the Code.
Compliance and Ethics Training
All directors, officers and employees are provided with a copy of our Code of Conduct each year and must certify to their understanding of and compliance with the Code. In addition, all directors, officers and employees much complete interactive
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Section 3: Corporate Governance | Code of Conduct and Ethics
online ethics training addressing subjects within the Code. This course is part of our broader compliance program led by our Compliance Officer and is administered by a third-party. Topics include, but are not limited to:
•Discrimination
•Financial Integrity
•Gifts, Entertainment and Hospitality
•Information Security
•Insider Trading
•Working with Third Parties

We have also established a written global policy called the Anti-Corruption and Prevention of Bribery Principles Policy that sets out our commitment to full compliance with Canada’s Corruption of Foreign Public Officials Act (“CFPOA”), the U.S. Foreign Corrupt Practices Act (“FCPA”), and any local anti-bribery or anti-corruption laws that may be applicable in any jurisdiction in which we operate. This policy supplements the Code and provides guidelines for compliance with the CFPOA, FCPA, and other relevant laws world-wide along with definitions of bribery and corruption. Directors, officers, employees and contractors are required to complete online training as part of our compliance certification requirements.
Anyone conducting business with or on behalf of Westport Fuel Systems are encouraged to communicate concerns before they become problems. Concerns relating to any matter which, in the view of the person expressing the concern or complaint, is illegal, unethical, contrary to our Code or policies, or in some other manner not right or proper can be reported confidentially and anonymously through Westport Fuel Systems ethics hotline via westport.ethicspoint.com, email to the ethics hotline alert email address, or anonymously through our intranet. Alternatively, concerns may be directed to the Board Chair or the Audit Committee
A written Whistleblower Policy has been established which outlines our commitment to open communication and transparency. This Whistleblower Policy establishes standards and procedures that allow employees to report concerns or complaints about corporate conduct with the assurance they will be protected from retaliation, reprisals or victimization for all such reporting.
The Board's Role in Risk Oversight
Our Board and its Standing Committees play a key role in oversight of our risk culture, setting the “tone at the top” and holding management accountable for its maintenance of high ethical standards and effective policies and practices to protect our reputation, assets, and business. In performing its oversight function, the Board and its Standing Committees maintain regular, active and open communication and discussions with Executive Management. This is accomplished in a number of ways including:
•prioritizing the important of the character, integrity, and qualifications of each individual member, and the overall Board and Standing Committee leadership structures and composition, as described earlier in this MIC
•overseeing management's identification, measure, monitoring, and control of our material risks, including compliance risk and conduct risk
•requesting and receiving briefings from executive management on matters relating to risk identification and assessment of principle risks
•overseeing our incentive plan design and governance processes to provide for an appropriate balance of risk and compensation outcomes
These, and other responsibilities for risk oversight, are outlined in the following table:

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Section 3: Corporate Governance | Code of Conduct and Ethics

Board
Accountability to stakeholders for organizational oversight
Roles: integrity, leadership, transparency
Audit Committee	Human Resources & Compensation Committee	Nominating & Corporate Governance Committee	Technology & Product Strategy Committee
•Oversees identification and assessment of principal risks that impact the financial reporting of the Corporation

•Works with Executive Management to identify, monitor and address material financial and accounting risks to our business

•Oversees legal and regulatory compliance pertaining to financial reporting and promotion of legal and ethical conduct

•Ensures appropriate mitigation of compensation and talent risk, through review and approval of our compensation policies and practices. This includes:

◦Compensation risk management policies

◦Design and oversight of executive compensation program with objectives of attracting, retaining, motivating skilled and experienced executive leadership while appropriately balancing incentives and risk

For more details see "Section 4: Compensation Risk Management Practice".

•Monitors risks with respect to the effectiveness of the Board and considers aspects such as director succession and Board composition

•Oversees the principal policies that guide our overall corporate governance

•Monitors risks and opportunities with respect to current and evolving technologies, competition, regulation and other industry trends which may affect our technology and product strategies

•Makes recommendations to the Board for how to approach mitigation of risk or capture identified opportunities

Strategic Planning Oversight
The Board and Executive Management dedicate at least one Board meeting per year to strategic planning with a view to delivering long-term shareholder value in the future. During the strategic planning meeting the Board considers emerging trends, the competitive environment, risk issues and any significant business issues and product portfolio adjustments that are important as it reviews and determines the Company's strategic direction. Strategic, financial and capital plans are developed by Executive Management and reviewed by the Board for resource allocation and risk appetite before approval.
During the year, the Board monitors Executive Management's progress in fulfilling our strategic and operating plans and receives regular updates from the CEO and other members of Executive Management team on strategic developments and performance against the strategic plan.
In June 2021 the Board of Directors established the TPS Committee as a new Standing Committee to assist the Board in its oversight responsibilities of the technology and product planning strategy and activities which inform and support the overall business strategy. This Committee has been delegated the principal responsibilities of: (a) monitoring industry and global trends which may impact our technology, product and overall business strategies; (b) overseeing investment in technology and research and development; and (c) assessing our technology strategies, intellectual property and product portfolios and how they may impact our overall business strategy. This Standing Committee is an important addition to the existing committees and strengthens Board oversight of strategic decisions related to technology and product investments.
Cybersecurity and Information Security Risk Oversight
In keeping with the Corporation's cyber resilience efforts, the Corporation's Information Technology ("IT") function formed a management task force representing a variety of relevant organizational functions. Their mandate included defining the Corporation's cyber resilience framework, identifying and measuring risks, building the business continuity strategy and tactics, disaster recovery plans, capturing key business information security risks beyond IT and reporting any incidents. The task force
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Section 3: Corporate Governance | Code of Conduct and Ethics
provides regular updates to the Audit Committee with analysis, mitigation strategies and incident reporting being reported to the Board. In 2020, the task force initiated a technology disaster recovery initiative which included establishing disaster recovery plans for all sites followed by testing the effectiveness of these plans across mission critical systems. During 2021 each global site completed their full disaster recovery planning, testing was launched and will be completed in 2022. Additional 2021 launched initiatives under the cyber resilience framework include formal cybersecurity education and awareness courses for all global employees, with the support of a third-party, and launched vulnerability assessments and penetration testing across all global data centers.
The Board receives prompt and timely information from management on any cybersecurity or information security incident that may pose significant risk to our organization and continues to receive regular reports on the incident until its conclusion. In 2021 there were no reported incidents of information or cyber breaches. Additionally, our Board receives reports from management on key developments and incidents across our industry, as well as specific information about peers and vendors.
Cybersecurity governance highlights:
•Cross-functional approach to addressing cybersecurity risk with Legal and Internal Audit functions presenting on key topics
•Global presence with employees and 24/7 cyber threat communications
•Collaborative approach, working with a wide range of key stakeholders to manage risk, and share and respond to intelligence
Environmental and Social Sustainability Oversight
As an organization, we are here to power a cleaner, prosperous tomorrow for all. Our team is dedicated to bringing environmental solutions to the transportation sector and we aim to be part of broader societal efforts to make the world a greener, more resilient place. Assessing environmental and social practices and understanding the potential impact of ESG issues on our operations and business is a critical oversight activity for the Board. At present, the Board is undertaking its oversight functions in this area as a whole with input from its Standing Committees on matters that fall within their particular responsibilities and expertise.
As we grow, we are strengthening our governance practices and management processes, advancing our stakeholder engagement practices, and taking steps to amplify our impact on our customers, supply chain and the wider world. In early 2021 we launched a management ESG Steering Committee, which is led by our CEO and includes our CFO, executive vice-presidents and vice-presidents from across our businesses, regions and functions. The 10-member committee oversees ESG management, approves core programs and targets, and works to integrate ESG into the company’s goals and processes. Through this steering committee we released the company's first stakeholder informed ESG Strategy (the "ESG Strategy"). Approved by the Board in early 2021, the ESG Strategy is aligned with our business strategy and informed by external research, recent materiality assessment outcomes, and ongoing internal and external stakeholder engagement. It focuses our efforts on four key areas across our value chain of climate action, safe, diverse and inclusive culture, responsible sourcing and our continued commitment to integrity.
ESG Report Highlights
We published our most recent ESG report in September 2021. This report provides an overview of our progress and shares our future plans to evolve and mature a corporate wide embedded ESG strategy. The ESG report provides three years of environmental and social performance data across our global operations providing a valuable tool for investors and stakeholders to review specific material ESG topics, opportunities and performance.
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Section 3: Corporate Governance | Code of Conduct and Ethics

ESG Report Highlights (% comparison of 2020 vs 2019)
Carbon Footprint	Energy Consumption:	74,405 GJ (↓ 30.97%)	GHG Emissions(1):	2,933 tonnes CO2 (↓ 34.41%)
Health and Safety	Recordable Injury Rate:	0.93 (↓ 20.5%)	Lost-Time Injury Rate:	0.77 (↓ 10.4%)
Gender Diversity	Total Workforce:	36% women (↑ 1% )	Total Management:	18% women (↑ 1%)
Business Ethics Training	Anti-Bribery Training:	90% targeted employees trained	Cybersecurity Training:	98% targeted employees trained
1.Calculated greenhouse gas emissions (GHG) are inclusive of direct (scope 1) and indirect (scope 2) emissions only.
Our most recent ESG Report can be found on our website at wfsinc.com/sustainability/.
Board of Director Committees
Committees Purpose & Responsibility
Our Board of Directors have established four standing committees including the Audit Committee, the HRC Committee, the NCG Committee and the TPS Committee. All board members have access to all committee reports and materials and are welcome to attend any standing committee meetings. Only directors who are members the standing committee receive remuneration for such attendance.
Quorum for standing committee meetings requires a majority of the committee members to be in attendance. Audit Committee quorum is two members and one must be the Audit Committee Chair. For the HRC Committee, NCG Committee, and TPS Committee quorum is a majority of committee members, and one must be the Committee Chair. From time to time the Board of Directors may establish ad hoc committees with specific purposes. Detailed information about the Board’s standing committees, including the committee members and a brief review of each committee’s responsibilities is discussed below.
Changes to Composition of Standing Committees
The Board of Directors, on the advice of the NCG Committee, considers the periodic rotation of the membership of each Committee and, from time to time as the Board of Directors sees fit, rotates chairmanship of the Committees.
2022
On January 25, 2022, Mr. Phil Hodge was appointed to the Board of Directors and on March 11, 2022 was appointed to the Audit Committee.
2021
On January 7, 2021, Mr. Tony Guglielmin was appointed to the Board of Directors and was appointed to the Audit Committee and the NCG Committee.

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Section 3: Corporate Governance | Board of Directors Committees
Standing Committee Descriptions and Membership

AUDIT COMMITTEE
FY2021 Meetings: 6
KEY RESPONSIBILITIES

The principal functions of the Audit Committee are to:
•select, approve the compensation, and assess the independence of our independent registered public accounting firm;
•review and approve management’s plan for engaging the independent registered public accounting firm during the year to perform non-audit services and consider what effect these services will have on the independence of our independent registered public accounting firm
•review our annual financial statements and other financial reports which require review and/or approval by the Board
•oversee the integrity of our financial statements and our systems of disclosure and internal controls over financial reporting and our compliance with legal and regulatory requirements
•review the scope of audit plans of our independent registered public accounting firm and the results of its audit
•evaluate the performance of our independent registered public accounting firm
•review our quarterly earnings releases
•review all related-party transactions for potential conflicts of interest and approve all such transactions
•review and evaluate our risk management plans, including information technology security and data privacy compliance
•oversee compliance with our Code of Ethics for the chief executive officer and senior financial officers; compliance with corporate securities trading policies; compliance with legal and regulatory requirements applicable to our financial statements; and financial risk exposures

MEMBERS
•Brenda Eprile, Chair
•Rita Forst
•Anthony Guglielmin
•Philip Hodge
•Karl-Viktor Schaller

CHARTER
The Board of Directors has adopted a written charter for the Audit Committee, a copy of which is available on our website at investors.wfsinc.com/governance/

QUALIFICATIONS
Each member of the Audit Committee is required to possess a basic level of “financial literacy” and at least one member should qualify as an “audit committee financial expert” (as defined by Item 407(d)(5) of Regulation S-K under the Securities Exchange Act of 1934, as amended, (the “Exchange Act”)) and be financially sophisticated as described in Section 5605(c)(2)(A) of the NASDAQ Manual. All members of the Audit Committee are independent and financially literate.

FURTHER INFORMATION
Additional information relating to the Audit Committee required to be disclosed pursuant to Form 52-110F1 - Audit Committee Information Required in an AIF can be found under the heading “Audit Committee Matters” in the Annual Information Form of the Corporation effective March 14, 2022.

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Section 3: Corporate Governance | Board of Directors Committees

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE
FY2021 Meetings: 5
KEY RESPONSIBILITIES

The principal functions of the NCG Committee are to:

•oversee the composition of the Board of Directors to assure that the appropriate knowledge, skills, and experience are represented including succession planning
•oversee corporate governance to ensure effective functioning of the Board
•discuss with the Board of Directors standards to be applied in making determinations as to the independence of directors
•review the effectiveness of the Board of Directors, including but not limited to, considering the size and desired skills of the Board of Directors and the performance of individual directors, as well as the collective
•performance of the Board of Directors
•review and approve related party transactions
•oversee the onboarding and continuing education for directors
•oversee shareholder engagement

MEMBERS
•Michele Buchignani, Chair
•Daniel Hancock
•Anthony Guglielmin
•Karl-Viktor Schaller

CHARTER
The Board of Directors has adopted a written charter for the NCG Committee, a copy of which is available on our website at investors.wfsinc.com/governance

QUALIFICATIONS All members of the NCG Committee are independent.
FURTHER INFORMATION
The NCG Committee, in conjunction with the Standing Committee Chairs, completes an annual review of the Charters of the Board and Standing Committees and makes recommendations to the Board for discussion and final approval.

HUMAN RESOURCES AND COMPENSATION COMMITTEE
FY2021 Meetings: 7
KEY RESPONSIBILITIES

The principal functions of the HRC Committee are to:

•review and approve corporate goals and objectives tied to the compensation of our Chief Executive Officer
•evaluate the performance of our Chief Executive Officer specific to our corporate goals and objectives and determine his compensation
•review and approve the compensation of our other senior officers
•review and establish our overall compensation philosophy policy
•retain and approve the compensation of compensation advisor(s)
•review and approve our policies and procedures for equity-based incentive awards
•review and make recommendations to the Board concerning our director compensation
•approve the report required by the rules of the SEC to be included in our annual management information circular
•oversee our human capital management, including diversity, equity and inclusion initiatives

MEMBERS
•Daniel Hancock, Chair
•Michele Buchignani
•Brenda Eprile
•Rita Forst
•Eileen Wheatman

CHARTER
The HRC Committee operates under a Board approved charter that spells out the HRC Committee’s major duties and responsibilities. This charter is available on our website at investors.wfsinc.com/governance/

QUALIFICATIONS All members of the HRC Committee are independent.
FURTHER INFORMATION For information relating to executive compensation, see “Section: Executive Compensation Discussion and Analysis”
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Section 3: Corporate Governance | Board of Directors Committees

TECHNOLOGY AND PRODUCT STRATEGY COMMITTEE
FY2021 Meetings: 3
KEY RESPONSIBILITIES

The Board has delegated to the TPS Committee the principal responsibilities to assist the Board in fulfilling its oversight responsibilities with respect to WFS’s technology and product planning activities in order to inform and support WFS’s overall business strategy, including:

•reviewing and monitoring specific industry and other trends that could have a significant impact on WFS’s technology, product and overall business strategies

•assisting the Board in overseeing WFS’s investment in technology and research and development initiatives and providing guidance to WFS’s management

•assessing the scope and quality of WFS’s technology strategies, intellectual property and product portfolio and reporting to the Board on how such matters impact the development and implementation of WFS’s overall business strategy

MEMBERS
•Karl-Viktor Schaller, Chair
•Daniel Hancock
•Rita Forst
•Anthony Guglielmin

CHARTER
The Board of Directors has adopted a written charter for the TPS Committee, a copy of which is available on our website at investors.wfsinc.com/governance/

QUALIFICATIONS Comprised of at least three independent directors and may include employee Director members and non-Director appointees as advisors to the Committee.
FURTHER INFORMATION For information relating to executive compensation, see “Section: Executive Compensation Discussion and Analysis”.
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Section 4: Compensation Of Executive Officers | Named Executive Officers
Section 4: Compensation of Executive Officers
Named Executive Officers
The following discussion relates to the compensation program for Westport Fuel Systems' CEO, the CFO and the next three most highly compensated executive officers in 2021 (collectively "NEOs").

David M. Johnson	Richard Orazietti	Nicola Cosciani	Lance Follett	Bart van Aerle
Chief Executive Officer	Chief Financial Officer	Executive Vice President Global Operations	Chief Legal Officer and Executive Vice President	Vice President Product and Business Strategy
Executive Summary
Executive Compensation Philosophy
Our compensation philosophy is to pay for performance over the long-term, as well as on an annual basis. Our performance considerations include both financial and non-financial measures—including the manner in which results are achieved—for the company, line of business, and the individual. The “Compensation Governance” section below presents the range of performance and governance considerations that the HRC Committee considers as inputs into compensation decisions. These factors are evaluated each year and have remained generally consistent over time as part of a balanced and disciplined approach to the compensation decision process. Within that framework, key company and segment performance considerations for 2021, including the impact of the COVID-19 pandemic, and the “Individual performance highlights” are the key considerations for the performance for each of our NEOs. These considerations reinforce and promote responsible growth and maintains alignment with our executive compensation philosophy. Our executive compensation program provides a mix of salary, incentives, and benefits paid overtime to align executive officer and shareholder interests. Our HRC Committee has the primary responsibility for approving our compensation strategy and philosophy, and the compensation programs applicable to our named executive officers listed above.
2021 Year End Financial Performance
Revenues of $312.4 million for the year ended December 31, 2021 were higher by 24%, compared to $252.5 million in the prior year, due to the continued recovery of sales volumes in our OEM and IAM businesses and the addition of $13.8 million in revenue from our recently acquired fuel storage business.
We reported net income of $13.7 million for the year ended December 31, 2021 compared to net loss of $7.4 million for the prior year. The $21.0 million increase was primarily the result of:
•increases in gross margin of $8.7 million from higher sales volumes,
•higher equity income from CWI of $9.2 million,
•bargain purchase gain of $5.9 million from the acquisition of Stako,
•income tax recovery of $8.1 million compared to an income tax expense of $1.4 million in the prior year,
•decrease in interest on long-term debt and accretion of royalty payable of $3.0 million and,
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Section 4: Compensation of Executive Officers | Compensation Governance
•higher interest and other income, offset by increases in expenditures in research and development and in general and administrative expenditures including lower government wage subsidy and support programs received, and lower foreign exchange gain.
We reported $17.5 million Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization ("Adjusted EBITDA"), see "Non-GAAP Measures" section in the MD&A) during the year ended December 31, 2021, compared to $14.7 million in the prior year.
Compensation Governance
The HRC Committee is responsible for administering our executive compensation program which, among other things, includes:
•Determining the compensation for our Executive Management, including base salary, short- and long-term incentive opportunities, performance benchmarking and market analysis
•Reviewing, approving and administering our executive compensation plans, including our equity plans
•Establishing performance objectives under our short- and long-term incentive plans
•Determining the attainment of performance objectives and the resulting awards pursuant to our short-term incentive plan ("STIP") and long-term incentive plan ("LTIP")
•Evaluating CEO performance and the performance and capabilities of Executive Management, based on input from the CEO
•Evaluating executive officer compensation practices to ensure they remain equitable and competitive
•Reviewing succession planning for executive officer positions including the CEO
•Approving employee benefit plans
The HRC Committee consists exclusively of independent directors with Mr. Hancock serving as the current chair. The committee members' experience in leadership roles and extensive knowledge of the transportation industry, operations, corporate strategy and financial matters provide the collective experience, skills and qualities needed to effectively fulfill the Committee's mandate.
To provide support and assistance to the governance and oversight of our compensation process, the HRC Committee retains an independent compensation advisor (the "Compensation Consultant") to provide executive and director compensation consulting services. The Compensation Consultant is selected and retained by and reports to the HRC Committee and participates in certain HRC Committee meetings where executive compensation matters are discussed. The HRC Committee retained Hugessen Consulting Inc. and as part of its engagement, the Compensation Consultant:
•Reviews market data and participates in the design of executive compensation programs to help the HRC Committee evaluate the linkage between pay and performance, including selection of peer group companies and market data analysis;
•Informs the HRC Committee on market trends, as well as regulatory issues and developments and how they may impact the Corporation's executive compensation programs; and
•Reviews and advises the HRC Committee regarding director compensation, including market trends, as well as regulatory issues and developments regarding director compensation.
Proposals from management are reviewed for feedback by the Compensation Consultant. Additionally, the HRC Committee and the Compensation Consultant will meet without management present to make final decisions or recommendations to the Board. This supports responsible oversight of executive compensation. Recommendations made by the HRC Committee are based on multiple sources including but not limited to advice received from the Compensation Consultant.
Services provided by the Compensation Consultant in 2021 were related to executive and director compensation. No other services were performed by the Compensation Consultant and no other fees were paid in 2021. The table below summarizes the fees paid in relation to executive and director compensation for the past two financial years. Any additional consulting services required by the Compensation Consultant outside of executive compensation, are required to be pre-approved by the HRC Committee before proceeding.
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Section 4: Compensation of Executive Officers | Executive Summary

COMPENSATION CONSULTANT SERVICES PERFORMED
Hugessen Consulting Inc.	12/31/2021	12/31/2020
Executive and Director compensation-related fees	$141,508	$131,373
All other related fees	$—	$—
Total	$141,508	$131,373
Executive Compensation and Shareholder Interests
Westport Fuel Systems maintains its commitment to building long-term shareholder value by using a balanced performance measurement framework aligned with our key performance metrics and ensuring adherence to general governance best practices. The following table outlines some of the best practices the HRC Committee employs in implementing the compensation program:

What We Do	What We Don't Do
Provide a meaningful part of pay which is "at risk" and contingent upon corporate and individual performance	No offering or repricing of stock options
Ensure the pay opportunity is capped	No offering of tax gross-ups
Retain external experts who report directly to the HRC Committee	No pledging of our Common Shares as collateral for a loan or holding our Common Shares in margin accounts
Benchmark pay levels and mix to other organizations of comparable size in the same industry and geographic areas	No hedging or "short sales" of the Corporation's shares
Ensure the majority of executive long-term compensation vests based on performance	No defined benefit retirement plan or supplemental executive retirement plan
Ensure the short-term incentive award criteria is well defined, aligned to business strategy and reflects pay for performance	No excessive executive perquisites
Mitigate risk by having Anti-Hedging and Clawback policies in place	No issuance of severance above common-law entitlements. Instead efforts are made to keep severance entitlements in line with industry best practice
Include a “double trigger” in executive employment agreements so that severance payments are due upon a change of control only if employment is also effectively terminated
Align executive interests with Shareholders’ by having equity ownership guidelines
Provide shareholders an opportunity to have their say on executive pay decisions through an annual advisory vote
Compensation Risk Management
Promoting appropriately incented behaviors is an essential part of the compensation setting process. The HRC Committee believes that measured risk is necessary for continued growth and innovation, but that risks should be encouraged within parameters that are appropriate for the long-term health and sustainability of the business. Performance relative to incentive targets is regularly reviewed and the HRC Committee is updated periodically to effectively monitor performance and manage inherent risk.
The HRC Committee believes that annual STIP bonus plans and LTIP awards granted to Executive Management should tie primarily to business performance goals, including revenue and EBITDA, as well as strategic performance objectives. These metrics encourage an ownership mindset in overall business performance, and are subject to a maximum payout cap.
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Section 4: Compensation Of Executive Officers | Executive Compensation and Shareholder Interests
We have implemented a Claw-Back Policy in order to ensure that incentive compensation is paid based on accurate financial data. Executives may be required to forfeit or pay back any excess bonus amounts or equity-based compensation should the Corporation’s financial statements be restated as a result of material non-compliance with any financial reporting requirements under applicable securities laws (other than a restatement due to a change in financial accounting rules).
We have also adopted an Anti-Hedging Policy which prohibits officers, directors and employees from engaging in hedging against future decreases in the market value of our securities of the Corporation through the purchase of financial instruments designed to hedge or offset such risk.
Additionally, Westport Fuel Systems, as a foreign private issuer, is subject to certain U.S. legislation, including provisions of the Sarbanes-Oxley Act. The Sarbanes-Oxley Act provides that in the event an issuer is required to prepare an accounting restatement as a result of the material non-compliance of the issuer with any financial reporting requirement, the chief executive officer and the chief financial officer of the issuer will be required to reimburse the issuer for certain elements of such executive's compensation. In Westport Fuel Systems’ case, the elements include annual bonus and performance share units ("PSUs") issued under our omnibus incentive plan (the "Omnibus Plan"). Westport Fuel Systems abides by these laws.
Share Ownership Requirements
Non-employee directors and executive officers are required to meet share ownership guidelines and hold equity in the Corporation in order to align their interests with those of our shareholders:
•our non-employee directors are required to hold a minimum of five times their annual cash retainer in Common Shares or Units, to be acquired over a five-year period;
•each of our Westport Fuel Systems Executive Management, with the exception of the CEO, is required to hold a minimum of one time his or her annual base salary in Common Shares, Units, or Options to be acquired over a five-year period; and
•the CEO is required to hold a minimum of three times his or her annual base salary in Common Shares, Units or Stock Options ("Options"), to be acquired over a five-year period
As of March 14, 2022 all current NEOs complied with Westport Fuel Systems' share ownership guidelines. The below table summarizes each NEO's holdings:

CURRENT NEO SHARE OWNERSHIP AND MINIMUM REQUIREMENT
Name	Common Shares	Share Units	Total Value of Equity(1)	Share Ownership Requirement(2)	Years Remaining
David Johnson	411,295	445,230	$1,173,439	$1,605,000	2
Richard Orazietti	150,394	213,092	$497,976	$320,000	Achieved
Nicola Cosciani	3,780	38,816	$58,357	$236,280	4
Lance Follett	138,544	124,000	$359,685	$240,000	Achieved
Bart van Aerle	14,808	49,918	$88,675	$246,916	3
Notes:
1.This value was calculated by multiplying the number of Common Shares and the number of Units (representative of the value of the underlying Common Shares that ultimately vest) by the closing price of the Common Shares on the NASDAQ at March 14, 2022. Such amounts may not represent the actual value of the Units that ultimately vest, as the value of the Common Shares underlying the Units may be of greater or lesser value on vesting.
2.Shareholding requirements are calculated for the CEO as three times base salary and for the remaining NEOs at one times base salary.
Compensation Discussion and Analysis
Our executive compensation program is designed to retain, attract, motivate and reward our executives who advance our strategic, financial and operational objectives and thereby enhance shareholder value. The HRC Committee believes the executive compensation program’s underlying philosophy and related policies maintain a robust pay-for-performance alignment
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Section 4: Compensation Of Executive Officers | Compensation Discussion and Analysis
which factors in the median levels of both local market and peer compensation data to properly balance pay mix and level targets of its executives and employees.
Within our global operations, Westport Fuel Systems compensation program is based on the following philosophy:
•Pay for performance - salary, bonus and equity awards are linked to both corporate performance and achievement of goals against an individual’s area of responsibility
•Long term incentives - balanced retention and performance-based equity compensation aligned with shareholder value creation
•Competitive total compensation - factors in the median levels of both a defined comparator group of peers' compensation and local market data to properly balance pay mix and level targets for executives and employees across the geographies in which we operate
Determination of Compensation
As part of the compensation setting process, the HRC Committee establishes the compensation philosophy and evaluates the design and merits of executive compensation programs through comprehensive reviews to ensure the executive compensation and benefit programs align with shareholders' best interests, while considering any risks associated with our compensation policies and practices. The HRC Committee's recommendations are reached primarily by comparison of the remuneration paid by us with the remuneration paid by other comparable public companies to Westport Fuel Systems or companies of similar business lines, geography and complexity of operations and following consultation with the Compensation Consultant.
The HRC Committee considers a range of factors in making executive compensation decisions, including but not limited to an individual’s performance, benchmarking data, compensation risk considerations (succession and retention), long-term strategic objectives, prior equity-based compensation awards, feedback from shareholders and other stakeholders and general information relating to executive compensation trends and developments. A key component in such decisions is benchmark analyses conducted by our independent Compensation Consultant, which assists in determining whether our executive compensation program is both reasonable in relation to competitive pay levels and appropriate in supporting business objectives that encourage a positive performance-based culture. Our current philosophy is to target pay at median of the Comparator Group (defined below) recognizing that pay is often correlated with company size.
Consistent with prior years, the HRC Committee examines in detail the compensation paid by similar companies that satisfy our selection criteria (the "Comparator Group"). The Comparator Group is comprised of publicly listed companies to give a realistic view of market competitive compensation. The table below outlines the 20 companies which currently form the Comparator Group and includes 13 U.S., 4 European, and 3 Canadian based companies:

Ag Growth International Inc.	Motorcar Parts of America, Inc.	Standard Motor Products, Inc.
Ballard Power Systems Inc.	paragon GmbH & Co. KGaA	Stoneridge, Inc.
CECO Environmental Corp.	Plug Power Inc.	The Gorman-Rupp Company
Clean Energy Fuels Corp.	Progress-Werk Oberkirch AG	Twin Disc, Incorporated
Commercial Vehicle Group, Inc.	Ricardo plc	Wajax Corporation
Landi Renzo S.p.A.	SHW AG	XPEL, Inc.
Lydall, Inc.	Shyft Group
The HRC Committee believes this Comparator Group offers a reasonable benchmarking of compensation and is the primary data source used by Westport Fuel Systems to determine design (structure and metrics), pay mix, position of base salary, and performance-based incentive programs for executive compensation. For determining CEO compensation, only the Comparator Group is used. Additional local regional benchmarks are considered when determining other executive position compensation.
For more information on the LTIP, please see section "Section 4: Elements of our Executive Compensation Program: Long-Term Incentive Plan."
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Section 4: Compensation Of Executive Officers | Compensation Discussion and Analysis
Executive Compensation At Risk
We ensure that a meaningful portion of executive pay is "at risk" - meaning that it is not a guaranteed payment and that payment varies with performance. To align with our pay for performance philosophy, a significant percentage of the executives' total compensation is comprised of short-term and long-term incentives which link directly to corporate performance and to our absolute and relative total shareholder return ("TSR"). The principles described earlier were used to determine base salaries and to set the at-risk targets under the short and long-term incentive programs. The following table shows the targeted mix of compensation components and demonstrates the proportion of “at risk” pay for the CEO, CFO and other NEOs relative to total compensation.

	Program Element	CEO		CFO		NEO
Fixed	Base Salary	29%		36%		50%
At-Risk	Short-Term Incentive	29%	71%	28%	64%	25%	50%
	Long-Term Incentive	42%		36%		25%
For summary of actual compensation for financial year 2021, see the following section "Executive Compensation Figures and Tables."
Elements of Our Executive Compensation Program
Our executive compensation program consists of the following elements:

Element			Objective	Performance Period	Form
Total Direct Compensation
Fixed	Short- Term	Base Salary	Market competitive compensation for skills and experience aligned with responsibilities to attract and retain key top talent.	1 Year	Cash
At Risk		Short-term Incentive	Motivate and reward achievement of financial, operating and strategic goals during the annual operating cycle.	1 Year	Cash
	Long- Term	Long-term Incentive –RSUs or Phantom Shares	Support retention, facilitate executive stock ownership and reward for multi-year shareholder value creation.	Vest 1/3 per year over a three-year period	Share Units
		–PSUs		Vest at the end of defined points within a three-year period subject to achievement of performance criteria
Total Indirect Compensation
Health Benefits Regional Long-term Savings Plans			Retain key employees by providing market competitive health, wellness, and retirement benefits, and limited perquisites.	1 Year	n/a
Base Salary
Base salary guidelines and salary adjustments for executive officers are designed to recognize market compensation trends, acknowledge competencies and skills of individuals and match the expected market value of senior executives based on executive experience and qualifications. We typically target median base salary levels of our Comparator Group and factor in local market adjustments for base salary where applicable. Executive officer base salaries remain fixed throughout the year unless a promotion, change in responsibilities, or special circumstances occur.
Short-Term Incentives
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Section 4: Compensation Of Executive Officers | Compensation Discussion and Analysis
The STIP is the primary method for motivating business and individual performance during the financial year and is intended to link pay and performance by providing cash compensation if targeted results are achieved, up to a capped amount of base salary. For 2021, 70% of the value of the bonus was tied to financial targets including revenue growth and EBITDA. These metrics were selected to align management focus on both our growth and the path to sustainable profitability. The balance, weighted at 30%, was linked to strategic target achievement within the annual operating cycle, designed to award specific achievements which contribute to shareholder value creation over time.
The CEO's performance metrics are approved by the HRC Committee for each annual financial period. The corporate performance metrics for NEOs are set by the CEO and reviewed by the HRC Committee before being recommended to the Board of Directors. Payouts are made after the HRC Committee reviews and approves the calculations of performance against the goals for the year and only after the Audit Committee approves audited fiscal year financial statements.
Long-Term Incentives
The long-term incentives ("LTIs") are established to support retention, facilitate executive stock ownership and reward for multi-year shareholder value creation. LTIs comprise a significant "at-risk" element of total compensation for Executive Management and the design and magnitude of long-term incentives are guided by several factors, including:
•the design must be aligned with shareholder value creation
•the design should be supportive of the Corporation's business goals and strategic plan
•the design must be retentive
The HRC Committee analyses market data, Comparator Group data and assesses recommendations from its Compensation Consultant and information provided by management in determining LTI program design, metrics and targets. A subset of the Comparator Group ("Subset Comparator Group") comprised of selected North American based companies within the Comparator Group that are listed on a U.S. based stock exchange was also established to support the LTIP which uses a relative Total Shareholder Return (“rTSR") metric to determine performance against which to measure PSU payouts. The Subset Comparator Group is the group used to measure the LTIP rTSR performance. The table below outlines the companies included in the Subset Comparator Group:

Ballard Power Systems	Gorman-Rupp Co.	Shyft Group
CECO Environmental	Lydall Inc.	Standard Motor Products
Clean Energy Fuels Corp.	Motorcar Parts of America	Stoneridge, Inc.
Commercial Vehicle Group, Inc.	Plug Power Inc.	Twin Disc, Inc.
CEO recommendations on LTIs are limited to Executive Management and key employees (other than himself). The HRC Committee then approves the grants of LTI awards for the NEOs, other executives, and other key employees. CEO LTI awards are determined by the HRC Committee, with consultation from the Board Chair.
In 2010, shareholders approved our current Omnibus Plan, which superseded the Corporation's previous Share Unit Plan and Stock Option Plans. The Omnibus Plan was re-approved by Shareholders for an extended term in 2020 and is designed to allow flexibility to the Board of Directors to issue equity-based incentives to align compensation with shareholder interests over the long-term and offer the ability to retain and attract the best talent globally.
Although the Omnibus Plan allows for the use of Options, virtually all grants made over the life of the Omnibus Plan have taken the form of Units which will ultimately convert into Common Shares of the Corporation following vesting. On a limited basis Restricted Phantom Shares ("RPSs") have been granted where the recipient receives cash compensation instead of Common Shares of the Corporation on vesting and to address differing taxation requirements across the various jurisdictions in which we operate.
Long-Term Incentive Plan
In 2019 the HRC Committee approved the adoption of an LTIP that consists of a combination of: (i) time restricted awards in the form of RSUs or RPSs that ratably vest over three years; and (ii) performance-based awards in the form of PSUs that are
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linked to shareholder value creation, subject to a performance-based payout scale and fully at-risk with the potential for zero payout. RPSs are awarded to non-executive employees in operating regions outside North America to simplify the conversion process.
The program is primarily designed to grant awards on an annual basis that are weighted 70% performance based awards and 30% as time restricted awards for senior management, ensuring the majority of the awards are pay-for-performance and aligning reward with shareholder value creation. Employee participant total grant awards are weighted 60% restricted awards and 40% performance awards, as more emphasis is placed on retention of top talent through restricted time-based awards which provide strong retention value.
The HRC Committee believes that a three-year ratable vesting for RSUs, RPSs and a three-year performance period for PSUs are appropriate length of time to support retention, motivate executive performance, align with shareholder interest, and are consistent with common market practice and taxation principles. Performance awards only vest and entitle the holder to Common Shares or a cash payout if minimum thresholds are achieved. If the performance metrics are not attained in the three-year performance period the PSU award will be returned to the pool of awards available for grand under the Omnibus Plan for future grants.
As part of a limited LTIP review in late 2020, the LTIP grant timing was adjusted from December to the first quarter and the HRC Committee also considered how to best determine the price of Westport shares to be used to estimate the number of shares to grant. While Westport had traditionally used a 50-day volume weighted average price, the review revealed that market practice varies between five and 20 days. With that information, the HRC Committee determined to use a 20-day volume weighted average price going forward as a best estimate of the market price on the date of grant for the LTIP awards.
The following table summarizes the LTI vehicles and metrics that are used to provide grants under the LTIP:

	Performance Share Units	Restricted Share Units
LTI mix	70%	30%
Grant frequency	Annual	Annual
Grant methodology	Award value divided by 20-day VWAP at time of grant	Award value divided by 20-day VWAP at time of grant
Term	3 years	3 years
Vesting	3-year cliff 100%	3-year ratable 33%/33%/33%
Payout	Shares	Shares for RSUs or Cash for RPSs
The PSU performance metrics consist of both relative and absolute total shareholder return, as summarized in the table below:

PSU Metric	Weight	Threshold(3)		Target		Maximum
		Performance	Multiplier(2)	Performance	Multiplier(2)	Performance	Multiplier(2)
Relative TSR	50%	25th Percentile	50%	50th Percentile	100%	75th Percentile	150%
Absolute TSR CAGR(1)	50%	8%	50%	14%	100%	20%	150%
NOTES:
1.CAGR is the "Compound Annual Growth Rate" calculated over the three-year performance period.
2.Multiplier expressed as a % of target PSU award.
3.Performance below threshold results in a 0% payout.
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Section 4: Compensation Of Executive Officers | Compensation Discussion and Analysis
Other Benefits
In addition to the executive compensation program described above, our executives participate in Corporation-wide employee benefit programs within their region of employment, such as short-term disability income benefit, health and dental care including dependent coverage, employee life insurance, dependent life insurance, accidental death and dismemberment insurance and the matching of regional long-term savings plans. These programs vary by region of operation and are offered to all employees employed within the region of operation. We offer an additional voluntary participation executive health and wellness benefit to its executives on a cost sharing basis. We do not offer a defined benefit pension plan to its executives. In addition, we offer only limited benefit and perquisites, and current offerings to our NEOs are consistent with market practice.
Payments Upon Termination
In the event of termination of employment without cause, such as may be the case in the event of a change of control, certain Westport Fuel Systems NEOs are entitled to an amount of compensation as outlined in the "Employment Agreements - Termination and Change in Control" section of this Circular.
2021 Executive Compensation
Base Salary Adjustments
In 2021, Mr. Cosciani and Mr. Follett received base salary increases as the result of their promotion to Executive Vice President Global Operations and Chief Legal Officer and Executive Vice President, respectively. These were the only base salary adjustments for any of the NEOs during 2021.
Short-Term Incentives
CORPORATE PERFORMANCE
Revenues for the year ended December 31, 2021 increased 24%, to $312.4 million compared to $252.5 million in 2020, due to the continued recovery of sales volumes in our OEM and IAM businesses and the addition of $13.8 million in revenue from our recently acquired fuel storage business. EBITDA for same period increased by 43% to $23.0 million compared to $16.1 million in 2020, mainly due to bargain purchase gain from recently acquired fuel storage business and higher equity income from CWI.
The impact of the pandemic has continued to be seen on the business operations and deliveries, further compounded by chip shortages and supply chain challenges for most of 2021. The year end results show a partial achievement of revenues and EBITDA results falling below the threshold level. The HRC Committee has evaluated these results and in line with our pay for performance compensation philosophy, the HRC Committee has approved a quantitative performance rating of 28/70 for the financial and operating measures of the STIP for 2021.
Despite the impact on financial results, it has been a strong year. We completed our strategic acquisition of Stako, launched hydrogen fuelled H2 HPDI™ projects with leading OEMs, strengthened our balance sheet, developed key strategies targeted toward our mid-decade growth and profitability goals and launched a leadership, organization and culture development program to strengthen the organization's ability to improve future results. These key qualitative targets for the CEO's 2021 STIP were reviewed by the Board and with this context, the Board awarded the CEO a performance rating of 31/30 for strategic initiatives. This resulted in an overall CEO performance score of 59% for a total STIP payout of $315,650 for 2021.
For more information on the financial performance during 2021, see the Corporation's MD&A and financial statements, filed on SEDAR www.sedar.com and available on our website.
CEO SHORT-TERM INCENTIVE ACHIEVEMENT
As per the CEO's employment agreement, the short-term incentive ("STI") component of the CEO's compensation has a target of 100% of base salary, with potential payout between 0% and 150% of base salary depending on performance against
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predefined corporate and individual performance targets. The table below summarizes the original metrics and weighting for the CEO and the actual achievement in 2021 based on the factors listed above under "Corporate Performance":

CEO SHORT-TERM INCENTIVE METRICS - 2021
Consolidated Metrics		Weight	Achievement
Quantitative	Revenue	25%	28%
	EBITDA	45%	—%
Qualitative(1)	Strategic Initiatives & Customer Attainment	30%	31%
	Organization and Corporate Development Performance
Overall Weighted Achievement		100%	59%
		Target Bonus ($)	Achieved Bonus ($)
CEO Short Term Incentive Bonus		$535,000	$315,650
1.Evaluation of the qualitative metric is based on Board discretion at the recommendation of the HRC Committee after assessing the advancement of initiatives related to OEM customer attainment, increasing operating flexibility, reducing capital costs, streamlining corporate operations and organizational structure, culture transformation, and succession planning.
Other Named Executive Officer STI
Targeted bonuses for the NEOs, other than the CEO, range from 35% to 75% of base salary, with a potential pay out between 0% and 112.5% of base salary depending on performance against predefined corporate and individual performance targets. Depending on the NEO’s area of responsibility, metrics were established and weighted in alignment with the STI design principles noted above.
The consolidated and business unit financial performance metrics associated with the NEO's STI were based on the 2021 Annual Operating Plans approved by the Board of Directors in December of 2020.
Payout amounts for each NEO are listed in full in the "Executive Compensation Figures & Tables" section.
Long-Term Incentive Awards
Under the LTIP, the Corporation awarded RSUs, RPSs and PSUs for its first three-year retention and performance period of 2019 - 2022 in December 2018. The first vesting criteria for absolute TSR minimums for PSUs issued within this performance period were set to vest and settle based on the trailing 50-day volume weighted average share price of Westport Fuel Systems shares on the NASDAQ. Since the share price met the threshold value of $3.42 USD between July 1, 2021 and December 31, 2021, 33% of the absolute TSR PSUs vested and settled one day after the performance achievement approval was made by the HRC Committee in January 2022.
Payout amounts for each NEO are listed in full in the table "Value Vested or Earned During the Year" in the "Other Plan Awards" section below.
Share Performance Graph
The Common Shares have been listed and posted for trading on the Toronto Stock Exchange ("TSX") under the trading symbol "WPRT" since November 10th, 2016, and the NASDAQ under the trading symbol "WPRT" since August 18, 2008. The following graph and table compares cumulative total shareholder return from an investment of C$100 in Common Shares of the Corporation made at December 31, 2016 with the cumulative total return of the S&P/TSX Composite Total Return Index over the same period, assuming reinvestment of dividends.
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Section 4: Compensation of Executive Officers | Performance Graphs

	Dec 31, 2016	Dec 31, 2017	Dec 31, 2018	Dec 31, 2019	Dec 31, 2020	Dec 31, 2021
S&P/TSX	$100.00	$106.00	$94.00	$112.00	$114.00	$139.00
WPRT	$100.00	$311.00	$119.00	$202.00	$351.00	$156.00
Sources: S&P, TMX
Executive Compensation Figures and Tables
Based on the 2021 STIP results and the Share Unit awards received under the LTIP during fiscal year 2021, the sum of all NEO's actual fixed compensation was $1,578,196 or 30.74% of total cash compensation and actual at-risk pay was $3,555,343 or 69.26%.
Financial Year 2021 Summary Compensation Table
The following tables and notes thereto set out information concerning the compensation paid, payable, awarded, granted, given or otherwise provided, directly or indirectly, to our NEOs in financial years 2019, 2020 and 2021. The Corporation does not have a pension plan; therefore, the pension contribution for the NEOs is nil. The aggregate cash compensation (salary and non-equity inventive plan) earned by all NEOs during the financial year ended December 31, 2021 was $2,187,239.

NEO SUMMARY COMPENSATION
(Figures are in U.S. Dollars)	Year	Salary(1)	Share-based awards(2)(3)	Non-equity incentive plan(4)	All Other(5)	Total
David Johnson CEO	2021	535,000	1,656,760	315,650	54,100	$2,561,510
	2020	481,500	—	398,040	66,200	$945,740
	2019	527,112	911,264	508,250	117,238	$2,063,864
Richard Orazietti CFO	2021	320,000	623,420	116,512	10,000	$1,069,932
	2020	268,632	—	143,191	—	$411,823
	2019	99,325	565,263	68,348	300	$733,236
Nicola Cosciani EVP Global Operations	2021	236,280	204,960	37,805	155,214	$634,259
	2020	172,184	21,887	60,027	104,289	$358,387
	2019	—	—	—	—	—
Lance Follett CLO and EVP	2021	240,000	256,200	76,090	11,132	$583,422
	2020	206,250	—	75,094	2,579	$283,923
	2019	206,250	122,850	25,781	9,938	$364,819
Bart van Aerle VP, Business and Product Strategy	2021	246,916	204,960	62,986	43,462	$558,324
	2020	257,266	—	43,676	16,677	$317,619
	2019	252,095	56,248	100,800	50,261	$459,404
1.Annual base salaries for the current NEOs as at December 31, 2021 were $535,000, C$400,000, €200,000, C$300,000, and €230,091 for Mr. Johnson, Mr. Orazietti, Mr. Cosciani, Mr. Follett, and Mr. van Aerle respectively. The table above translates the Canadian and Euro dollar salaries into US dollars at the average exchange rate during the year.
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Section 4: Compensation of Executive Officers | Termination and Change in Control
2.Values of the RSUs and PSUs are determined by multiplying the number of RSUs and PSUs awarded by the NASDAQ exchange closing price of the Common Shares on the date of the award. These RSUs and PSUs typically vest over three years and the PSUs vest based on achieving performance criteria within a three-year performance period.
3.Awards issued under the LTI Plan for 2021-2023 performance years.
4.This represents Westport Fuel Systems short-term incentive awards. The amounts were accrued in the year reported but paid to the NEOs in the year subsequent. For details on non-equity incentive plan values paid during the fiscal year, see table titled "NEO Incentive Plan Awards: Value Vested/Earned".
5.The column entitled "All Other Compensation" includes Westport Fuel Systems contributions to each NEO's long-term savings plan, where applicable. These are voluntary participation programs where the employer matches employee contributions up to a maximum of 5% of base salary per pay period. In addition, it includes additional bonuses and allowances (such as housing and vehicle).
Other Plan Awards
During the year ended December 31, 2021, RSUs were granted for Board of Director compensation (see section "Director Compensation") and RSUs were issued to certain employees of the Corporation (including grants made to NEOs) for retention purposes. Excluding director compensation, 730,981 PSUs, RSUs and RPSs were issued during the year ended December 31, 2021. The value of the PSUs, RSUs, and RPSs are based on the fair market value on the date of the grant.
Outstanding Share-Based Awards as of December 31, 2021

NEO INCENTIVE PLAN: SHARE-BASED AWARDS
(Figures are in U.S. Dollars)	Not Vested		Vested Not Paid Out or Distributed
	Qty(1)	Market/Payout Value ($)(2)	Qty	Market/Payout Value ($)(2)
David Johnson	537,750	$1,274,468	—	—
Richard Orazietti	251,335	$595,664	—	—
Nicola Cosciani	49,918	$118,306	—	—
Lance Follett	73,750	$174,788	—	—
Bart van Aerle	49,918	$118,306	—	—
1.Represents the number of Units or Common Share awards that either may vest based on time or performance criteria. For PSUs where the measurement date and criteria has been determined, the actual conversion ratio has been used. Where it has not been determined, an estimate has been made.
2.This is a notional amount that is calculated by multiplying the number of Units by the closing price of the Common Shares underlying the Units on the NASDAQ as at December 31, 2021 ($2.37). Such amounts may not represent the actual value of the Units that ultimately vest, as the value of the Common Shares underlying the Units may be of greater or lesser value on vesting.
Value Vested or Earned During the Year

NEO INCENTIVE PLAN AWARDS: VALUE VESTED/EARNED
(Figures are in U.S. Dollars)	During the Year
	Share-based Awards: Value Vested(1)	Non-equity Incentive Plan Compensation: Value Earned	Total Value Vested and Earned
David Johnson	$456,577	$398,040	$854,617
Richard Orazietti	$192,493	$143,191	$335,684
Nicola Cosciani	$13,368	$60,027	$73,395
Lance Follett	$18,655	$75,094	$93,749
Bart van Aerle	$13,368	$43,676	$57,044
1.This value was determined by multiplying the vesting price of the underlying Common Shares on the vesting date by the number of vested Units.
2.Mr. Orazietti was appointed CFO effective September 3, 2019, the performance year for which the non-equity incentive values are based.
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Section 4: Compensation of Executive Officers | Termination and Change in Control
Omnibus Incentive Plan
In accordance with the rules of the TSX, the lower table below sets forth the annual burn rate, calculated in accordance with s. 613(d) of the TSX Company Manual, of each of our security based compensation arrangements for the three most recently completed financial years. A copy of the Omnibus Plan has been filed on SEDAR at www.sedar.com.

COMPENSATION PLANS USING COMMON SHARES
	Securities to be issued(1)	Weighted-average exercise price(2)	Securities remaining for future issuance
Omnibus Plan	1,936,899	—	6,700,884

ANNUAL BURN RATE(3)
	2021 Burn Rate	2020 Burn Rate	2019 Burn Rate(4)
Omnibus Plan	0.20%	0.38%	1.78%
1.Securities to be issued value includes 131,552 RPSs granted however these will be settled in cash and not in Common Shares. Once settled in cash the 131,552 RPSs will return to securities remaining for future issuance.
2.The awards in the Omnibus Plan are RSUs and PSUs and do not require the holder to pay a strike price.
3.Annual burn rate is expressed as a percentage and is calculated by dividing the number of securities granted under the specific plan during the applicable financial year by the weighted average number of securities outstanding for the applicable financial year.
4.In 2019, this burn rate includes the adoption of the 2019 LTI Plan and awards issued in December 2019 for the 2020-2022 performance period.
Employment Agreements: Termination and Change in Control
Each NEO has signed an employment agreement which includes standard industry terms and conditions, such as intellectual property and confidentiality provisions. Pursuant to the terms of these agreements, in the event of termination of employment by Westport Fuel Systems without cause, each NEO may be entitled to an amount comprised of salary and benefits, an annual bonus, an immediate vesting of all unvested Options and Units previously granted to the NEO, and compensation for a non-compete period as further described below.
In the event of termination of any eligible recipient's employment with Westport Fuel Systems without cause, all PSUs granted under the Omnibus Plan for which the measurement period had been completed would immediately vest and the awards would have the period set out in the award grant, and pursuant to the terms of the Omnibus Plan, in which to exercise any such vested but not yet exercised Units.
Westport Fuel Systems has a change in control policy ("Change in Control Policy") intended to provide eligible executives of the Corporation with reasonable continuing financial security in their employment and position with the Corporation, without distraction from uncertainties or risks regarding their employment created by the possibility of a change in control of the Corporation. The Change in Control Policy applies to all permanent full-time officers, executive vice presidents, and senior vice presidents of the Corporation and certain affiliated entities as well as to certain other officers or executives who are designated by the CEO and ratified by the HRC Committee and entitles such participants to certain payments and benefits in the event the participant's employment is terminated as a result of a "Qualifying Termination" relating to a change of control, as defined in the policy. "Qualifying Termination" for this purpose is defined in the policy to mean either: (a) receipt by a participant of notice of termination of the participant's employment without cause (regardless of the effective date of such termination); or (b) the resignation of the participant's employment as a result of constructive dismissal, in each case during the period commencing on the change in control and ending on the date which is eighteen (18) months after the change in control. The Change in Control Policy generally provides that, in the event of a Qualifying Termination, the executive will be entitled to a cash payment in an amount equal to twice the aggregate sum of: (a) that executive's annual base salary plus the executive's target annual bonus amount; and (b) an amount equal to the annualized cost of the Corporation-sponsored medical, dental, vision insurance and executive medical and health care benefits in effect for the executive as at the termination date at a cost equal to 200% of the Corporation's premium rate for such benefits, together with any accrued but unpaid salary as at the termination date. Pursuant to the Change in Control Policy, all unvested equity awards held by the terminated executive will also be
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Section 4: Compensation of Executive Officers | Termination and Change in Control
deemed to be vested as at the date of the Qualifying Termination, with any such awards that are subject to any performance targets being subject to a good faith determination as to whether or not the performance target has been met by the HRC Committee and the related payout amount. To the extent that an executive is entitled to benefits under both the Change in Control Policy and the terms of their existing employment agreement, such executive may elect to receive payments and/or benefits under such employment agreement in lieu of the payments or benefits so provided by the Change in Control Policy.
Mr. Johnson entered into his original employment agreement effective January 14, 2019 with term ending on December, 31, 2021. The Board of Directors and Mr. Johnson agreed to extend his service as Chief Executive Officer under a new open ended employment agreement which was executed effective January 1, 2022 (the "Effective Date"). Under the original agreement, which was effective as of December 31, 2021, Mr. Johnson was entitled to six months base salary plus six months cost of benefits coverage and a maximum of $30,000 in relocation expenses if terminated. No severance was due if the term of employment wasn't extended.
Mr. Orazietti entered into an employment agreement effective September 3, 2019. Mr. Orazietti is entitled to twelve months base salary, an amount equal to twelve months’ cost of benefits coverage and a partial incentive bonus calculated on a pro rata basis for the months worked within the financial year in which termination of employment occurs.
Mr. Cosciani, Mr. Follett and Mr. van Aerle do not have any termination provisions within their employment agreements.
None of the NEOs have specific change in control provisions in their agreements however they are covered under Westport Fuel Systems Change in Control Policy (described above).
The following tables set forth, for each NEO, the amount such person would have been contractually entitled to receive on the termination of their employment without cause on December 31, 2021, and the amount such person would have been contractually entitled to receive if a change in control triggered the termination event on December 31, 2021, as per such person's employment agreement or Westport Fuel Systems Change in Control Policy.

TERMINATION OF EMPLOYMENT WITHOUT CAUSE
All figures are in U.S Dollars	Severance	Bonus	Value of Unvested Awards(1)	Total(2)
David Johnson	$267,500	$—	$—	$267,500
Richard Orazietti	$320,000	$240,000	$—	$560,000
Nicola Cosciani	$—	$—	$—	$—
Lance Follett	$—	$—	$—	$—
Bart van Aerle	$—	$—	$—	$—

TERMINATION OF EMPLOYMENT FOLLOWING CHANGE IN CONTROL
All figures are in U.S Dollars	Severance	Bonus	Value of Unvested Equity Awards(1)	Total(2)
David Johnson	$1,070,000	$1,070,000	$1,055,195	$3,195,195
Richard Orazietti	$640,000	$480,000	$505,028	$1,625,028
Nicola Cosciani	$472,560	$236,280	$91,994	$800,834
Lance Follett	$480,000	$240,000	$293,880	$1,013,880
Bart van Aerle	$493,832	$246,916	$118,306	$859,054
1.The value of unvested equity awards is calculated using the number of all unvested Options and Units valued at the price of the Common Shares underlying the Options and Units on the NASDAQ as at December 31, 2021 ($2.37).
2.Total compensation due upon termination of employment does not include the sum of benefits.
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Section 5: Additional Information
Section 5: Additional Information
Except as otherwise specified herein, the information set forth in this Circular is provided as of March 14, 2022. Additional information relating to Westport Fuel Systems is available on our website at www.wfsinc.com and on SEDAR at www.sedar.com. The information relating to Westport Fuel Systems at www.wfsinc.com is not incorporated by reference herein. Financial information of Westport Fuel Systems is provided in the comparative financial statements and MD&A of Westport Fuel Systems for the most recently completed financial year. Copies of the financial statements and MD&A of Westport Fuel Systems may be obtained from Investor Relations, Westport Fuel Systems at 101 - 1750 West 75th Avenue, Vancouver, British Columbia V6P 6G2 or by facsimile at: +1-604-718-2001.
DATED effective the 14th of March, 2022.
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Section 6: Schedules & Attachments
Section 6: Schedules & Attachments
Schedule “A”: Board of Directors' Charter
REVIEWED AND ACCEPTED BY THE BOARD OF DIRECTORS ON MARCH 11, 2022
1.0PURPOSE OF THE CHARTER
This Charter has been adopted by the Board of Directors (the "Board") of Westport Fuel Systems Inc. ("WFS") to assist the Board in the exercise of its duties and responsibilities. This Charter, together with the Charters of the Board's committees, key position descriptions, major policies, and codes and guidelines adopted by the Board, and WFS’s By-Laws and Articles, collectively comprise WFS's overall corporate governance framework.
2.0BOARD MISSION AND RESPONSIBILITIES
The Board is responsible for the overall stewardship of WFS and is charged with overseeing the management of the business and affairs of WFS pursuant to its By-Laws and applicable law and, together with Executive Management, pursuing the creation of long-term shareholder value. The Board serves as the ultimate decision-making body of WFS, except for those matters reserved to or shared with the shareholders.
The Board will carry out these responsibilities and discharge its obligations either directly or through committees of the Board. Any responsibility not delegated to one or more of its committees remains with the Board.
3.0DEFINITIONS
Where used in this Charter, the following terms have the following meanings:
"Executive Management" means the CEO, the CFO and other executive officers of WFS.
"External Auditor" means the independent, registered, external audit firm nominated for the purpose of preparing or issuing an audit report or related work or performing other audit, review or attest services for WFS.
"Independent Director" means a Director who meets the independence standards specified under Section 1.4 of National Instrument 52-110 of the Canadian Securities Administrators and Rule 5605(a)(2) of the NASDAQ Stock Market Listing Rules. In short, a Director will not be independent if he or she has any direct or indirect “material relationship” with WFS or any of its subsidiaries (other than his or her relationship as a Director).
4.0COMPOSITION OF THE BOARD
The Board will consist of a minimum of five and a maximum of ten members (each, a "Director"), with the actual number decided by the Board from time to time consistent with the needs of WFS in order to effectively perform the duties of the Board. At least the majority of the Board will consist of Independent Directors.
Directors are elected at the annual meeting of shareholders and serve a one-year term. The Independent Directors will elect the Board Chair ("Board Chair") from among the Independent Directors serving on the Board annually at the first meeting of the Directors after the annual meeting of shareholders.
As at the date hereof, the Board has formed four standing committees (the "Committees") and delegated specific responsibilities to each Committee. Those Committees are: Audit, Human Resources and Compensation ("HRC"), Nominating and Corporate Governance ("NCG"), and Technical and Product Strategy Committee ("TPS"). Each Committee operates under its own Charter (a copy of which is available on WFS’s website), and has a chairperson ("Committee Chair") responsible for leadership and overall operation of their respective Committee. There is an independent position description for the role of Committee Chair (a copy of which is also available on WFS’s website).
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Section 6: Schedules & Attachments | Schedule A: Charter of the Board of Directors
All members of these Committees will be Independent Directors, and the Independent Directors will select the respective Committee Chairs, for an annual term starting at the first meeting of the Directors after the annual meeting of shareholders.
New committees of the Board may be established from time to time at the discretion of the Board in accordance with Section 22.
5.0NOMINATION AND ELECTION OF DIRECTORS
The NCG Committee, with input from all Directors, will work together to determine the optimum size of the Board and the appropriate mix of business skills, experience, and diversity of the members of the Board in order to effectively fulfill its mission.
Prospective Directors must have a demonstrated commitment to high personal and professional integrity and ethical standards and a broad range of skills, expertise and experience that are relevant to WFS’s business and/or its risk management, significant achievement in their respective fields of endeavor, sound business judgment, the ability to effectively collaborate and communicate with other Directors and with management, and be committed to devoting the time and effort needed to perform their duties effectively. The Board also recognizes that diverse views and backgrounds will enhance balanced decision making. To that end, the Board has assumed a focused on sustaining a more gender-balanced board and has adopted a target of having at least 30% female representation on the Board.
The NCG Committee will annually review Board composition and requirements with consideration of any stated diversity targets, WFS’s strategy and all relevant facts and circumstances, individual Director contributions and potential candidates for election as WFS Directors, and recommend to the Board a slate of Directors for election by shareholders that brings a diversity of background and industry or related expertise and experience to the Board. In assessing Board composition and identifying suitable candidates, the NCG Committee will review the current composition of the Board with a view to ensuring it reflects a diverse mix of knowledge, experience, education, skills, gender, age, ethnicity and geographic location, and in an effort to achieve any stated diversity targets. In support of this activity, the NCG Committee has implemented the WFS Diversity Policy.
If a nominated Director fails to achieve a majority of votes for their appointment in an uncontested election, that nominated Director will immediately submit his or her resignation to the Board Chair in accordance with WFS’s Majority Voting Policy (a copy of which is available on WFS’s website). Following receipt of a resignation tendered pursuant to WFS's Majority Voting Policy, the Board Chair shall promptly advise the NCG Committee and the Board thereof and the resignation shall be considered in accordance with the Majority Voting Policy.
6.0BOARD INDEPENDENCE AND EFFECTIVENESS
The business of WFS is conducted by Executive Management under the oversight of the Board. WFS believes an effective Board means a Board that maintains a clear distinction between Board oversight functions and the responsibilities and duties of Executive Management. Although a working culture of trust and collaboration must exist between the Board and Executive Management in order for WFS to succeed, the Board must exercise its duties and responsibilities in accordance with its own best judgment and its own views of the long-term interests of WFS and its shareholders. This means that individual Directors must be technically independent as defined by applicable law and the regulations of the relevant stock exchanges where WFS shares are listed (except for any non-Independent Directors) but also independent in practice.
In addition, a Director must act strictly in the best interests of WFS and its shareholders generally and not in the interest of any one shareholder or group of shareholders.
To that end, the Board has adopted several organizational principles:
•At least the majority of the Board will consist of Independent Directors.
•The Audit Committee Chair, the HRC Committee Chair and the NCG Committee Chair will only be held by Independent Directors and all members of these committees will be Independent Directors.
•Executive sessions of the Board excluding any Directors who are also officers or employees of WFS will be held at each meeting of the Board. These sessions will be led by the Board Chair.
•Where appropriate, executive sessions of only the Independent Directors will be held. These sessions will be led by the Board Chair.
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Section 6: Schedules & Attachments | Schedule A: Charter of the Board of Directors
Certain functions shall be the exclusive responsibility of Independent Directors, led by the Board Chair, who will, if necessary, consult with appropriate stakeholders and then bring recommendations to the full Board for approval. These functions include:
a.Revising the Charter of the Board from time to time;
b.Developing position descriptions for the key positions in the WFS governance system, including that for Chair, Committee Chairs and Directors; and
c.Developing a position description for the Chief Executive Officer, as well as indicators to measure his or her performance.
The Board, as well as each Committee, may, in their discretion, and in consultation with the Board Chair, retain the services of independent outside professional advisors (financial, legal, compensation, etc.), at the expense of WFS, for the purpose of advising the Board or a Committee in the execution of its responsibilities and duties.
7.0BOARD LEADERSHIP
The Board Chair sits at the intersection between the Board and Executive Management and although the Board Chair is also a Director and shares all of the duties and responsibilities of any Director, the Board Chair has several unique duties and responsibilities:
•They will establish an annual calendar with the Board and Committee meetings scheduled at least 12 months in advance. Other Board meetings will be scheduled by the Board Chair with reasonable notice to all Directors.
•They will ensure that preliminary agenda and meeting materials are distributed to all Directors in advance of each Board meeting.
•They will preside at all meetings of the Board and at meetings of shareholders, or delegate a substitute chair if necessary.
•They will act as the Board’s contact and spokesperson in discussions with third parties.
•Generally the Board believes that Executive Management has the primary responsibility for shareholder engagement, however where appropriate, he or she will lead shareholder engagement on behalf of the Board. The NCG Committee has primary responsibility for oversight of WFS’s process and procedures for shareholder engagement.
•They are responsible for assessing the overall effectiveness of the Board and each of its committees and taking appropriate action to improve Board performance.
8.0ROLE AND RESPONSIBILITY OF THE BOARD, DECISIONS OF THE BOARD
As part of its overall stewardship of WFS, the Board oversees the conduct of WFS’s business by management and reviews WFS’s financial objectives, strategic plans and activities. The Directors shall exercise their business judgment to act in what they reasonably believe to be the best interests of WFS and its shareholders in terms of corporate governance, fiduciary responsibilities, compliance with applicable law, and maintenance of appropriate financial or other controls.
Typically, matters before the Board will be decided by a majority vote of the Directors present at the meeting, provided that minimum quorum is met. Notwithstanding the previous sentence, the approval of any annual capital and operating budget(s) shall require the approval of not less than two-thirds of the members of the Board.
The Board has responsibility for the following matters:
a)Executive Leadership and Oversight: the Independent Directors have the authority to select, appoint, and, if necessary, terminate the CEO. Such a decision will be made by majority vote of the Independent Directors. Implicit in this responsibility is the duty to regularly assess CEO performance and without interfering in operational matters belonging properly to Executive Management, to take whatever actions required and appropriate to ensure that WFS is being led by people of integrity, honesty, acumen and good judgment, who are in turn fostering a culture of ethical business conduct throughout WFS. The Independent Directors have responsibility for producing an annual CEO performance assessment and this is delivered by the Chair of the HRC Committee to the CEO. The HRC Committee, working with the Board Chair, has primary responsibility for CEO and Executive Management succession planning and makes recommendations to the Board in this regard for discussion and final approval. The Board reviews Executive Management’s succession plans on an annual basis.
b)Corporate Communications: the Board shall satisfy itself that WFS maintains appropriate programs and policies regarding corporate disclosure and will have oversight over WFS’s programs and policies to effectively communicate with its stakeholders. The Board is responsible for reviewing and approving WFS’s Disclosure Policy. The Board has
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Section 6: Schedules & Attachments | Schedule A: Charter of the Board of Directors
specific responsibilities under applicable laws, rules and regulations to review and approve WFS's annual financial statements, the related Management’s Discussion and Analysis of Results of Operations (the MD&A), and other public disclosure documents containing material financial information. The Board will also review and approve annual management information circulars/proxy statements, annual information forms (AIF)/(40-F) and other material press releases.
c)Risk Management and Internal Controls: the Board needs to regularly satisfy itself that Executive Management have identified and disclosed to the Board the principal business risks faced by WFS (including, without limitation, those risks related to cybersecurity, insurance, natural disasters, climate, human capital, environmental and social matters) and that there are appropriate management systems in place to manage those risks. The Board must also satisfy itself that effective management systems are in place to monitor the integrity of WFS's internal controls and critical information systems. The Audit Committee has primary responsibility to review and monitor the effectiveness of internal controls and critical information systems pertaining to financial reporting and to make any recommendations to the Board.
d)Corporate Governance: effective corporate governance plays an important role in protecting shareholder rights, helping to maximize shareholder value over time and assisting the creation of a vibrant, dynamic and successful corporation. The Board is responsible for the overall corporate governance of WFS and for setting its principles and processes in this regard, and has delegated primary responsibility for this to WFS’s NCG Committee.
e)Strategic Plan: WFS operates in an industry in constant evolution, and the Board needs to be continuously aware of Executive Management's views on the various possible scenarios for future shareholder value creation. Executive Management will produce and present, no less than once a year, an updated Strategic Plan for WFS. The Strategic Plan will be reviewed and approved by the Board on an annual basis. The Board has delegated to the TPS Committee the primary responsibility for overseeing WFS' technology and product planning activities in support of its overall business strategy, as well as WFS' approach to monitoring current and evolving industry trends that could have a significant impact on WFS's technology, product and overall business and environmental, social and governance (ESG) strategies.
f)Annual Operating Plan and Budget: the Board will approve annual capital and operating budgets consistent with the Strategic Plan, and the CEO will report performance against those operating plans on a quarterly basis.
g)Financing Activities: the Board will review and approve all material financing activities whether by way of equity or debt and will satisfy itself that the proposed terms are fair, reasonable in the context of the market for similar offerings and that the transaction is in the long-term best interests of WFS shareholders.
h)Major Acquisitions and Divestitures: the Board will review and approve all material transactions to ensure they are consistent with the Strategic Plan, that sufficient independent information is available to assess transaction value, that sufficient due diligence has been conducted to fairly assess and mitigate the risks, and that the transaction is overall in the long-term best interests of WFS shareholders.
i)Oversight of Corporate Culture: the Board has a duty to foster and nurture the unique WFS culture of innovation, entrepreneurship, integrity and discipline that has been the foundation of our long-term success. Primary responsibility for this has been delegated to the HRC Committee.
j)Diversity and Inclusion: the Board recognizes the importance of a diverse, inclusive workforce which values individual difference and supports diversity and inclusion within every level of the organization. Responsibility for the diversity of directors has been delegated to the NCG Committee and responsibility for oversight of executive and workforce diversity and inclusion programs has been delegated to the HRC Committee.
k)Executive Compensation: the Board is responsible for establishing and overseeing the operation of an executive compensation program that aligns Executive Management incentives with the Strategic Plan and the long-term interests of shareholders, and that meets the objectives of attracting, retaining, and motivating skilled and experienced executive leadership. The Board has delegated to the HRC Committee the primary responsibility for developing and overseeing the operation of the executive compensation program and in particular for making recommendations on CEO compensation and make recommendations on other Executive Management compensation programs to the Independent Directors for approval.
l)Sustainability and ESG: The Board is committed to nurturing and fostering WFS’s long-term and ongoing commitment to environmental stewardship and sustainability for the creation of long-term shareholder value. The Board oversees WFS’s approach to ESG related matters, including climate strategy and associated risks and opportunities, the adequacy of management systems to identify and manage ESG related risks and opportunities, adoption of appropriate ESG standards, tracking and monitoring of WFS’s ESG performance, and ESG performance disclosure. The Audit Committee has primary responsibility for oversight over the adequacy and effectiveness of the reporting systems and related internal controls developed and implemented by management in connection with disclosures relating to ESG matters and other non-financial data included in WFS ESG Reports.
m)Legal and Regulatory Compliance: The Board is responsible for overseeing WFS’s compliance with all applicable laws and regulations. The Board is also committed to fostering and nurturing WFS’s ongoing commitment to the highest ethical standards and promoting a culture of integrity and ethical business conduct throughout WFS. WFS’s Code of
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Section 6: Schedules & Attachments | Schedule A: Charter of the Board of Directors
Conduct (a copy of which is available on WFS’s website) reflects its commitment to a culture of honesty, integrity, and accountability and outlines the Board’s and Executive Management’s expectations for ethical behaviour. The Board shall take such actions as it deems necessary to satisfy itself, to the extent feasible, as to the creation and fostering by the CEO and other members of Executive Management of a culture of integrity and legal and ethical business conduct throughout WFS. Where appropriate, specific responsibilities may be delegated to one or more of the committees of the Board in this regard.
9.0DUTIES OF DIRECTORS
The fundamental responsibility of the Directors is to promote the long-term best interests of WFS and its shareholders generally, and to explicitly not have a duty to individual shareholders, employees, creditors, or other stakeholders except in exceptional circumstances and with full transparency and disclosure.
All Directors have both fiduciary and statutory duties and responsibilities defined by law and by good governance practices. Each Director of WFS, in exercising his or her powers and discharging his or her duties, is required by law to: (i) act honestly and in good faith with a view to the long-term best interests of WFS; and (ii) exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. This Charter is by no means an exhaustive list of such duties and responsibilities.
Fiduciary duties are those that arise from the nature of the relationship of trust and confidence between Directors, WFS and its shareholders. The term "fiduciary" implies integrity and undivided loyalty. For example, Directors must avoid conflicts of interest and even the appearance of a conflict of interest. Directors must maintain strict confidentiality about all WFS matters. Decisions must be made in good faith and with the long-term interests of WFS and its shareholders in mind.
In order to effectively fulfill their duties, all Directors need to satisfy themselves that they have sufficient information to enable them to make knowledgeable decisions on all matters coming before the Board. It is the responsibility of each Director to ask such questions as may be necessary to reach an informed decision. Directors should be familiar at all times with the complex business and affairs of WFS and have a solid understanding of the strategic plan and the financial condition of WFS.
Directors are entitled to rely in good faith on the financial statements of WFS which are represented to them by an officer of WFS or in a written report of the External Auditor of WFS as fairly reflecting the financial condition of WFS, and on opinions or reports of independent professional advisors.
In order to fulfill their fiduciary duties to WFS and its shareholders, each Director must devote sufficient time and energy to preparation for and attendance at meetings of the Board and committees on which they serve and should: (i) prepare for and strive to attend all meetings of the Board and committees on which they serve, but in any event no less than 80% of such meetings; (ii) be sufficiently informed about the current and proposed activities of WFS; (iii) review the minutes of any meeting not attended as well as any resolutions passed or actions taken; (iv) review the minutes of the previous meeting of the Board and committees on which they serve to determine that they accurately represent the discussions that took place and the resolutions that were passed; and (v) be especially attentive to specific aspects of WFS’s activities according to their own experience and occupation.
10.0CONFLICTS OF INTEREST
A Director who is a party to a material contract or proposed material contract with WFS, or who is a director or officer of or has a material interest in any person who is a party to a material contract or proposed material contract with WFS, must disclose this interest in writing to the Board Chair at or before any meeting of the Board where this issue is considered by the other Directors. The nature and intent of this conflicting interest will be noted in the minutes of the meeting.
If the Director acquires an interest after a contract is made, he or she must disclose their interest at the first meeting of the Board after they became so interested. If a person who has an interest in a contract later becomes a Director of WFS, they must disclose their interest at the first meeting of the Board after they became a Director.
Where a proposed contract is addressed by a written resolution signed by all Directors in lieu of a meeting of the Board, the disclosure must be made immediately upon receipt of the resolution or, if the Director had no interest at the time of receipt of the resolution, at the first meeting of the Board after he or she acquired the interest.
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Section 6: Schedules & Attachments | Schedule A: Charter of the Board of Directors
A Director who discloses a conflict of interest must refrain from taking part in any discussions or voting on any resolution to approve the contract.
If a significant and persistent conflict exists which cannot be resolved, the Director should immediately submit his or her resignation to the Board Chair for consideration by the Board.
Directors of WFS have an obligation to maintain the confidentiality of all matters discussed at meetings of the Board unless:
a)It was clearly understood at the Board meeting that the information was not required to be kept in confidence;
b)The Director was required or authorized by law to disclose the information (and then only following having used all reasonable efforts to have given sufficient advance notice of such disclosure to allow WFS to seek a protective order);
c)The Director was authorized expressly or implicitly by the Board to make disclosure of the information; or
d)The information was previously disclosed publicly by a party that was not under a duty of confidentiality with respect to such disclosed information.
Directors must not misuse their position or make improper use of information acquired by virtue of their position to gain, directly or indirectly, an advantage for themselves or any other person or to cause detriment to WFS.
11.0 CORPORATE OPPORTUNITY
Directors are precluded from obtaining for themselves or diverting to another person or corporation with whom or with which they are associated, without the approval of the Board, any property or business advantage either belonging to WFS, for which it has been negotiating, or which is otherwise in line with the general business pursuits of WFS.
Each Director is also precluded from so acting even after their resignation where the resignation may fairly be said to have been prompted or influenced by a wish to acquire for themselves the opportunity sought by WFS, or where it was their position with WFS that led to the opportunity.
A Director may not use his or her position as a Director to make a profit on any transaction even if it was not open to WFS to participate in the transaction.
12.0 SECURITIES TRADING AND INSIDER REPORTING
Directors are insiders of WFS and, as such, must not use any material information to trade in securities or to assist others to trade in securities before the information is available to the public. Directors are required to comply with WFS's Trading Policy (including the blackout periods and any required clearances for trading instituted under that policy) and all applicable laws.
13.0 ACCESS TO MANAGEMENT
Directors will gain regular exposure to members of Executive Management at both formal Board meetings and in more informal settings such as Board dinners and strategic retreats. Any Director may, should they desire, consult with any member of management on an as-needed basis if they deem such a meeting or conversation necessary in carrying out their responsibilities and duties as Directors. Without restricting this right in any way, Directors will ensure that they will maintain the clear distinction between Board oversight functions and the responsibilities and duties of Executive Management and as such will not interfere with or usurp management responsibility and authority.
14.0 FINANCIAL STATEMENTS
The Board has a duty to approve the annual financial statements of WFS and to submit the financial statements of WFS for the preceding year, together with the External Auditors’ report thereon, to the shareholders at the annual general meeting of the shareholders of WFS.
The Board has delegated to the Audit Committee the primary responsibility to review and approve the quarterly financial statements and management discussion and analysis of WFS. The Audit Committee additionally has the primary responsibility to review and to recommend for Board approval the annual financial statements and management discussion and analysis of WFS. The Audit Committee is responsible for satisfying itself that management has developed and implemented appropriate
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Section 6: Schedules & Attachments | Schedule A: Charter of the Board of Directors
programs and policies to provide assurance that all financial disclosures are in compliance with applicable regulatory requirements, provided that the Board as a whole shall in all cases approve the annual financial statements of WFS.
15.0 SHAREHOLDER MEETINGS
The Board is required to call the annual general meeting of the shareholders within the periods required by applicable law and the applicable rules of the TSX and NASDAQ stock exchanges and may, at any time, call a special meeting of shareholders. The Board has a duty to call a special meeting of the shareholders to approve any matter that requires the approval of shareholders by special resolution.
16.0 DIRECTOR COMPENSATION
The HRC Committee shall recommend for discussion and Board approval levels and forms of compensation for Directors, and shall work to ensure that such compensation realistically reflects the responsibilities and risk in being an effective WFS Director. In establishing such recommendation the HRC Committee will consider the following objectives:
•Directors should be competitively compensated in relation to Directors of companies of similar size, complexity, geographic scope and other relevant measures;
•Director compensation should align the interests of non-employee Directors with those of WFS shareholders by including a long term equity component, noting that the Board has adopted a compensation policy that excludes stock options for Directors; and
•Compensation should recognize the extra work and responsibility taken on by Board Chair, Committee Chairs and members of committees.
Notwithstanding any of the above, Directors who are also members of management or who are otherwise compensated by WFS will not receive additional compensation for serving on the Board in any capacity.
WFS will reimburse Directors for all reasonable expenses incurred in attending meetings or otherwise acting on WFS business, pursuant to WFS's Expense Reimbursement Policy.
17.0 DIRECTORS’ SHAREHOLDINGS
In an effort to better align the interests of the Director with the common shareholders of WFS, each non-employee Director is required to hold a minimum of the number of WFS shares, or equity compensation grants exercisable for a number of shares, having a value equivalent to five times their cash annual retainer as of the date the Director was initially elected to the Board. New Directors will have a five year grace period in order to meet this expectation. Once the established minimum standard has been met, so long as the Director holds that number of shares or awards exercisable for such number of shares, there is no obligation to “top up” if the value of that position falls below five times the annual cash retainer.
18.0LOANS AND OTHER FINANCIAL TRANSACTIONS WITH DIRECTORS AND EXECUTIVE MANAGEMENT
WFS shall be prohibited from making any loans to any of its Directors or Executive Management. For clarity, this prohibition is not meant to cover incidental instances where a Director or Executive Management may be in a position requiring repayment of expenses or taxes in the normal course of business, or employee payroll deductions.
WFS has adopted an Anti-Hedging Policy that prohibits Executive Management and Directors from personally trading in WFS derivatives including hedging and monetization schemes involving WFS shares. Directors shall comply at all times with WFS's Anti-Hedging Policy.
19.0 OTHER BOARD MEMBERSHIPS
Unless approved by the Board Chair:
•the CEO and other Executive Management are prohibited from accepting directorships of another public company;
•Directors will not sit on the Boards of more than four public companies;
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•three or more WFS Directors are prohibited from sitting on another public company’s board of directors together; and
•the CEO and Board Chair will also not accept a position on the board of a company whose CEO is a WFS Director.
20.0 ANNUAL REVIEW OF CHARTER
The NCG Committee shall annually review this Charter to ensure it is sufficient for assisting the Board in the exercise of its responsibilities in light of evolving circumstances and legal and regulatory requirements and with consideration having been given to best corporate governance practices, and shall recommend modifications to the Board as appropriate.
21.0 DIRECTOR ORIENTATION
The NCG Committee shall oversee a director orientation program developed by Executive Management to familiarize new WFS Directors with the role of the Board and its committees and WFS’s Strategic Plan, financial condition, core values including ethics, corporate governance practices, and other key policies and practices through a review of background material, meetings with management, and visits to facilities as appropriate. All new WFS Directors must participate in the director orientation program, which shall generally commence promptly after the meeting at which the new WFS Director is elected. The Board Chair or NCG Committee Chair shall participate in the director orientation.
The Board also recognizes the importance of continuing education for its Directors and is committed to promoting such education in order to improve both Board and Committee performance in the exercise of their responsibilities, and has delegated primary responsibility for this to the NCG Committee. The NCG Committee shall make recommendations to the WFS Directors about their continuing education on subjects that would assist them in the exercise of their responsibilities. Continuing education may be provided in a variety of different forms, including through external or internal education programs as appropriate.
22.0 COMMITTEES
From time to time, the Board may establish new committees or disband a current committee in light of evolving circumstances and legal and regulatory requirements and with consideration having been given to best corporate governance practices. These committees will report directly to the Board regarding committee activities, issues and related recommendations.
The NCG Committee, working with the Board Chair, is responsible for recommending the assignment of Directors to the various committees, giving consideration to committee composition and requirements. Generally, the Board at its first meeting after the annual meeting of shareholders appoints the members of each Committee. The Board shall give consideration to the periodic rotation of committee membership as well as of the respective committee chairs (as part of the annual committee and chair appointment process or at such other times as the Board Chair sees fit).
Each committee will perform an annual evaluation of its performance, including a review of its compliance with its committee charter as applicable, and the results of the committee’s review shall be presented to the Board. The purpose of such review is to increase the overall effectiveness of the committee. On an annual basis, each of the standing Committees shall review its Charter and present any recommended modifications to the Board for approval.
The NCG Committee, working with the Board Chair, performs an annual evaluation and review of the performance of the Board, its committees, and the Board Chair. The results of the evaluation and recommended improvements shall be presented to the Board. The qualifications and performance of all Board members shall be considered in connection with renomination and committee assignments.
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Section 6: Schedules & Attachments | Schedule B: Amended By-Law No. 1
Schedule “B”: Amended By-Law No. 1
BY-LAW NO. 1
as amended and re-stated on June 4, 2021
A By-Law relating generally to the transaction of the business and affairs of WESTPORT FUEL SYSTEMS INC. (hereinafter called the "Corporation")
CONTENTS
ONE        -    INTERPRETATION
TWO        -    BUSINESS OF THE CORPORATION
THREE        -    BORROWING AND SECURITY
FOUR        -    DIRECTORS
FIVE        -    COMMITTEES
SIX        -    OFFICERS
SEVEN        -    CONFLICT OF INTEREST AND PROTECTION OF DIRECTORS, OFFICERS. AND OTHERS
EIGHT        -    SHARES
NINE        -    DIVIDENDS AND RIGHTS
TEN        -    MEETINGS OF SHAREHOLDERS
ELEVEN        -    DIVISIONS' AND DEPARTMENTS
TWELVE        -    INFORMATION AVAILABLE TO SHAREHOLDERS
THIRTEEN    -    NOTICES
BE IT ENACTED as a by-law of the Corporation as follows:
SECTION ONE
INTERPRETATION
1.01 Definitions
In the by-laws of the Corporation, unless the context otherwise requires:
"Act" means the Business Corporations Act (Alberta), and any statute that may be substituted therefore, as from the time, amended;
"appoint" includes "elect" and vice versa;
"articles" means the articles attached to the Certificate of the Corporation as from time to time amended or restated;
"board" means the board of directors of the Corporation;
"by-laws" means this by-law and all other by-laws of the Corporation from time to time in force and effect;
"meeting of shareholders" means an annual meeting of shareholders and a special meeting of shareholders;
"special meeting of shareholders" means a meeting of any class or classes of shareholders and a special meeting of all shareholders entitled to vote at an annual meeting of shareholders;
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"non-business day" means Saturday, Sunday and any other day that is a holiday as defined in The Interpretation Act (Alberta);
"ordinary resolution" means a resolution passed by a majority of the votes cast by the shareholders who voted, either in person or by proxy, in respect of that resolution;
"recorded address" means in the case of a shareholder his address as recorded in the securities register; and in the case of joint shareholders the address appearing in the securities register in respect of such joint holding or the first address so appearing if there are more than one; and in the case of a director, officer, auditor or member of a committee of the board, his latest address as recorded in the records of the Corporation;
"signing officer" means, in relation to any instrument, any person authorized to sign the same on behalf of the Corporation by Clause 2.04 or by resolution passed pursuant thereto.
Save as aforesaid, words and expressions defined in the Act have the same meanings when used herein; and words importing the singular number include the plural and vice versa; words importing gender include the masculine, feminine and neuter genders; and words importing persons include individuals, bodies corporate, partnerships, trusts and unincorporated organizations.

SECTION TWO
BUSINESS OF THE CORPORATION
2.1    Registered Office, Records Office and Address for Service
The registered office, the designated records office (if separate from the registered office) and the post office box (if any) of the Corporation shall be at the address or addresses in Alberta as may from time to time be determined by the board.
2.2    Corporate Seal
The Corporation may have a corporate seal of such design as may be approved by the board. The seal, if any, shall be kept in charge of the secretary or other person appointed by the board and shall be used as provided in the by-laws.
Whenever determined by the board that such is necessary the Corporation may have and use an official facsimile of its seal for use in any province of Canada not being the province in which the registered office is situate or for use in any territory, district or place outside Canada and in the preparation, adoption and authorization of the use of such seal, the board shall at all times comply with the Statutes and the Articles.
2.3    Financial Year
The financial year of the Corporation shall end on such date in each year as the board may from time to time determine.
2.4    Execution of Instruments
Deeds, transfers, assignments, contracts, obligations, certificates, documents and other instruments in writing requiring the signature of the Corporation may be signed by any one director or officer of the Corporation alone or by any person or persons authorized in writing by such authorized signatory or by resolution of directors. In addition, the board may from time to time direct the manner in which and the person or persons by whom any particular instrument or class of instruments may or shall be signed. Any signing officer or person or persons authorized as aforesaid may affix the corporate seal to any instrument requiring the same.
2.5    Banking Arrangements
The banking business of the Corporation including, without limitation, the borrowing of money and the giving of security therefor, shall be transacted with such banks, trust companies or other bodies corporate or organizations as may from time to time be designated by or under the authority of the board. Such banking business or any part thereof shall be transacted under such agreements, instructions and delegations of powers as may be from time to time be prescribed or authorized by the board.
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Section 6: Schedules & Attachments | Schedule B: Amended By-Law No. 1
2.6     Voting Rights in Other Bodies Corporate
Any one director or officer of the Corporation may execute and deliver proxies and arrange for the issuance of voting certificates or other evidence of the right to exercise the voting rights attaching to any securities held by the Corporation. Such instruments, certificates or other evidence shall be in favour of such person or persons as may be determined by the officer or director executing such proxies or arranging for the issuance of voting certificates or such other evidence of the right to exercise such voting rights. In addition, the board, or failing the board, the signing officer of the Corporation, may from time to time direct the manner in which and the person or persons by whom any particular voting rights or class of voting rights may or shall be exercised.
SECTION THREE
BORROWING AND SECURITY
3.1    Borrowing Power
Without limiting the borrowing powers of the Corporation as set forth in the Act, but subject to the articles, any one director or officer of the Corporation may from time to time on behalf of the Corporation, without authorization of the shareholders:
a.borrow money upon the credit of the Corporation in such amounts and on such terms as may be deemed expedient by obtaining loans or advances or by way of overdraft or otherwise;
b.issue, reissue, sell or pledge bonds, debentures,. notes or other evidences of indebtedness or guarantee of the Corporation, whether secured or unsecured, for such sums and at such prices as may be deemed expedient;
c.to the extent permitted by the Act, give a guarantee on behalf of the Corporation to secure performance of any present or future indebtedness, liability or obligation of any person;
d.mortgage, hypothecate, pledge or otherwise create a security interest in all or any present and future property, real and personal, immoveable and moveable, of the Corporation, including its undertakings and rights, to secure any bonds, debentures, notes or other evidences of indebtedness or guarantee or any other indebtedness, liability or obligation of the Corporation, present or future; and
e.delegate to a committee of the board, a director or an officer of the Corporation all or any of the powers conferred in this clause or by the Act to such extent and in such manner as the directors may determine.
Nothing in this section limits or restricts the borrowing of money by the Corporation on bills of exchange or promissory notes made, drawn, accepted, or endorsed by or on half of the Corporation.

SECTION FOUR
DIRECTORS
4.1    Number of Directors and Quorum
Until changed in accordance with the Act, the Board shall consist of not fewer than the minimum number and not more than the maximum number of directors provided in the articles. Subject to the articles, a majority of the number of directors constitutes a quorum at any meeting of directors and, notwithstanding any vacancy among the directors, a quorum of directors may exercise all the powers of the directors. Subject to section 111 of the Act, subsections (3) and (4) of section 114 of the Act, and Clause 4.07 hereof, directors shall not transact business at a meeting of directors unless a quorum is present.
4.2    Qualification
No person shall be qualified for election as a director:
a.who is less than eighteen years of age;
b.if he is a dependent adult as defined in The Dependent Adults Act (Alberta) or is the subject of a certificate of incapacity under the Act;
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c.if he is a formal patient as defined in The Mental Health Act (Alberta);
d.if he is the subject of an order under The Mentally Incapacitated Persons Act (Alberta) appointing a committee of his person or estate or both;
e.if he has been found to be a person of unsound mind by a court elsewhere than in Alberta;
f.if he is not an individual; or,
g.if he has the status of a bankrupt.
A director need not be a shareholder. As long as required by the Act, at least two directors shall not be officers or employees of the Corporation or its affiliates.
4.3    Consent to Act
A person who is elected or appointed a director is not a director unless:
a.he was present at the meeting when he was elected or appointed and did not refuse to act as a director, or
b.if he was not present at the meeting when he was elected or appointed, he consented to act as a director in writing before his election or appointment or within ten days after it, or he has acted as a director pursuant to the election or appointment.
A person who is elected or appointed as a director and who refuses or fails to consent or act shall be deemed not to have been elected or appointed as a director.
4.4    Election and Term
Shareholders of the Corporation shall, by ordinary resolution at the first meeting of shareholders and at each succeeding annual meeting at which an election of directors is required, elect directors to hold office for a term expiring not later than the close of the third annual meeting of shareholders following the election. At each annual meeting of shareholders, all directors whose term of office has expired or then expires shall retire but, if qualified, shall be eligible for re- election. A director not elected for an expressly stated term ceases to hold office at the close of the first annual meeting of shareholders following his election. Notwithstanding the foregoing, if directors are not elected at a meeting of shareholders, the incumbent directors continue in office until their successors are elected. The number of directors to be elected at any such meeting shall be the number of directors whose term of office has expired or then expires unless the directors or the shareholders otherwise determine. It is not necessary that all directors elected at a meeting of shareholders hold office for the same term. If the articles so provide, the directors may, between annual meetings of shareholders, appoint one or more additional directors of the Corporation to serve until the next annual meeting of shareholders, but the number of additional directors shall not at any time exceed one-third of the number of directors who held office at the expiration of the last annual meeting of the Corporation.
4.5    Removal of Directors
Subject to the provisions of the Act, the shareholders may by an ordinary resolution passed at a special meeting remove any director or directors from office and the vacancy created by such removal may be filled at the same meeting failing which it may be filled by the directors.
4.6    Vacation of Office
A director ceases to hold office when he dies or resigns, he is removed from office by the shareholders or he ceases to be qualified as a director from under Clause 4.02. A resignation of a director becomes effective at the time a written resignation is sent to the Corporation, or at the time specified in the written resignation, whichever is later.
4.7    Vacancies
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Subject to the Act, a quorum of the board may fill a vacancy in the board. In the absence of a quorum of the board, the directors then in office shall forthwith call a special meeting of shareholders to fill the vacancy and if they fail to call such meeting or if there are no directors then in office, any shareholder may call the meeting.
4.8    Action by the Board
The board shall manage, or supervise the management of, the business and affairs of the Corporation. Subject to Clause 4.09 and the articles, the powers of the board may be exercised by resolution passed at a meeting at which a quorum is present or by resolution in writing signed by all the directors who would be entitled to vote on that resolution at a meeting of the board.
4.9    Resolution Without Meeting Together
Notwithstanding anything to the contrary in this by-law:
a.a resolution or resolutions signed by all members of the board as such without meeting together, whether embodied in the form of minutes of a meeting of directors or not, shall be as valid and effectual as if passed at, a meeting of the board duly called and constituted and shall be entered in the minute book of the Corporation accordingly and shall be held to relate back to any date therein stated to be the date thereof and a director may signify his assent to such resolution or resolutions in writing under his hand or by telegram or cable or facsimile transmission;
b.any written resolution made under this clause may be signed in several counterparts, each of which so executed shall be deemed to be an original and such counterparts together shall constitute but one and the same instrument;
c.where the board consists of a sole director, a resolution or resolutions assented to and adopted in writing under the hand of that director whether embodied in the form of a minute of that director or not shall be as valid and effectual as if passed at a meeting of the board duly called and constituted and shall be entered in the minute book of the Corporation accordingly and shall be held to relate back to any date therein stated to be the date thereof and the sole director may also signify his assent to such resolution or resolutions by telegram or cable or facsimile transmission.
4.10    Meetings by Telephone or Electronic Means
A director may participate in a meeting of the board or of a committee of the board by electronic means, telephone or other communication facilities that permit all persons participating in the meeting to hear each other, and a director participating in a meeting by those means is deemed to be present at the meeting.
4.11    Place of Meeting
Subject to the articles, meetings of the board may be held at any place in or outside Canada.
4.12    Calling of Meetings
Meetings of the board shall be held at such time and at such place as the board, the chairman of the board, the managing director, the president or any two directors may determine.
4.13    Notice of Meetings
Notice of the time and place of each meeting of the board shall be given in the manner provided in Clause 13.01 to each director not less than forty-eight hours before the time when the meeting is to be held. Meetings of the board may be summoned by the secretary or an assistant secretary at the request of the president or the chairman and failing them, at the request of the vice- president or a director. A notice of a meeting of directors need not specify the purpose of or the business to be transacted at the meeting, except where the Act requires such purpose or business to be specified including any proposal to:

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a.submit to the shareholders any question or matter requiring approval of the shareholders;
b.fill a vacancy among the directors or in the office of auditor;
c.issue securities;
d.declare dividends;
e.purchase, redeem or otherwise acquire shares of the Corporation;
f.pay a commission for the sale of shares;
g.approve a management proxy circular;
h.approve any annual financial statement; or
i.adopt, amend or repeal by-laws.
A director may in any manner waive notice of or otherwise consent to a meeting of the board, and attendance of a director at a meeting of directors is a waiver of notice of the meeting, except when a director attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.
4.14    Notice of an adjourned meeting of the board is not required if the time and place of the adjourned meeting is announced at the original meeting.
4.15    Provided a quorum of directors is present, the board may without notice hold a meeting immediately following an annual meeting of shareholders.
4.16    The board may from time to time appoint a day or days in any month or months for regular meetings of the board at a place and hour to be named. A copy of any resolution of the board fixing the place and time of such regular meetings shall be sent to each director forthwith after being passed, or forthwith after such director's appointment, whichever is later, but no other notice shall be required for any such regular meeting except where the Act or this by-law requires the purpose thereof of the business to be transacted thereat to be specified.
4.17    Chairman
The chairman of any meeting of the board shall be the first mentioned of such of the following officers as have been appointed and who is a director and is present at the meeting: chairman of the board, president or a vice-president (in order of seniority). If no such officer is present, the directors present shall choose one of their number to be chairman.
4.18    Votes to Govern
At all meetings of the board, every question shall be decided by a majority of the votes cast on the question. In case of any equality of votes, the chairman of the meeting shall not be entitled to a second or casting vote.
4.19    Powers of Attorney
The board may at any time and from time to time by power of attorney under the seal appoint any person or persons to be the attorney or attorneys of the Corporation for such purposes and with such powers, authorities and discretion (not exceeding those vested in or exercisable by the board under this by-law) and for such period and subject to such conditions as the board may from time to time think fit and any such appointment may (if the board think fit) be made in favor of the members or any of the members of any committee established as aforesaid or in favor of any corporation or of the members, directors, nominees or managers of any corporation or firm or otherwise in favor of any fluctuating body of persons whether nominated directly or indirectly by the board. Any such power of attorney may contain such powers for the protection or convenience of persons dealing with such attorneys as the board may think fit.
4.20    Any attorneys may be authorized by the board to delegate all or any of the powers, authorities and discretion for the time being vested in them subject to the board's confirmation.
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4.21    Trustees
The board may appoint a corporation or any two or more responsible individuals to be a trustee or trustees for the Corporation for any purpose for which it is deemed advisable to have the intervention of a trustee or trustees and in particular the whole or any part of the property of the Corporation may be vested in such trustee or trustees either for the benefit of the shareholders or to secure to the creditors or obligees of the Corporation the payment of any money or for securing any bonds, debentures, or debenture stock of the Corporation or for the payment or performance of any obligations which the Corporation ought to pay or perform and the board may at any time fill any vacancy in the office of trustee.
4.22    The remuneration of a trustee or trustees shall be such as the Board shall determine and shall be paid by the Corporation.
4.23    The board may delegate to any creditors or other persons the power of appointing or removing a trustee or trustees and may by contract in writing limit or surrender its power of appointing or removing a trustee or trustees.
4.24    Remuneration and Expenses
The directors may fix the remuneration, if any, of the directors of the Corporation.

SECTION FIVE
COMMITTEES
5.1    Committee of Directors
The board may appoint a committee of one or more directors, however designated, and delegate to such committee any of the powers of the board except those which, under the Act, a committee of directors has no authority to exercise.
5.2    Transaction of Business
The powers of a committee of directors may be exercised at a meeting at which a quorum is present or by resolution in writing signed by all the members of such committee who would have been entitled to vote on that resolution at a meeting of the committee. Meetings of such committee may be held at any place in or outside Canada.
5.3    Audit Committee
If required by the Act, the board shall elect annually from among its numbers an audit committee to be composed of not fewer than three directors of whom no member shall be an officer or employee of the corporation or its affiliates.
5.4    The audit committee shall review the financial statements of the Corporation before they are approved by the directors.
5.5    The auditor of the Corporation is entitled to receive notice of every meeting of the audit committee, and, at the expense of the Corporation, to attend and be heard at the meeting.
5.6    The auditor of the Corporation or a member of the audit committee may call a meeting of the committee.
5.7    Procedure
Unless otherwise provided herein or determined by the board, each committee shall have the power to fix its quorum, to elect its chairman and to regulate its procedure.
SECTION SIX
OFFICERS
6.1    Appointment
Subject to the articles, the board may from time to time appoint a chief executive officer, president, one or more executive vice-presidents or vice-presidents (to which title may be added words indicating seniority or function), a secretary, a treasurer and such other officers as the board may determine, including one or more assistants to any of the officers so appointed. One
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person may hold more than one office. The board may specify the duties of, and, in accordance with this by-law and subject to the Act, delegate powers to manage the business and affairs of the
Corporation to such officers. Subject to Clause 6.02, 6.03 and 6.04 an officer may, but need not be, a director.
6.2    The Chief Executive Officer
The chief executive officer of the Corporation shall, subject to the direction of the board, exercise general supervision and control over the business and affairs of the Corporation. The chief executive officer shall sign such contracts, documents or instruments in writing as require his or her signature and shall have such other powers and shall perform such other duties as may from time to time be assigned to him or her by resolution of the directors or as are incident to his or her office.
The chief executive officer shall preside at all general meetings and in the absence or non- appointment of the chairman of the board shall also preside at meetings of the board. He shall have general and active management of the business and affairs of the Corporation and without limiting the foregoing:
a.he shall have general superintendence and direction of all the other officers of the Corporation; and
b.he shall submit the annual report of the board if any and the annual balance sheets and financial statements of the business and affairs and reports on the financial position of the Corporation as required by the Act to the annual meeting and from time to time he shall report to the board all matters within his knowledge which the interest of the Corporation require to be brought to their attention.
6.3    Chairman of the Board and Officers Generally
The board may elect one of their number to be chairman of the board who may preside at any or all meetings of the board and who may also hold the office of president or vice-president. The board may additionally elect one of their number to be vice chairman of the board who may fulfill the roles of the chairman of the board in such chairman's absence and who may also hold the office of president or vice-president. In the absence of the chairman of the board (if any), the vice chairman of the board (if any), and in the absence of any such Vice Chairman, such other director as the chairman of the board may designate, shall preside as chairman at all meetings of directors.
6.4    The Vice-Presidents or Executive Vice-Presidents
The board from time to time may also appoint one or more vice-presidents or executive vice- presidents in whom shall be vested all the power and who shall perform all the duties of the chief executive officer in the absence of the latter from his office and who may also preside at meetings of the board in the absence of the chief executive officer, president and the chairman of the board. Nothing, however, herein contained shall prevent any director from presiding at meetings of the board if considered advisable or being necessary and the directors being willing.
6.5    Secretaries or Assistant Secretaries
The board may appoint a secretary and may also appoint one or more assistant secretaries. The secretary or an assistant secretary shall attend any meetings of the board and any general meeting and record the proceedings thereof and all matters transacted and dealt with thereat and shall prepare and keep minutes of all such meetings and record all votes and the minutes of all proceedings in a book or books to be kept for any standing or executive committee.
6.6    The Treasurer or Assistant Treasurer
The board may appoint a treasurer and may also appoint one or more assistant treasurers who shall keep or cause to be kept in books belonging to the Corporation full and accurate accounts of receipts and disbursements and shall deposit or cause to be deposited all moneys of the Corporation with the Corporation's bankers or otherwise deal with the same as the board may determine. The treasurer or an assistant treasurer or assistant treasurers shall disburse or cause to be disbursed the funds of the Corporation as may be ordered by the board taking proper vouchers for such disbursements and shall render to the president and to the board at the regular meetings of the board or at such times as they may require an account of all transactions of the Corporation and of the financial position of the Corporation.
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6.7    Powers and Duties of Other Officers
The powers and duties of all other officers shall, subject to the Act, be such as the terms of their engagement call for or as the board or (except for those whose powers and duties are specified only by the board) the chief executive officer may specify. Any of the powers and duties of an officer to whom an assistant has been appointed may be exercised and performed by such assistant, unless the board or the chief executive officer otherwise directs.
6.8    Variation of Powers and Duties
The board and (except as aforesaid) the chief executive officer may from time to time and subject to the provisions of the Act, vary, add to or limit the powers and duties of any officer.
6.9    Terms of Office
The board, in its discretion, may remove any officer of the Corporation, without prejudice to such officer's rights under any employment contract. Otherwise, each officer appointed by the board shall hold office until his successor is appointed or until his earlier resignation.
6.10    Terms of Employment and Remuneration
The terms of employment and the remuneration of officers appointed by the board shall be settled by it from time to time.
6.11    Agents and Attorneys
Any one director or officer of the Corporation shall have power from time to time to appoint agents or attorneys for the Corporation in or outside Canada with such powers of management or otherwise (including the power to sub-delegate) as may be thought fit.
6.12    Fidelity Bonds
The board may require such officers, employees and agents of the Corporation as the board deems advisable to furnish bonds for the faithful discharge of their powers and duties, in such form and with such surety as the board may from time to time determine.

SECTION SEVEN
INTEREST IN MATERIAL, CONTRACT AND PROTECTION OF DIRECTORS, OFFICERS AND OTHERS
7.1    Interest in Material Contracts and Material Transactions
A director or officer who is party to, or who is a director or officer of or has a material interest in any person who is a party to, a material contract or material transaction or proposed material contract or proposed material transaction with the Corporation shall disclose in writing to the Corporation or request to have entered in the minutes of meetings of directors the nature and extent of his interest. The disclosure shall be made:
a.in the case of a director, at a meeting in which the proposed contract or transaction is first considered, or at the first meeting in which he becomes so interested;
b.in the case of an officer, forthwith after he becomes aware that a contract or transaction is considered or has been considered at a meeting of directors or forthwith after an officer has become so interested;
c.in the case of a person who is interested in a contract or transaction who later becomes a director or officer, forthwith after he becomes a director or officer.
7.2    If a material contract or material transaction or proposed material contract or proposed material transaction is one that in the ordinary course of business would not require the consent of the board or shareholders, a director or officer who has an interest in such contract shall nevertheless disclose in writing to the Corporation or request to have entered in the minutes of the meeting of directors, the nature and extent of his interest forthwith after the director of officer becomes aware of the contract or transaction or proposed contract or proposed transaction.
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7.3    A director referred to in Clause 7.01 shall not vote on any resolution to approve, the contract or transaction unless the contract or transaction is an arrangement by way of security for money lent to or obligations undertaken by him, or by a body corporate, in which he has an interest for the benefit of the Corporation or an affiliate, a contract or transaction relating primarily to his remuneration as a director, officer, employee or agent of the Corporation or an affiliate, a contract or transaction for indemnity or insurance pursuant to the Act, or a contract or transaction with an affiliate.
7.4    Dissent by Director
A director who is present at a meeting of directors or committee of directors is deemed to have consented to any resolution passed or action taken at the meeting unless he requests that his abstention or dissent be, or his abstention or dissent is, entered in the minutes of the meeting; he sends his written dissent to the secretary of the meeting before the meeting is adjourned; he sends his dissent by registered mail or delivers it to the registered office of the Corporation immediately after the meeting is adjourned, or otherwise proves that he did not consent to the resolution or action. A director who votes for or consents to a resolution or action is not entitled to dissent as aforesaid.
7.5    Limitation of Liability
Subject to the Act, no director or officer for the time being of the Corporation shall be liable for the acts, receipts, neglects or defaults if any other director or officer or employee, or for joining in any receipt or act for conformity, or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired by the Corporation or for or on behalf of the Corporation or for the insufficiency or deficiency of any security in or upon which any of the moneys of or belonging to the Corporation shall be placed or invested, or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person, firm or corporation including any person, firm or corporation with whom or with which moneys, securities or effects shall be lodged or deposited for any loss, conversation, misapplication or misappropriation of or any damage resulting from any dealings with moneys, securities or other assets of or belonging to the Corporation or for any other loss, damage or misfortune whatsoever which may happen in the execution of the duties of his respective office or trust or in relation thereto unless the same shall happen by or through his failure to exercise the powers and to discharge the duties of his office honestly and in good faith with a view to the best interests of the Corporation and through a failure to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.
7.6    Indemnity
Subject to the Act, the Corporation shall indemnify a director or officer, a former director or officer, and a person who acts or acted at the Corporation's request as a director or officer of a body corporate of which the Corporation is or was a shareholder or creditor, and his heirs and legal representatives, against all costs, charges and expenses, including any amount paid to settle an action or satisfy a judgement, reasonably incurred by him in respect to any civil, criminal or administrative action or proceedings to which he is made a party by reason of being or having been a director of officer of the Corporation or such body corporate, if:
a.he acted honestly and in good faith with a view to the best interests of the Corporation; and
b.in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he had reasonable grounds for believing that his conduct was lawful.
7.7    Insurance
The Corporation may, subject to and in accordance with the Act, purchase and maintain insurance for the benefit of any director or officer as such against liability incurred by him.

SECTION EIGHT
SHARES
8.1    Allotment
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Subject to the articles, the board may from time to time allot, or grant options to purchase, and issue the whole or any part of the authorized and unissued shares of the Corporation at such times and to such persons and for such consideration as the board shall determine, provided that no share shall be issued until it is fully paid as provided by the Act.
8.2    Commissions
The board may from time to time authorize the Corporation to pay reasonable commission to any person in consideration of his purchasing or agreeing to purchase shares of the Corporation, whether from the Corporation or from any other person, or procuring or agreeing to procure purchasers for shares of the Corporation.
8.3    Securities Register
The Corporation shall maintain or cause to be maintained a securities register in which it records the securities issued by it in registered form, showing with respect to each class or series of securities:
a.the names, alphabetically arranged, and the latest known address of each person who is or has been a security holder;
b.the number of securities held by each security holder; and
c.the date and particulars if the issue and transfer of each security.
8.4    Non-recognition of Trusts
Subject to the provisions of the Act, the Corporation may treat as the absolute owner of any share the person in whose name the share is registered in the securities register as if that person had full legal capacity and authority to exercise all rights of ownership, irrespective of any indication to the contrary through knowledge or notice or description in the Corporation's records or on the share certificate.
8.5    Share Certificates
Every holder of one or more shares of the Corporation shall be entitled, at his option, to a share certificate, or to a non-transferable written acknowledgement of his right to obtain a share certificate, stating the name of the person to whom the certificate or acknowledgement was issued, and the number and class series of shares held by him as shown on the securities register. The Corporation may charge a fee of not more than $5.00 for a share certificate issued in respect of a transfer. Share certificates and acknowledgments of a shareholder's right to a share certificate, shall, subject to the Act, be in such form as the board shall from time to time approve. Any share certificate shall be signed in accordance with Clause 2.04 and need not be under the corporate seal, provided that, unless the board otherwise determines, certificates representing shares in respect which a transfer agent and/or registrar has been appointed shall not be valid unless countersigned by or on behalf of such transfer agent and/or registrar. The signature of one of the signing officers or, in the case of share certificates which are not valid unless countersigned by or on behalf of a transfer agent and/or registrar, the signatures of both signing officers, may be printed or mechanically reproduced in facsimile upon share certificates and every such facsimile signature shall for all purposes be deemed to be the signature of the officer whose signature it reproduces and shall be binding upon the Corporation. A share certificate executed as aforesaid shall be valid notwithstanding that one or both of the officers whose facsimile signature appears thereon no longer holds office at the date of issue of the certificate.
8.6    Replacement of Share Certificate
The board or any officer or agent designated by the board may in its or his discretion direct the issue of a new share certificate in lieu of and upon cancellation of a share certificate that has been mutilated or in substitution for a share certificate claimed to have been lost, destroyed of wrongfully taken on payment of such fee, not exceeding $5.00 or such greater amount as may be allowed by the Act, and on such terms as to indemnity, reimbursement of expenses and evidence of loss and of title as the board may from time to time prescribe, whether generally or in any particular case.
8.7    Joint Shareholders
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If two or more persons are registered as joint holders of any share, the Corporation shall not be bound to issue more than one certificate in respect thereof, and delivery of such certificates to one of such persons shall be sufficient delivery to all of them. Any one of such persons may give effectual receipts for the certificates issued in respect thereof or for any dividend, bonus, return of capital or other money payable or warrant issuable in respect of such share.
8.8    Fractional Shares
The Corporation may issue a certificate for a fractional share or may issue in its place as may be determined by the board, scrip certificates in a form that entitles the holder to receive a certificate for a full share by exchanging scrip certificates aggregating a full share. The directors may attach conditions to any script certificates including that the scrip certificates become void if they are not exchanged for a share certificate representing a full share by a specified date, and that any shares for which those scrip certificates are exchangeable may, notwithstanding any pre-emptive right, to be issued by the. Corporation to any person and the proceeds of those shares distributed rateably to holders of the scrip certificates.
8.9    Transfer and Transmission of Shares
Shares of the Corporation may be transferred in the form of a transfer or endorsement endorsed on the certificates issued for the shares of the Corporation or in any form of transfer which may be approved by the board.
8.10    Registration of Transfer
Subject to the provisions of the Act, no transfer of shares shall be registered in a securities register except upon presentation of the certificate representing such shares with a transfer endorsed thereon or delivered therewith duly executed by the registered holder or by his attorney or successor duly appointed, together with such reasonable assurance or evidence of signature, identification and authority to transfer as the board may from time to time prescribe, upon payment of all applicable taxes and any fees prescribed by the board.
8.11    Subject to the provisions of the Act, the Corporation may treat a person as a registered shareholder entitled to exercise all rights of the shareholder he represents if that person produces to the board such evidence as may be reasonably required that he is the executor, administrator, heir or legal representative of the heirs of the estate of a deceased shareholder, or guardian committee, trustee, curator or tutor representing a shareholder who is an infant, an incompetent person or a mining person or a liquidation of, or a trustee in bankruptcy for, a registered shareholder.
8.12    If a person on whom the ownership of a share devolves by operation of law, other than a person described in Clause 8.11, furnishes proof of his authority to exercise rights or privileges in respect of a share in the Corporation that is not registered in his name, the Corporation shall treat that person as entitled to exercise those rights or privileges.
8.13    The Corporation is not required to enquire into the existence of, or see the performance or observance of, any duty owed to a third person by a registered holder of any of its shares or by anyone whom it treats, subject to the Act, as the owner or registered holder of the shares.
8.14    Subject to applicable law regarding the collection of taxes, a person referred to in Clause 8.11 is entitled to become a registered holder or to designate a registered holder upon his depositing with the board those documents prescribed by the Act.
8.15    Transfer Agents and Registrars
The board may from time to time appoint one or more trust companies registered under The Trust Companies Act (Alberta) as its agent or agents to maintain the central securities register and registers, and an agent or agents to maintain branch securities registers. Such a person may be designated as transfer agent or registrar according to his functions and one person may be appointed both registrar and transfer agent. The board may at any time terminate any such agreement.
8.16    Share Warrants
The Corporation, with respect to any fully paid-up shares may issue share warrants under its seal stating that the bearers thereof are entitled to the shares therein respectively specified and may provide by coupons or otherwise for the payment of future dividends on the shares included in such warrants.
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8.17    The board may determine and from time to time vary the conditions upon which share warrants shall be issued and in particular upon which a new share warrant or coupon will be issued in the place of one worn-out, defaced, lost or destroyed upon which the bearer of a share warrant shall be entitled to attend and vote at general meetings; and upon which a share warrant may be surrendered and the name of the holder entered in the register in respect of the shares therein specified. Subject to such conditions and to this bylaw, the bearer of a share warrant shall be a shareholder of the Corporation. The holder of share warrant shall be subject to the conditions for the time being in force with respect to share warrants whether made before or after the issue of such warrant.

SECTION NINE
DIVIDENDS AND RIGHTS
9.1    Dividends
Subject to the rights of the holders of any shares entitles to any priority, preference or special privileges, and subject to the provisions of the Act, the board may from time to time declare dividends payable to the shareholders according to their respective rights and interests in the Corporation.
9.2    Record Date for Dividends and Rights
The board my fix in advance a date, preceding by not more than fifty days the date for the payment of any dividend or the date for the issue of any warrant or other evidence or right to subscribe for securities of the Corporation, as a record date for the determination of the persons entitled to receive the right to subscribe for such securities, provided that if the Corporation is a distributing corporation, then unless notice of the record date is waived in writing by every holder of a share of the class or series affected, notice of such record date shall be given not less than seven days before such record date, in the manner provided in the Act. Where no record date for the determination of the persons entitled to receive payment of any dividend or to receive the right to subscribe for securities of the Corporation shall be at the close of business on the day on which the resolution relating to such dividend or right to subscribe is passed by the board.
9.3    Dividend Resolution
The resolution of the board declaring a dividend may direct payment of such dividend wholly or in part by the distribution of specific assets and in particular of paid-up shares, debentures, or debenture stock of the Corporation or of any other corporation or in any one or more of such ways where any difficulty arises in regard to the distribution the board may settle the same as they think expedient and may fix the value for distribution of such specific assets or any part thereof and may determine that such payments shall be made to all parties and may vest any such specific assets in trustees upon such trust for the persons entitled to the dividends as may seem expedient to the board.
9.4    Interest
Interest may be paid out of capital where it is lawful to do so by virtue of the Act but no dividend shall be payable except out of the profits arising from the business of the Corporation.
9.5    No dividend shall bear interest as against the Corporation.
9.6    Pre-Paid Shares
Where capital is paid up on any shares in advance, such capital shall not confer a right to participate in profits whilst carrying interest.
9.7    Interim Dividends
The board may from time to time pay to the shareholders such interim dividends as appear to the board to be justified by the profits of the Corporation.
9.8    Debt to Corporation
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Subject to the Act, the board shall deduct from the dividends payable to any shareholder all sums of money as may be due from him to the Corporation on account of calls or otherwise.
9.9    Payment of Dividends
The Corporation may transmit any dividend or bonus payable in respect of any shares by cheque or warrant through the ordinary post to the registered address of the holder of such share (unless he shall have given written instructions to the contrary) and shall not be responsible for any loss arising therefrom. Every cheque or warrant so sent shall be made payable to the order of the person to whom it is sent.
9.10    Unclaimed Dividends
All dividends unclaimed for one year after having been declared may be vested in or otherwise made use of by the board for the benefit of the Corporation.
9.11    Fractional Shares
Subject to the Articles, a holder of a fractional share or scrip certificate is not entitled to receive a dividend in respect of the fractional share or scrip certificate unless the fractional share or scrip certificate results from a consolidation of shares.

SECTION TEN
MEETINGS OF SHAREHOLDERS
10.1    First and Subsequent Annual Meetings
The first annual meeting shall be held within such period as the board shall determine is in accord with the most convenient date for closing the Corporation's financial year but in any event shall be held within the period of eighteen months from the date of incorporation and subject to the provisions of the Act and the provisions of this by-law, subsequent annual meetings of the Corporation shall be held once in each calendar year and not more than fifteen months after the holding of the last annual meeting.
10.2    Annual Meeting
Subject to the Act, the annual meeting of shareholders shall be held at such time in each year and, subject to Clause 10.05, at such place as the board, the chairman of the board, the managing director or the president may from time to time determine, for the purpose of considering the financial statements and reports required by the Act to be placed before the annual meeting, electing directors if required, appointing auditors if required and transacting such other business as may properly be brought before the meeting.
10.3    Special Meetings
The board, the chairman of the board or the president shall have power to call a special meeting of the shareholders at any time.
10.4    Requisition of Meeting
The board may whenever it thinks fit and it shall upon the requisition of the holders of not less than five (5%) percent of the issued voting share capital of the Corporation forthwith proceed to convene an extraordinary general meeting of the Corporation and any extraordinary general meeting called in pursuance of a requisition shall be convened and held in accordance with the provisions of the Act.
10.5    Place of Meetings
Meetings of shareholders shall be held anywhere in the provinces of Alberta or British Columbia (or outside Alberta or British Columbia if the articles so provide or if all the shareholders entitled to vote at that meeting so agree) as shall be determined by the directors of the Corporation.
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10.6    Telephone Meeting or Electronic Meeting
Subject to any limitations or requirements set out in the regulation made pursuant to the Act, if any, a shareholder or any other person entitled to attend a meeting of shareholders may participate by electronic means, telephone or other communication facilities that permit all persons participating to hear or otherwise communicate with each other and a person participating in such a meeting by those means is deemed to be present at the meeting, and may vote by these means at the meeting.
10.7    Notice of Meetings
A notice in writing of a meeting of shareholders stating the day, hour and place of meeting and if special business is to be transacted thereat, stating (i) the nature of that business in sufficient detail to permit the shareholder to form a reasoned judgment on that business and (ii) the text of any special resolution to be submitted to the meeting, shall be sent to each shareholder entitled to vote at the meeting, who on the record date for notice is registered on the records of the Corporation or its transfer agent as a shareholder, to each director of the Corporation and to the auditor of the Corporation not less than 21 days and not more than 50 days (exclusive of the day of mailing and of the day for which notice is given) before the date of the meeting.
10.8    Record Date for Notice
The board may fix in advance a date, preceding the date of any meeting of shareholders by not more than fifty days and not less than twenty-one days, as a record date for the determination of the shareholders entitled to notice of or to vote at the meeting, provided that if the Corporation is a distributing corporation, then unless notice of the record date is waived in writing by every holder of a share of the class or series affected, notice of any such record date shall be given not less than seven days before such record date in the manner provided in the Act. If no such record date is so fixed, the record date for the determination of the shareholders entitled to receive notice of or vote at the meeting shall be at the close of business on the date immediately preceding the day on which the notice is sent or, if no notice is sent, shall be the day on which the meeting is held.
10.9    List of Shareholders Entitled to Notice
The Corporation shall prepare a list of shareholders entitled to receive notice of or vote at a meeting of shareholders, arranged in alphabetical order and showing the number or shares held by each shareholders. If a record date for the meeting is fixed pursuant to Clause 10.08, the shareholders listed shall be those registered at the close of business on such record date. If no record date is fixed, the shareholders listed shall be those registered at the close of business on the date immediately preceding the day on which notice of the meeting is given or, where no such notice is given, on the day on which the meeting is held. The list shall be available for examination by any shareholder during usual business hours at the records office of the Corporation or at the place where the central securities register is maintained and at the meeting for which the list was prepared.
10.10    Fractional Shares
Subject to the Articles, a holder of a fractional share or scrip certificate is not entitled to exercise voting rights or receive notice of a meeting of shareholders in respect of such fractional share or scrip certificate unless the fractional share or scrip certificate results from a consolidation of shares.
10.11    Meetings Without Notice
A meeting of shareholders may be held without notice at any time and place permitted by the Act:
a.if all shareholders entitled to vote thereat are present in person or represented or if those not present or represented waive notice of or otherwise consent to such meeting being held; and
b.if the auditors and the directors are present or waive notice of or otherwise consent to such meeting being held;
so long as such shareholders, auditors or directors present are not attending for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called. At such a meeting, any business may be transacted which the Corporation at a meeting of shareholders may transact. If the meeting is held at a place outside Alberta,
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shareholders not present or represented by proxy, but who have waived notice of or otherwise consented to such meeting, shall also be deemed to have consented to the meeting being held at such place.
10.12    Chairman and Secretary
The chairman of any meeting of shareholders shall be the president, or in his absence, a vice- president who is a shareholder. If no such officer is present within fifteen minutes from the time for holding the meeting, the persons present and entitled to vote shall choose one of their number to be the chairman. If the secretary of the Corporation is absent, the chairman shall appoint some person, who need not be a shareholder, to act as secretary of the meeting.
10.13    Persons Entitled to be Present
The only person entitled to be present at a meeting of shareholders shall be those entitled to vote thereat, the directors and auditors of the Corporation and others who, although not entitled to vote, are entitled or required under any provision of the Act or the articles or by-laws to be present at the meeting. Any other person may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting.
10.14    Quorum
Two persons present and holding or representing by proxy at least twenty-five per cent (25%) of the shares entitled to vote at the meeting shall be a quorum. If a quorum is present at the opening of a meeting of shareholders, the shareholders present may proceed with the business of the meeting, notwithstanding that a quorum is not present throughout the meeting. If a quorum is not present at the opening of any meeting of shareholders, the shareholders present may adjourn the meeting to a fixed time and place but may not transact any other business.
Notwithstanding the foregoing, if the Corporation has only one shareholder, or one shareholder holding a majority of the shares entitled to vote at the meeting, that shareholder present in person or by proxy constitutes a meeting and a quorum for such meeting.
10.15    Right to Vote
The Corporation shall, no later than 10 days after the record date, prepare a list of shareholders arranged in alphabetical order and showing the number of shares held by each shareholder, and each shareholder shall be entitled to vote the shares shown thereon opposite the shareholder's name at the meeting to which such list relates, except to the extent that:
a.where the Corporation has fixed a record date in respect of such meeting, such person has transferred any of his shares after such record date or, where the Corporation has not fixed a record date in respect of such meeting, such person has transferred any of his shares after the date on which such list is prepared, and
b.the transferee, having produced properly endorsed certificates evidencing such shares or having otherwise established that he owns such shares, has demanded not later than ten days before the meeting that his name be included in such list.
In any such excepted case, the transferee shall be entitled to vote the transferred shares at such meeting. If the Corporation is not required to prepare a list under Clause 10.09, subject to the provisions of the Act and this by-law as to proxies and representatives, at any meeting of shareholders, every person shall be entitled to vote at the meeting who at the time is entered in the securities register as the holder of one or more shares carrying the right to vote at such meeting.
10.16    Proxies and Representatives
Every shareholder entitled to vote at a meeting of shareholders may appoint a proxy holder, or one or more alternate proxy holders, who need not be shareholders, to attend and act at the meeting in the manner and to the extent authorized and with the authority conferred by the proxy. A proxy shall be in writing executed by the shareholder or his attorney and shall conform with the requirements of the Act. Alternatively, every such shareholder which is a body corporate or association may authorize by resolution of its directors or governing body an individual, who need not be a shareholder, to represent it at a meeting of shareholders and such individual may exercise on the shareholder's behalf all the powers it could exercise if it were an individual shareholder. The authority of such an individual shall be established by depositing with the Corporation a certified
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copy of such resolution, or in such other manner as may be satisfactory to the secretary of the Corporation or the chairman of the meeting.
10.17    Mandatory Solicitation of Proxies
If the Corporation is a distributing corporation having fifteen or more shareholders entitled to vote at a meeting of shareholders, two or more joint shareholders being counted as one shareholder, and the management of the Corporation gives or intends to give a holder of its voting shares notice by a meeting, subject to the Act, the management shall, concurrently with or prior to giving of notice, send to each shareholder who is entitled to notice of meeting a form of proxy which shall as nearly as circumstances permit be in a form or to the effect of the following:
"I, ·, of ·, being a shareholder in ·, hereby appoint · of ·, or failing him, · of ·, as my proxy to vote for me and on my behalf of the annual (or extraordinary, as the case may be) meeting of the Corporation to be held on the · day of ·, 200· and at every adjournment thereof and at every poll, which may take place in consequence thereof. As witness my hand this · day of ·, 200·."
10.18    When Clause 10.17 applies, every form of proxy sent or delivered to a shareholder shall indicate in bold-face type whether or not the proxy is solicited by or, on behalf of management of the Corporation and shall provide a specifically designated space for dating and signing form of proxy. The form of proxy shall also indicate that the shareholder has a right to appoint a person or body corporate to represent him at the meeting other than the person or body corporate, if any, designated in the form of proxy and shall contain instructions as to the manner in which the shareholder may exercise the right, and a means for so doing. The form of proxy shall also provide a means for a shareholder to specify that his shares be voted for or against each matter identified therein, other than the appointment of an auditor and election of directors, a means for the shareholder to specify that his shares shall be voted or withheld from voting in respect of the appointment of an auditor or election of directors, and a statement that the shares represented by the proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for and that, if the shareholder specifies a choice with respect to any matter to be acted on, the, shares shall be voted accordingly. A proxy may confer discretionary authority with respect to each matter identified in the notice of meetings, other than the appointment of an auditor and the election of directors, if the form of proxy states in bold-face type how the shares represented by the proxy will be voted in respect of each matter or group of related matters.
10.19    Validity of Proxy
The decision of the chairman of any general meeting as to the validity of any instrument of proxy shall be final and conclusive.
10.20    Time for Deposit of Proxies
The board may specify in a notice calling a meeting of shareholders a time, preceding the time of such meeting or an adjournment thereof by not more than forty eight hours exclusive of non- business days, before which proxies to be used at such meeting must be deposited. A proxy shall be acted upon only if, prior to the time so specified, it shall have been deposited with the Corporation or an agent thereof specified in such notice or, if no such time is specified in such notice, it has been received by the secretary of the Corporation or by the chairman of the meeting or any adjournment thereof prior to the time of voting.
10.21    Joint Shareholders
If two or more persons hold shares jointly, any one of them present in person or represented at a meeting of shareholders may, in the absence of the other or others, vote the shares, but if two or more of those persons are present in person or represented and vote, they shall vote as one the shares jointly held by them.
10.22    Votes to Govern
At any meeting of shareholders, every question shall, unless otherwise required by the articles or by-laws or by law, be determined by the majority of the votes cast on the question. In case of an equality of votes, either upon a show of hands or upon a pool, the chairman of the meeting shall be entitled to a second or casting vote.

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10.23    Show of Hands
Subject to the provisions of the Act, any question at a meeting of shareholders shall be decided by a show of hands unless a ballot thereon is required or demanded as hereinafter provided. Upon a show of hands, every person who is present and entitled to vote shall have one vote. Whenever a vote by show of hands shall have been taken upon a question, unless a ballot thereon is so required or demanded, a declaration by the chairman of the meeting that he vote upon the question has been carried or carried by a particular majority or not carried and an entry to that effect in the minutes of the meeting shall be prima facie evidence of the fact without proof of the number or proportion of, the votes recorded in favour of or against any resolution or other proceeding in respect of the said question, and the result of the vote so taken shall be the decision of the shareholders upon the said question.
10.24    Ballots
On any question proposed for consideration at a meeting of shareholders, any shareholder or proxy holder entitled to vote at the meeting may require or demand a ballot, either before or on the declaration of the result of any vote by show of hands. A ballot so required or demanded shall be taken in such manner as the chairman shall direct. A requirement or demand for a ballot may be withdrawn at anytime prior to the taking of the ballot. If a ballot is taken, each person present shall be entitled, in respect of the shares which he is entitled to vote at the meeting upon the question, to that number of votes provided by the Act or the articles, and the result of the ballot so taken shall be the decision of the shareholders upon the said question.
10.25    Admission or Rejection of a Vote
In case of any dispute as to the admission or rejection of a vote, the chairman shall determine the same and such determination made in good faith shall be final and conclusive.
10.26    Adjournment
If a meeting of the shareholders is adjourned by one or more adjournments for an aggregate of less than thirty days, it shall not be necessary to give notice of the adjourned meeting, other than by announcement at the time of an adjournment. If a meeting of shareholders is adjourned by one or more adjournments for an aggregate of thirty days or more, notice of the adjourned meeting shall be given as for an original meeting.
10.27    Only One Shareholder
Where the Corporation has only one shareholder or only one holder of any class or series of shares, the shareholder present in person or by proxy constitutes a meeting.
10.28    Resolution Signed by all Shareholders
A resolution signed in writing by all the shareholders entitled to vote on that resolution is as valid as if it had been passed at a meeting of shareholders.
SECTION ELEVEN
DIVISIONS AND DEPARTMENTS
11.1    Creation and Consolidation of Divisions
The board may cause the business and operations of the Corporation or any part thereof to be divided or to be segregated into one or more divisions upon such basis, including without limitation, character or type of operation, geographical territory, product manufactured or service rendered, as the board may consider appropriate in each case. The board may also cause the business and operations of any such division to be further divided into sub-units to be consolidated upon such basis as the board may consider appropriate in each case.
11.2    Name of Division
Subject to law, any division or its sub-units may be designated by such name as the board may from time to time determine and may transact business, enter into contracts, sign cheques and other documents of any kind and do all acts and things
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under such name. Any such contract, cheque or document shall be binding upon the Corporation as if it has been entered into or signed in the name of the Corporation.
11.3    Officers of Divisions
From time to time the board or, if authorized by the board, the chief executive officer may appoint one or more officers for any division, prescribe their powers and duties and settle their terms of employment and remuneration. The board or, if authorized by the board, the chief executive officer may remove at its or his pleasure any officer so appointed without prejudice to such officer's rights under any employment contract. Officers of divisions or their sub-units shall not, as such, be officers of the Corporation.
SECTION TWELVE
INFORMATION AVAILABLE TO SHAREHOLDERS
12.1    Except as provided by the Act, or other bodies having jurisdiction, no shareholder shall be entitled to discovery of any information respecting any details or conduct of the Corporation's business which in the opinion of the directors would be expedient in the interests of the Corporation to communicate to the public.
12.2    The directors may from time to time, subject to the rights conferred by the Act, determine whether and to what extent and at what time and place and under what circumstances or regulations the documents, books and registers and accounting records of the Corporation or any of them shall be open to inspection or shareholders and no shareholder shall have any right to inspect any document or book or register or accounting records of the Corporation except as conferred by statute or authorized by the board of directors or by a resolution of the shareholders.

SECTION THIRTEEN
NOTICES
13.1    Method of Giving Notices
Any notice or document required by the Act, the articles or the by-laws to be sent to any shareholder or director of the Corporation may be delivered personally to or sent by mail addressed to:
a.the shareholder at the shareholder's latest address as shown in the records of the Corporation or its transfer agent; and
b.the director at the director's latest address as shown in the records of the Corporation or in the last notice filed under section 106 or 113 of the Act.
Subject to subsection (2) of section 134 of the Act, a notice or document sent by mail as contemplated by this Clause 13.01 to a shareholder or director of the Corporation shall be deemed to have been received by the shareholder or director (as the case may be) at the time it would be delivered in the ordinary course of mail, unless there are reasonable grounds for believing that the shareholder or director (as the case may be) did not receive the notice or document at that time or at all.
A notice or document required to be sent or delivered as noted above in this Clause 13.01 or pursuant to section 256 or section 257 of the Act may be sent by electronic means in accordance with the provisions of the Electronic Transactions Act (Alberta) or as otherwise permitted by applicable laws including, without limitation, common law, statutes, rules, regulations, official directives, published guidelines, standards, codes of practice (regardless of whether such guidelines, standards and codes of practice have been promulgated by statute or regulation) and orders of and the terms of all judgments, orders and decrees, whether foreign or domestic, issued by any governmental authority.
13.2    Notice to Joint Shareholders
If two or more persons are registered as joint holders of any share, any notice shall be addressed to all of such joint holders but notice to one of such persons shall be sufficient notice to all of them.

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13.3    Computation of Time
In computing the date when notice must be given under any provision requiring a specified number of days' notice of any meeting or other event, the date of giving notice shall be excluded and the date of the meeting or other event shall be included.
13.4    Undelivered Notice
If notices given to a shareholder pursuant to Clause 13.01 are returned on two consecutive occasions because he cannot be found, the Corporation shall not be required to give any further notices to such shareholder until he informs the Corporation in writing of his new address.
13.5    Omissions and Errors
The accidental omission to give any notice to any shareholder, director, officer, auditor or member of a committee of the board of the non-receipt of any notice by any such person or any error in any notice not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise founded thereon.
13.6    Persons Entitled by Death or Operation of Law
Every person who, by operation of law, transfer, death of a shareholder or any other means whatsoever shall become entitled to any share, shall be bound by every notice in respect of such share which shall have been duly given to the shareholder from whom he derives his title to such share prior to his name and address being entered on the securities register (whether such notice was given before or after the happening of the event upon which he became so entitled) and prior to his furnishing to the Corporation the proof of authority or evidence of his entitlement prescribed by the Act.
13.7    Waiver of Notice
Any shareholder (or his duly appointed proxy holder), director, officer, auditor or member of a committee of the board may at any time waive any notice, or waive or abridge the time for any notice, required to be given to him under any provision of the Act, the regulations thereunder, the articles, the by-laws or otherwise and such waiver or abridgment shall cure any default ion the giving or in the time of such notice, as the case may be. Any such waiver or abridgment shall be in writing except a waiver of notice of a meeting of shareholders or of the board which may be given in any manner.
MADE by the board the 22nd day of March, 1995 with amendments made by the board the 25th day of October, 2013 and 4th day of June, 2021.
AMENDMENTS CONFIRMED by the shareholders in accordance with the Act: (i) the 24th day of April, 2014; (ii) the 22nd day of March, 1995, and (iii) the 7th day of July, 2005.
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